     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 1996

                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       CROSS-COUNTRY AUTO RETAILERS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          5511                  75-2653096
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                            1201 SOUTH TAYLOR STREET
                             AMARILLO, TEXAS 79101
                                 (806) 374-8653
              (Address, including zip code, and telephone number,
        including area code, of registrants principal executive offices)

                                 ROBERT W. HALL
                              SENIOR VICE CHAIRMAN
                            1201 SOUTH TAYLOR STREET
                             AMARILLO, TEXAS 79101
                                 (806) 374-8653
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

         Philip K. Howard, Esq.                   Jerry V. Elliott, Esq.
         Howard, Darby & Levin                     Shearman & Sterling
      1330 Avenue of the Americas                  599 Lexington Avenue
        New York, New York 10019                 New York, New York 10022
             (212) 841-1000                           (212) 848-4000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
              TITLES OF EACH CLASS OF                      AMOUNT TO          OFFERING PRICE        AGGREGATE
            SECURITIES TO BE REGISTERED                BE REGISTERED (1)      PER SHARE (3)     OFFERING PRICE (3)
Common Stock (par value $.01 per share).............  3,593,750 shares(2)         $17.00           $61,093,750

              TITLES OF EACH CLASS OF                     AMOUNT OF
            SECURITIES TO BE REGISTERED                REGISTRATION FEE
Common Stock (par value $.01 per share).............       $21,067

(1) Includes 468,750 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Rights to purchase Junior Preferred Stock of the Company, which also are being registered hereunder, will be issued in a number equal to the shares of Common Stock to be issued for no additional consideration and, therefore, no registration fee is required therefor. Prior to the occurrence of certain events, such rights will not be exercisable or evidenced separately from the Common Stock. When exercisable, each such right shall entitle the owner to purchase from the Company one-one hundredth of a share of Junior Preferred Stock.
(3) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       CROSS-COUNTRY AUTO RETAILERS, INC.
                             CROSS-REFERENCE SHEET

ITEM NUMBER AND HEADING IN FORM S-1                          CAPTION OR LOCATION IN PROSPECTUS
- ----------------------------------------------------   ---------------------------------------------
  1.   Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus......   Outside Front Cover Page

  2.   Inside Front and Outside Back Cover Pages of
        Prospectus..................................   Inside Front and Outside Back Cover Pages of
                                                        Prospectus

  3.   Summary Information, Risk Factors and Ratio
        of Earnings to Fixed Charges................   Prospectus Summary; Risk Factors

  4.   Use of Proceeds..............................   Use of Proceeds

  5.   Determination of Offering Price..............   Underwriters

  6.   Dilution.....................................   Dilution

  7.   Selling Security Holders.....................   Management; Certain Transactions; Principal
                                                        Stockholders

  8.   Plan of Distribution.........................   Underwriters

  9.   Description of Securities to be Registered...   Outside Front Cover Page of Prospectus;
                                                        Description of Capital Stock

 10.   Interests of Named Experts and Counsel.......   *

 11.   Information with Respect to the Registrant...   Outside Front Cover Page; Prospectus Summary;
                                                        Risk Factors; Dividend Policy;
                                                        Capitalization; Selected Combined Financial
                                                        Data; Pro Forma Combined Financial Data;
                                                        Management's Discussion and Analysis of
                                                        Financial Condition and Results of
                                                        Operations; Business; Management; Principal
                                                        Stockholders; Certain Transactions;
                                                        Description of Capital Stock; Shares
                                                        Eligible for Future Sale; Financial
                                                        Statements

 12.   Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities.................................   *

- ------------------------
*Item is inapplicable or response thereto is in the negative.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED        , 1996

                                3,125,000 SHARES
                       CROSS-COUNTRY AUTO RETAILERS, INC.
                                  COMMON STOCK
                             ---------------------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY CROSS-COUNTRY AUTO RETAILERS, INC. PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC
      MARKET FOR THE COMMON STOCK. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $15 AND
           $17. SEE "UNDERWRITERS"  FOR A DISCUSSION  OF THE  FACTORS
           CONSIDERED                IN DETERMINING THE INITIAL
                             PUBLIC OFFERING PRICE.

                         ------------------------------

     APPLICATION HAS BEEN MADE FOR LISTING THE COMMON STOCK ON THE NEW YORK
                     STOCK EXCHANGE UNDER THE SYMBOL "XCA".

                         ------------------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
    THESE SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
       SECURITIES  AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES
           COMMISSION  NOR  HAS   THE  SECURITIES  AND   EXCHANGE
               COMMISSION  OR ANY STATE SECURITIES COMMISSION
                   PASSED UPON  THE ACCURACY  OR ADEQUACY  OF
                   THIS  PROSPECTUS. ANY REPRESENTATION TO
                      THE    CONTRARY  IS  A  CRIMINAL
                                    OFFENSE.
                            ------------------------

                              PRICE $     A SHARE
                            ------------------------

                                                                                     UNDERWRITING
                                                                       PRICE TO      DISCOUNTS AND   PROCEEDS TO
                                                                        PUBLIC      COMMISSIONS (1)  COMPANY (2)
                                                                    --------------  ---------------  ------------
PER SHARE.........................................................        $                $              $
TOTAL (3).........................................................  $               $                $

- ------------
(1) CROSS-COUNTRY AUTO AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."

(2) BEFORE DEDUCTING EXPENSES, PAYABLE BY CROSS-COUNTRY AUTO ESTIMATED AT $1.4 MILLION.

(3) CERTAIN STOCKHOLDERS OF THE COMPANY (THE "SELLING STOCKHOLDERS") HAVE GRANTED TO THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 468,750 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO PUBLIC SHOWN ABOVE LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND PROCEEDS TO THE SELLING STOCKHOLDERS WILL BE $ , $ AND $ , RESPECTIVELY. SEE "PRINCIPAL STOCKHOLDERS" AND "UNDERWRITERS."

                         ------------------------------

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SHEARMAN & STERLING, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT THE
DELIVERY  OF THE SHARES WILL  BE MADE ON OR  ABOUT                , 1996, AT THE
OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                            ------------------------

MORGAN STANLEY & CO.
       INCORPORATED
           FURMAN SELZ

                                                   RAUSCHER PIERCE REFSNES, INC.

           , 1996

                                 [Photographs]

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

    UNTIL               , 1996 (25 DAYS AFTER  THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Prospectus Summary.........................................................................................           4
Risk Factors...............................................................................................           8
Use of Proceeds............................................................................................          11
Dividend Policy............................................................................................          11
Capitalization.............................................................................................          12
Dilution...................................................................................................          13
Selected Combined Financial Data...........................................................................          14
Pro Forma Combined Financial Data..........................................................................          15
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          18
Business...................................................................................................          28
Management.................................................................................................          40
Principal Stockholders.....................................................................................          43
Certain Transactions.......................................................................................          44
Description of Capital Stock...............................................................................          45
Shares Eligible for Future Sale............................................................................          48
Underwriters...............................................................................................          50
Legal Matters..............................................................................................          51
Experts....................................................................................................          51
Available Information......................................................................................          51
Index to Financial Information.............................................................................         F-1

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    This Prospectus includes statistical data regarding the retail automobile industry. Unless otherwise indicated herein, such data is taken or derived from information published by the Industry Analysis Division of the National Automobile Dealers Association ("NADA") in its INDUSTRY ANALYSIS AND OUTLOOK AND AUTOMOTIVE EXECUTIVE MAGAZINE publications.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH HEREIN UNDER THE CAPTION "RISK FACTORS" AND ARE URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. REFERENCES TO "CROSS-COUNTRY AUTO" OR THE "COMPANY" ARE TO CROSS-COUNTRY AUTO RETAILERS, INC. AND, UNLESS THE CONTEXT INDICATES OTHERWISE, ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE PREDECESSORS. REFERENCES IN THIS PROSPECTUS TO THE "COMMON STOCK" MEAN THE COMMON STOCK, PAR VALUE $.01 PER SHARE, OF THE COMPANY; REFERENCES TO THE "OFFERING" MEAN THE OFFERING OF COMMON STOCK MADE HEREBY; AND REFERENCES TO "SHARES" MEAN THE SHARES OF COMMON STOCK OFFERED HEREBY. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  THE COMPANY

    The Company owns and operates six franchised automobile dealerships in the Amarillo, Texas and Oklahoma City, Oklahoma markets. Through these dealerships, the Company sells new and used cars and light trucks, arranges related financing and insurance, sells replacement parts and provides vehicle maintenance and repair services.

    The Company's founder and Chief Executive Officer, Bill A. Gilliland, has managed automobile dealerships since 1966 and acquired the Company's first dealership, Quality Nissan, Inc. in Amarillo, in 1982. The Company continued its growth in the Amarillo area by acquiring three Chevrolet dealerships, two of which have been in continuous operation (under various owners) since the 1920s. The Company is the exclusive Chevrolet and Nissan dealer in Amarillo. The Company led the Amarillo market in vehicle unit sales in 1995, accounting for approximately 36% of new vehicle unit sales and 25% of used vehicle unit sales. In 1995, the Company entered the Oklahoma City market through the acquisition of a Nissan dealership in February and a Dodge dealership in December. In June 1996, the Company entered into an agreement to purchase another Dodge dealership located in the Oklahoma City market (the "Dodge Acquisition"), which is one of the largest Dodge dealerships in the United States. With this acquisition, the Company believes that, based on pro forma revenue, it would have been one of the 50 largest dealer groups out of more than 15,000 dealer groups nationwide in 1995.

    The Company has demonstrated historical success in acquiring and integrating dealerships, and acquisitions remain an important element of the Company's growth strategy. According to AUTOMOTIVE NEWS the number of franchised dealerships has declined from 36,336 in 1960 to 22,288 in 1996. Further consolidation of automobile dealers is anticipated due to a number of factors, including increased capital requirements for dealerships, the fact that many dealerships are owned by individuals nearing retirement age and the desire of certain automakers to strengthen their brand identity by consolidating their franchised dealerships. The Company believes that an opportunity exists for dealership groups with significant equity capital to purchase additional franchises and that being able to offer prospective sellers tax-advantaged transactions through the use of publicly traded stock will, in certain instances, make Cross-Country Auto a more attractive acquiror.

    As a result of the Company's business strategy and growth through acquisitions, including the full year effect of the dealership acquired in December 1995, the Company's sales increased from $74.9 million in 1991 to $294.7 million in 1995. The Company believes that its business strategy and operations have also enabled it to achieve a level of profitability superior to the industry average. In 1995, the Company's gross profit margin was 15.9%, compared to the industry average of 12.9%.

OPERATING STRATEGY

    The Company's strategy includes:

    EFFECTIVELY SERVING ITS TARGET CUSTOMERS. The Company's existing dealerships, which together offer the complete lines of Chevrolet, Nissan and Dodge vehicles, focus primarily on middle-income buyers seeking moderately priced vehicles that can be financed with relatively affordable monthly payments. The Company believes that working closely with its customers to identify appropriate vehicles and offering suitable financing and credit insurance products enhances the Company's overall profitability by increasing the percentage of vehicle purchases financed through its dealerships and by reducing the subsequent default rate on such financing contracts. In 1995, the Company arranged financing for approximately 76% of its new vehicle sales and 83% of its used vehicle sales, as compared to 42% and 51%, respectively, for the average automobile dealership in the United States.

    OPERATING MULTIPLE DEALERSHIPS IN SELECTED MARKETS. By operating multiple dealerships within individual markets, the Company seeks to become a leading automotive dealer in each market that it serves. This strategy enables the Company to achieve economies of scale in advertising, inventory management, management information systems and corporate overhead. In 1995, the Company was the market share leader in the Amarillo vicinity, accounting for approximately 28% of the new car market and 46% of the new truck market. In Oklahoma City, the combined market shares in 1995 for the Company's two existing Oklahoma City dealerships were approximately 2% and 7% of new car and truck sales, respectively. The Company estimates that, including the Dodge Acquisition, the Company's combined market shares in Oklahoma City would have been 4% of the new car market and 15% of the new truck market in 1995.

    MAINTAINING DISCIPLINED INVENTORY MANAGEMENT. The Company believes that maintaining a vehicle mix that matches market demand is critical to dealership profitability. The Company's policy is to maintain a 60-day supply of new vehicles and a 39-day supply of used vehicles. If a new vehicle remains in inventory for 120 days, or a used vehicle for 60 days, the Company typically disposes of the vehicle by selling it to another dealer or wholesaler. The Company believes that this policy enhances profitability by increasing inventory turnover and reducing carrying costs. If the Company cannot obtain a sufficient supply of popular models from the manufacturers, it purchases the needed vehicles from other franchised dealers throughout the United States. For example, because Chevrolet trucks are popular in Amarillo, the Company purchases trucks from Chevrolet dealers in other cities to supplement its allocation of trucks from Chevrolet. In managing its used vehicle inventory, the Company attempts to "mirror the market" by tracking new and used vehicle sales within its region and maintaining an inventory mix that matches consumer demand.

    EMPLOYING PROFIT-BASED MANAGEMENT COMPENSATION. Cross-Country Auto uses a management compensation system that differentiates it from most other automobile dealerships. The Company believes that at many other auto dealerships the heads of each sales department (new vehicles, used vehicles and finance and insurance ("F&I")) are compensated based on the profitability or sales volumes of their own departments. This method of compensation does not encourage cooperation among departments and can affect overall profitability of the dealership. At Cross-Country Auto, each dealership's general manager and sales managers are trained in F&I analysis and receive bonuses based on the profitability of overall vehicle sales and related F&I income. The Company believes that this compensation system promotes teamwork and encourages each management team to maximize overall profitability.

    UTILIZING TECHNOLOGY THROUGHOUT  OPERATIONS.  The  Company believes that  it has achieved a competitive advantage in its markets by integrating computer-based systems into all aspects of its operations. The Company uses computer-based technology to monitor each dealership's gross profit, permitting senior management to gauge each dealership's daily and monthly gross margin "pace" and to quickly identify areas requiring additional focus. Sales managers also utilize a computer system to design for each customer an affordable financing and insurance package that maximizes the Company's total profit on each transaction. Computer technology is also an integral part of the inventory management system for new and used vehicles and vehicle parts.

    ACHIEVING HIGH LEVELS OF CUSTOMER SATISFACTION. Customer satisfaction and a dealer's reputation for fairness are key competitive factors and are crucial for establishing long-term customer loyalty. Cross-Country Auto's sales process is intended to satisfy customers by providing high-quality vehicles that customers can afford. A customer's experience with the parts and service departments at the Company's dealerships can also positively influence overall satisfaction. The Company strives to train its service managers as professionals, employs state-of-the-art service equipment, maintains a computer-managed inventory of replacement parts, and provides clean service and waiting areas to enhance customers' post-sale experience.

GROWTH STRATEGY

    The Company intends to expand its business by acquiring additional dealerships and seeks to improve their profitability through implementation of the Company's business strategies. The Company believes that its management team has considerable experience in evaluating potential acquisition candidates and determining whether a particular dealership can be successfully integrated into the Company's existing operations. Based on trends affecting automobile dealerships, the Company also believes that an increasing number of acquisition opportunities will become available to the Company.

    Although it plans to evaluate acquisition candidates on a case-by-case basis, the Company intends to make acquisitions primarily in selected cities in the Western and Southern regions of the United States where there are fewer dealerships relative to the size of the population than the national average. Although it may pursue other acquisition opportunities, as part of its strategy to acquire a leading market share in a given area, the Company intends to focus its efforts on dealer groups that own multiple franchises in a single city, as well as on large, single-dealer franchises possessing significant market share. Other criteria for evaluating potential acquisitions will include a dealership or dealer group's current profitability, the quality of its management team, its local reputation with customers and its location along an interstate highway or principal thoroughfare.

    Upon completion of each acquisition, the Company plans to implement its sales methods and philosophy, computer-supported management system and profit-based compensation plan in an effort to enhance the acquired dealership's overall profitability. Cross-Country Auto intends to focus initially on any underperforming departments within the acquired entity that the Company believes may yield the most rapid marginal improvements in operating results. The Company anticipates that it will take two to three years to integrate an acquired dealership into the Company's operations and realize the full benefit of the Company's strategies and systems. There can be no assurance, however, that the profitability of any acquired dealership will equal that achieved to date by the Company's existing dealerships. See "Risk Factors -- Risks Associated with Expansion."

                                  THE OFFERING

Common Stock offered..............  3,125,000 shares (1)
Common Stock to be outstanding
  after the Offering..............  13,250,000 shares (2)
Use of proceeds...................  The net proceeds of the Offering will be used to finance the  Dodge  Acquisition and  future  acquisitions, repay
                                    debt and provide  cash for working  capital and  general
                                    corporate purposes.
New York Stock Exchange symbol....  XCA

- ------------------------
(1) Does not include up to an aggregate of 468,750 Shares that may be sold by the Selling Stockholders pursuant to the Underwriters' over-allotment option. See "Principal Stockholders" and "Underwriters."

(2) Excludes (i) 1,325,000 shares of Common Stock reserved for future issuance under Cross-Country Auto's stock option plan, including an option to purchase 6,250 shares of Common Stock that will be granted immediately before the completion of the Offering with an exercise price equal to the initial public offering price and (ii) 127,588 shares of Common Stock issuable upon the exercise of other options that have an exercise price equal to the initial public offering price. See "Management -- Stock Option Plan" and "Certain Transactions."

                        SUMMARY COMBINED FINANCIAL DATA

    The following summary historical and pro forma combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements of the Company and the related notes and "Pro Forma Combined Financial Data" included elsewhere in this Prospectus.

                                                                                                     THREE MONTHS ENDED
                                                  FISCAL YEAR ENDED DECEMBER 31,                          MARCH 31,
                                ------------------------------------------------------------------  ---------------------
                                                                                           PRO
                                                       ACTUAL                           FORMA (1)          ACTUAL
                                -----------------------------------------------------  -----------  ---------------------
                                  1991       1992       1993       1994       1995        1995        1995        1996
                                ---------  ---------  ---------  ---------  ---------  -----------  ---------  ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues................  $  74,925  $ 125,183  $ 165,364  $ 181,768  $ 236,194   $ 294,722   $  50,067  $   71,229
Gross profit..................     10,839     18,502     25,738     28,322     37,492      45,363       7,618      11,333
Operating income (2)..........      2,355      3,369      5,016      5,683      6,593      11,068(3)     1,219      3,443(3)
Net income....................        849        956      1,995      2,382      2,195       5,724         322       1,555
Net income per share (4)......                                                         $     0.43
Weighted average shares
 outstanding (4)..............                                                             13,234


                                   PRO
                                FORMA (1)
                                ----------
                                   1996
                                ----------

STATEMENT OF OPERATIONS DATA:
Total revenues................  $   71,229
Gross profit..................      11,333
Operating income (2)..........       3,221(3)
Net income....................       1,729
Net income per share (4)......  $     0.13
Weighted average shares
 outstanding (4)..............      13,234

                                                                                                        AS OF
                                                                                                    MARCH 31, 1996
                                                                                      AS OF      --------------------
                                                                                  DECEMBER 31,                 PRO
                                                                                      1995        ACTUAL      FORMA
                                                                                  -------------  ---------  ---------
                                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.................................................................    $     536    $   1,595  $  46,695
Total assets....................................................................       83,407       78,539     93,239
Long-term debt..................................................................       11,859       11,533     11,533
Stockholders' equity............................................................        7,101        8,656     53,756

- ------------------------
(1) For information regarding the pro forma adjustments made to the Company's historical financial data, see "Pro Forma Combined Financial Data."

(2) Operating income is defined as income before income taxes, interest income and interest expense.

(3) Prior to 1996 the Company paid the Gilliland Group Family Partnership ("GGFP") an annual management fee for executive management services. This fee was generally based upon profits earned by the Company and the level of management services rendered by GGFP. As of January 1, 1996 the Company no longer pays management fees to GGFP. Management fees for the year ended December 31, 1995, and for the three months ended March 31, 1995 approximated $4.3 million and $0.8 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and Note 17 to the Notes to the Combined Financial Statements.

(4) Historical earnings per share are not presented as the historical capital structure of the Company prior to the Reorganization (as defined below) and the Offering is not comparable with the capital structure that will exist subsequent to these events. Pro forma earnings per share are based upon the assumption that 13,234,000 shares of Common Stock are outstanding for each period. This amount represents the total number of Shares to be issued in the Offering (3,125,000), the number of shares of Common Stock owned by the Company's stockholders immediately following the Reorganization (9,821,250) and the number of common stock equivalents (288,125) relating to 303,750 shares of Common Stock to be issued to Mr. Ezra P. Mager for $250,000. See "Certain Transactions" and Note 15 to the Notes to Combined Financial Statements.

    CROSS-COUNTRY AUTO WAS FORMED IN MAY 1996 AND IN JUNE 1996 ACQUIRED (THE "REORGANIZATION") ALL OF THE CAPITAL STOCK OF MIDWAY CHEVROLET, INC., PLAINS CHEVROLET, INC., WESTGATE CHEVROLET, INC., QUALITY NISSAN, INC., PERFORMANCE NISSAN, INC., PERFORMANCE DODGE, INC., WORKING MAN'S CREDIT PLAN, INC. AND ALLIED 2000 COLLISION CENTER, INC. ALL OF THESE SUBSIDIARIES WERE CONTROLLED BY MR. BILL A. GILLILAND PRIOR TO THE REORGANIZATION. MR. GILLILAND WILL REMAIN THE PRINCIPAL STOCKHOLDER OF CROSS-COUNTRY AUTO IMMEDIATELY FOLLOWING THE OFFERING. SEE "CERTAIN TRANSACTIONS" AND "PRINCIPAL STOCKHOLDERS."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER AND EVALUATE ALL OF THE INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING THE RISK FACTORS SET FORTH BELOW.

COMPETITION

    Automobile retailing is a highly competitive business with over 22,000 franchised automobile dealerships in the United States at the beginning of 1996. The Company's competition includes auto dealers selling the same or similar makes of new and used vehicles offered by the Company, sometimes at lower prices than those of the Company. Gross profit margins on sales of new vehicles have been declining since 1980, and the used car market faces increasing competition from non-traditional outlets such as used-car "superstores," which use sales techniques such as one price shopping, and the Internet. Several groups have recently announced plans to establish nationwide networks of used vehicle superstores. "No negotiation" sales methods are also being tried for new cars by at least one of these superstores and by dealers for the Saturn Division of General Motors Corporation ("General Motors" or "GM"). The increased popularity of leasing cars also has resulted, as the leases have expired, in a large increase in the number of late model vehicles available in the market from sources other than franchised dealers. As the Company seeks to acquire dealerships in new markets, it may face significant competition (including from other large dealer groups) as it strives to gain market share. The Company has the leading position in the Amarillo market, and the Company's gross margins may decline over time as it expands into markets where it does not have a leading position. These and other competitive pressures could adversely affect the Company's results of operations.

DEPENDENCE ON AUTOMAKERS

    As a franchised dealer, the Company's success depends upon the popularity and availability of vehicles it is authorized to sell. For example, light trucks, in general, and the Chevrolet Suburban and Tahoe models, in particular, are currently popular with consumers in the Amarillo market, and the Company typically earns a higher gross profit margin on new trucks than on many new cars sold by the Company. If consumer preferences for these models change or the Company is unable to obtain a sufficient supply of these vehicles, the Company's sales could decline and its results could be adversely affected. Because approximately 71% of the Company's 1995 gross profit was attributable to the Company's Chevrolet dealerships, the Company currently is particularly dependent upon the continued popularity of models offered by Chevrolet and on Chevrolet's ability to provide it with the appropriate inventory.

    Domestic automakers are also vulnerable to strikes and other labor actions by unions, which could reduce or eliminate the supply of new vehicles for a period. For example, workers at two of GM's parts plants went on strike for 17 days during March 1996, causing a material drop in GM's first quarter vehicle production. The current collective bargaining agreements between the United Automobile Workers Union and each of General Motors and Chrysler Corporation ("Chrysler") are scheduled to expire on September 14, 1996. These automakers may not be able to negotiate new collective bargaining agreements without experiencing significant labor stoppages that could limit or interrupt the production or distribution of these automakers' new vehicles.

MATURE INDUSTRY; CYCLICAL AND LOCAL NATURE OF AUTOMOBILE SALES

    The American automobile dealership industry generally is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. In many mature local and regional retail markets, sales of new vehicles have fluctuated in recent years. As a consequence, growth in the Company's revenues and earnings and the market value of the Common Stock are likely to be significantly affected by the Company's success in acquiring and integrating dealerships and the pace and size of such acquisitions. The automobile industry historically has experienced periodic downturns, characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions and consumer confidence. Future recessions may have a material adverse effect on the Company's business and the price of the Common Stock.

    Local economic, competitive and other conditions also affect the performance of dealerships. The Texas Panhandle and Oklahoma have been experiencing a severe drought since October 1995. Although the Company's sales during this period have not been significantly affected by the drought, a continuation of this weather condition could have a material adverse effect on the business of the Company.

RISKS ASSOCIATED WITH EXPANSION

    The Company's future  growth will  depend in large  part on  its ability  to acquire additional dealerships. In pursuing a strategy of acquiring other dealerships, the Company will face risks commonly encountered with growth through acquisitions. These risks include incurring significantly higher capital expenditures and operating expenses, failing to assimilate the operations and personnel of the acquired dealerships, disrupting the Company's ongoing business, dissipating the Company's limited management resources, failing to maintain uniform standards, controls and policies, and impairing relationships with employees and customers as a result of changes in management. The Company expects that it will take two to three years to integrate an acquired dealership into the Company's operations and realize the full benefit of the Company's strategies and systems. To date the financial performance of the two Oklahoma City dealerships acquired in 1995 has been below the Company's financial results in the Amarillo market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Growth Strategy -- Acquisitions." There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered with such acquisitions, including in connection with its two dealerships acquired in 1995.

    Acquiring additional dealerships, as the Company intends, will have a significant impact on the Company's financial position, and could cause substantial fluctuations in the Company's quarterly and yearly operating results. Acquisitions could result in significant goodwill and intangible assets, which are likely to result in substantial amortization charges to the Company that would reduce stated earnings.

AVAILABILITY OF ACQUISITION CANDIDATES AND NEED FOR FINANCING

    The Company's ability to continue to grow through the acquisition of additional dealerships will be dependent upon (i) the availability of suitable candidates, (ii) receiving automaker approval of acquisitions, (iii) the Company's ability to compete effectively for available dealerships and (iv) the availability of capital to complete the acquisitions. See "Business -- Growth Strategy -- Acquisitions."

    The Company intends to finance acquisitions with cash on hand (including the proceeds of the Offering) and through issuances of stock or debt securities. Using cash to complete acquisitions could substantially limit the Company's financial flexibility. Using stock to consummate acquisitions may result in significant dilution of shareholders' interest in the Company. Using debt to complete acquisitions could result in financial covenants that limit the Company's operating and financial flexibility. If the Company is unable to obtain additional capital on acceptable terms, the Company may be required to reduce the scope of its presently anticipated expansion, which could materially adversely affect the Company's business and the value of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources" and "Business -- Growth Strategy
- -- Acquisitions."

LIMITED MANAGEMENT AND PERSONNEL RESOURCES

    The Company's success depends to a significant degree upon the continued contributions of its management team (particularly its senior management) and service and sales personnel. In addition, as the Company expands it may need to hire additional managers. There are no employment agreements with any officers or employees of the Company, and the Company's employees may voluntarily terminate their employment with the Company at any time. The market for qualified employees in the industry and in the regions in which the Company operates, particularly for general managers, is highly competitive. The loss of the services of key employees or the inability to attract additional qualified managers could have a material adverse effect on the Company.

AUTOMAKER CONTROL OVER DEALERSHIPS

    Historically, automakers have exercised significant control over dealerships and have restricted them to specified locations and retained approval rights over changes in management and ownership. The Company's ability to expand will depend, in part, on obtaining the consent of automakers to the Company's acquisitions of new dealerships, including the Dodge Acquisition, which the Company currently anticipates acquiring with a portion of the net proceeds from the Offering. While the Company's acquisitions to date have been approved and the Company has not been materially adversely affected by the other limitations imposed by automakers, there can be no assurance that the Company will be able to obtain future necessary approvals on acceptable terms or not be materially adversely affected by other limitations in the future.

    The Company has "Dealer Agreements" with its automakers, which expire in or about the year 2000. The Company currently believes that, as it has done in prior years, it will be able to renew all of the Dealer Agreements upon expiration, but no such assurance can be given.

GOVERNMENTAL REGULATIONS

    The Company is subject to a wide range of federal, state and local regulations, such as local licensing requirements, consumer protection laws and rules relating to gasoline storage, waste treatment and other environmental matters. Future acquisitions by the Company may also be subject to regulation, including antitrust reviews. The Company believes that it substantially complies with all applicable laws relating to its business, but future regulations may be more stringent and require the Company to incur significant additional costs.

CONCENTRATION OF VOTING POWER AND ANTI-TAKEOVER PROVISIONS

    Following the Offering, through their ownership of approximately 76% of the outstanding Common Stock (approximately 72% if the Underwriters' over-allotment option is exercised in full), the current owners of the Company will continue to control the election of all directors and all other actions submitted to a vote of the Company's stockholders, including significant corporate actions. Other stockholders (including purchasers of the Shares), will not have the voting power to elect directors or make corporate decisions. This concentration of voting power in current owners may, among other things, have the effect of delaying or preventing a change in control of the Company.

    Other agreements and corporate documents and Delaware law also make it difficult for a third party to try to unilaterally acquire a significant ownership position in the Company, including:

       (i) The Company's Dealer Agreements with General Motors' Chevrolet division put the Company at risk of losing its Chevrolet franchises if any person or entity acquires more than 20% of the Common Stock without Chevrolet's approval. See "Business -- Vehicle and Parts Suppliers -- Relationships with Automakers."

       (ii)Certain provisions of the Company's Certificate of Incorporation and Bylaws (a) allow the Company to issue preferred stock with rights senior to those of the Common Stock without any further vote or action by the stockholders, (b) provide for a classified board of directors with staggered three-year terms and (c) impose procedural requirements that could make it more difficult for stockholders of the Company to effect certain corporate actions. In addition, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by such statute. See "Description of Capital Stock -- Anti-Takeover Effects of Provisions of the Certificate of Incorporation Bylaws and Delaware Law."

       (iii)
           Under the Company's Stockholders' Rights Plan, shareholders (other than certain prospective acquirors) are entitled to purchase Common
    Stock at a discount or shares in the prospective acquiror at a discount upon certain acquisitions of 19.9% or more of the Common Stock or a merger of the Company or similar transaction. See "Description of Capital Stock -- Stockholders' Rights Plan."

       (iv)Under the Company's Stock Option Plan, options outstanding thereunder become immediately exercisable upon a "change in control" or certain mergers or reorganizations of Cross-Country Auto. See "Management -- Stock Option Plan."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active public market for the Common Stock will develop or continue after the Offering. The initial public offering price of the Common Stock will be determined by negotiations among the Company and representatives of the Underwriters. Because the Company will be one of the first public companies dedicated to the retail auto dealership business, these representatives will not be able to use the market prices of other companies in the same industry as a benchmark in setting the initial public offering price. See "Underwriters" for a discussion of the factors considered in determining the initial public offering price. Quarterly and annual operating results of the Company, variations between such results and the results expected by investors and analysts, changes in local or general economic conditions or developments affecting the automobile industry, the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. As a result of these factors, as well as other factors common to initial public offerings, the market price could fluctuate substantially from the offering price.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $45.1 million, assuming an initial public offering price of $16.00 per share. The Company intends to apply $13.5 million of the net proceeds to complete the Dodge Acquisition. The Company also may apply a portion of the net proceeds to the purchase of some or all of the used vehicle inventory associated with the Dodge Acquisition at a price to be agreed. Although the Dodge Acquisition is contingent on receiving approval from the Dodge division of Chrysler, the Company expects to complete the acquisition by September 1996. See "Business -- Growth Strategy -- Acquisitions." Prior to the Dodge Acquisition, the Company intends to invest the proceeds to be used for that acquisition in a short-term, interest-bearing account.

    The Company also intends to apply approximately $25 million of the net proceeds to repay a majority of its vehicle financing indebtedness owed to General Motors Acceptance Corporation ("GMAC"). Such indebtedness accrues interest currently at an annual rate equal to 8.0%. At May 31, 1996, this debt totaled $33.7 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    The Company intends to use the remaining expected net proceeds of $6.6 million for working capital and other general corporate purposes, including future acquisitions.

    The Company will not receive any of the proceeds from any sale of Shares pursuant to exercise of the Underwriters' over-allotment option.

                                DIVIDEND POLICY

    The Company does not intend to pay cash dividends to holders of Common Stock for the foreseeable future. Instead, the Company intends to apply earnings, if any, to finance the growth of Cross-Country Auto. Any future determination to pay cash dividends on Common Stock will be at the discretion of the Board of Directors, will be subject to certain limitations under the General Corporation Law of the State of Delaware and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant, including any restrictions contained in any future debt facilities. See "Management's Discussion and Analysis of
Financial   Condition  and  Results  of  Operations  --  Liquidity  and  Capital
Resources."

                                 CAPITALIZATION

    The following table sets forth the cash and cash equivalents, short-term debt and total capitalization of the Company at March 31, 1996 (i) without giving effect to the Reorganization or the Offering and (ii) on a pro forma basis, adjusted to reflect the Reorganization and the Offering (at an assumed initial public offering price of $16.00 per share) and the application of the estimated net proceeds to be received by the Company. This table should be read in conjunction with the Combined Financial Statements and related notes and "Pro Forma Combined Financial Data" appearing elsewhere in this Prospectus. See also "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

                                                                                               MARCH 31, 1996
                                                                                          ------------------------
                                                                                           ACTUAL    PRO FORMA (1)
                                                                                          ---------  -------------
                                                                                               (IN THOUSANDS)
Cash and cash equivalents...............................................................  $  10,326    $  25,026(2)
                                                                                          ---------  -------------
                                                                                          ---------  -------------
Short-term debt:
  Floorplan debt........................................................................  $  33,345    $   8,345(2)
  Due to affiliates.....................................................................      5,881          481(2)
  Current maturities of long-term debt..................................................      1,470        1,470
                                                                                          ---------  -------------
      Total short-term debt.............................................................  $  40,696    $  10,296
                                                                                          ---------  -------------
                                                                                          ---------  -------------
Long-term debt, excluding current maturities............................................  $  11,533    $  11,533
                                                                                          ---------  -------------
Stockholders' equity:
  Preferred Stock, $.01 par value, 10,000,000 shares authorized;
   no shares issued and outstanding.....................................................     --           --
  Common Stock, $.01 par value, 100,000,000 shares authorized;
   no shares issued and outstanding, actual;
   12,946,250 shares issued and outstanding, as adjusted (3)............................     --              129(1)
  Paid-in capital.......................................................................      1,064       46,035(1)
  Retained earnings.....................................................................      7,592        7,592
                                                                                          ---------  -------------
      Total stockholders' equity........................................................      8,656       53,756
                                                                                          ---------  -------------
        Total capitalization............................................................  $  20,189    $  65,289
                                                                                          ---------  -------------
                                                                                          ---------  -------------

- ------------------------------

(1) Excludes the issuance of 303,750 shares of Common Stock for $250,000 to Ezra P. Mager, the Company's Vice Chairman, pursuant to an agreement dated April 1, 1996. See "Certain Transactions" and Note 15 to the Notes to Combined Financial Statements.

(2) Approximately $25.0 million of the net proceeds of the Offering will be used to reduce floorplan debt and the remainder of the estimated net proceeds, approximately $20.1 million, will be invested in an account (the "GMAC Deposit Account") with GMAC and in other cash equivalents. The reduction in due to affiliates represents the remittance of funds that have been advanced to the Company to invest in the GMAC Deposit Account. See "Certain Transactions" and "Use of Proceeds." The pro forma capitalization table as of March 31, 1996 does not reflect the expected application of proceeds in connection with the Dodge Acquisition.

(3) If the over-allotment option is exercised, the number of issued and outstanding shares of Common Stock will not increase; only shares of Common Stock owned by the Selling Stockholders are subject to such option. See "Use of Proceeds" and "Principal Stockholders." Excludes (i) 1,325,000 shares of Common Stock reserved for future issuance under Cross-Country Auto's stock option plan, including an option to purchase 6,250 shares of Common Stock that will be granted immediately before the completion of the Offering with an exercise price equal to the initial public offering price and (ii) 127,588 shares of Common Stock issuable upon the exercise of other options which have an exercise price equal to the initial public offering price. See "Management -- Stock Option Plan" and "Certain Transactions."

                                    DILUTION

    The net tangible book value of the Company at March 31, 1996 (assuming the Reorganization had been completed at that date) was $1,275,000, or $0.13 per share of Common Stock. Net tangible book value per share represents the amount of the Company's net tangible assets less total liabilities divided by the number of shares of Common Stock outstanding at that date. After giving effect to the Offering (based upon an assumed initial public offering price of $16.00 per share and after deducting estimated offering expenses payable by the Company), the Company's pro forma net tangible book value at March 31, 1996 would have been $46,375,000 or $3.58 per share. This represents an immediate increase in the net tangible book value of $3.45 per share to existing stockholders and an immediate dilution of $12.42 per share to new investors purchasing Shares in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share......................                $16.00
  Net tangible book value per share before the Offering..............  $    0.13
  Increase per share attributable to new investors...................  $    3.45
Pro forma net tangible book value per share after the Offering.......                $ 3.58
                                                                                  ---------
Dilution per share to new investors(1)...............................                $12.42
                                                                                  ---------
                                                                                  ---------

- ------------------------------
(1) Dilution is determined by subtracting the net tangible book value per share of Common Stock after the Offering from the public offering price per share.

    The following table summarizes, on a pro forma basis as of March 31, 1996 (assuming the Reorganization had been completed at that date), the differences between the number of shares of Common Stock purchased from Cross-Country Auto, the total consideration paid and the average price per share paid by the existing stockholders and by the investors purchasing in this Offering at an assumed initial public offering price of $16.00 per share:

                                                  SHARES PURCHASED             TOTAL CONSIDERATION
                                            ----------------------------  -----------------------------  AVERAGE PRICE
                                              NUMBER (1)       PERCENT         AMOUNT         PERCENT      PER SHARE
                                            ---------------  -----------  ----------------  -----------  --------------
Existing Stockholders.....................     9,821,250(2)       75.9%   $   8,656,000(3)       14.8%    $    0.88
New Investors.............................     3,125,000          24.1       50,000,000          85.2         16.00
                                            ---------------      -----    ----------------      -----
  Total...................................    12,946,250         100.0%   $  58,656,000         100.0%
                                            ---------------      -----    ----------------      -----
                                            ---------------      -----    ----------------      -----

- ------------------------------

(1) Excludes shares to be issued to Mr. Mager pursuant to an agreement dated April 1, 1996. See "Certain Transactions" and Note 15 to the Notes to Combined Financial Statements.

(2) Excludes 133,838 shares of Common Stock that may be issued upon the exercise at the initial public offering price of options to be granted immediately prior to completion of the Offering.

(3)  Net book value at March 31, 1996.

                        SELECTED COMBINED FINANCIAL DATA

    The selected combined statement of operations and balance sheet data for the three years in the period ended December 31, 1995 are derived from the Company's audited financial statements. The selected combined statement of operations and balance sheet data for the two years in the period ended December 31, 1992 are based on the Company's unaudited financial statements. The selected combined results of operations data for the three months ended March 31, 1995 and 1996 and the balance sheet data at March 31, 1996 are derived from the unaudited financial statements of the Company and, in the opinion of management, reflect all adjustments necessary for a fair presentation of its results of operations and financial condition. All such adjustments are of a normal recurring nature. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period. This selected combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and related notes included elsewhere in this Prospectus.

                                                                                                   THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                       MARCH 31,
                                          -----------------------------------------------------  ----------------------
                                            1991       1992       1993       1994      1995(1)     1995(2)      1996
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                                                         (IN THOUSANDS)
COMBINED STATEMENT OF OPERATIONS DATA:
Revenues:
  Vehicle sales.........................  $  66,289  $ 113,072  $ 150,205  $ 163,721  $ 212,984   $  45,077   $  64,009
  Other operating revenues..............      8,636     12,111     15,159     18,047     23,210       4,990       7,220
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------
        Total revenues..................     74,925    125,183    165,364    181,768    236,194      50,067      71,229
Cost of sales...........................     64,086    106,681    139,626    153,446    198,702      42,449      59,896
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------
Gross profit............................     10,839     18,502     25,738     28,322     37,492       7,618      11,333
Selling, general and administrative.....      7,278     12,813     17,194     18,522     25,630       5,377       7,537
Depreciation and amortization...........        408        731        992        934        951         224         353
Management fees (3).....................        798      1,589      2,536      3,183      4,318         798      --
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------
Operating income........................      2,355      3,369      5,016      5,683      6,593       1,219       3,443
Interest expense, net...................      1,008      1,852      1,848      1,950      3,088         704         975
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------
Income before income taxes..............      1,347      1,517      3,168      3,733      3,505         515       2,468
Income tax expense......................        498        561      1,173      1,351      1,310         193         913
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------
Net income (4)..........................  $     849  $     956  $   1,995  $   2,382  $   2,195   $     322   $   1,555
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------

                                                            AS OF DECEMBER 31,
                                           -----------------------------------------------------        AS OF
                                             1991       1992       1993       1994       1995      MARCH 31, 1996
                                           ---------  ---------  ---------  ---------  ---------  -----------------
                                                                        (IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
Working capital..........................  $   1,274  $       8  $     135  $      50  $     536      $   1,595
Total assets.............................     33,693     38,191     43,513     47,579     83,407         78,539
Long-term debt...........................      7,391      9,034      7,887      7,150     11,859         11,533
Total liabilities........................     34,119     37,661     40,774     42,538     76,306         69,883
Stockholders' equity.....................       (426)       530      2,739      5,041      7,101          8,656

- ------------------------------
(1) The results for the year ended December 31, 1995 include the results of Performance Nissan, Inc. from the date of acquisition, February 2, 1995, and the results of Performance Dodge, Inc. from the date of acquisition, December 4, 1995.
(2) The results for the three months ended March 31, 1995 include the results of Performance Nissan, Inc. from the date of acquisition, February 2, 1995.
(3) As of January 1, 1996, the Company no longer pays management fees to GGFP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Pro Forma Combined Financial Data."
(4) Historical earnings per share are not presented, as the historical capital structure of the Company prior to the Offering is not comparable with the capital structure that will exist subsequent to the Offering.

                       PRO FORMA COMBINED FINANCIAL DATA

    The following unaudited pro forma combined statements of operations for the year ended December 31, 1995 and for the three months ended March 31, 1996 reflect the historical accounts of the Company for those periods adjusted to give pro forma effect to the December 1995 acquisition of Performance Dodge, Inc. (formerly Jim Glover Dodge, Inc.), the Reorganization and the Offering, as if these transactions had occurred at the beginning of each period presented.

    The following unaudited pro forma combined balance sheet as of March 31, 1996 reflects the historical accounts of the Company as of that date adjusted to give pro forma effect to the Reorganization and the Offering as if they had occurred as of March 31, 1996.

    The pro forma combined financial data and accompanying notes should be read in conjunction with the Combined Financial Statements and the related notes included elsewhere in this Prospectus. The Company believes that the assumptions used in the following statements provide a reasonable basis on which to present the pro forma financial data. The pro forma combined financial data is provided for informational purposes only and should not be construed to be indicative of the Company's financial condition or results of operations had the transactions and events described above been consummated on the dates assumed and are not intended to project the Company's financial condition on any future date or results of operations for any future period.

                                                 PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                                        YEAR ENDED DECEMBER 31, 1995
                           ---------------------------------------------------------------------------------------
                                           ACTUAL                     PRO FORMA
                              ACTUAL     PERFORMANCE    PRO FORMA        FOR         PRO FORMA
                           COMPANY (1)    DODGE (1)    ADJUSTMENTS   ACQUISITION  ADJUSTMENTS (3)     PRO FORMA
                           ------------  -----------  -------------  -----------  ---------------  ---------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Vehicle sales..........   $  212,984    $  55,498    $  (4,856)(2) $  263,626       --           $    263,626
  Other operating
   revenues..............       23,210        8,419         (533)(2)     31,096       --                 31,096
                           ------------  -----------  -------------  -----------      -------      ---------------
    Total revenues.......      236,194       63,917       (5,389)       294,722       --                294,722
Cost of sales............      198,702       55,370       (4,713)(2)    249,359       --                249,359
                           ------------  -----------  -------------  -----------      -------      ---------------
Gross profit                    37,492        8,547         (676)        45,363       --                 45,363
Selling, general and
 administrative..........       25,630        7,244         (510)(2)     32,364           889 (4)        33,253 (5)
Depreciation and
 amortization............          951           24           67 (6)      1,042       --                  1,042
Management fees..........        4,318       --           --              4,318        (4,318)(7)           --
                           ------------  -----------  -------------  -----------      -------      ---------------
Operating income.........        6,593        1,279         (233)         7,639         3,429            11,068
Interest expense, net....       (3,088)        (367)        (479)(6)     (3,934)        2,000 (4)        (1,934)
                           ------------  -----------  -------------  -----------      -------      ---------------
Income before income
 taxes...................        3,505          912         (712)         3,705         5,429             9,134
Income tax expense.......        1,310       --               75 (8)      1,385         2,025 (10)        3,410
                           ------------  -----------  -------------  -----------      -------      ---------------
Net income...............  $     2,195   $      912   $     (787)     $   2,320       $ 3,404      $      5,724
                           ------------  -----------  -------------  -----------      -------      ---------------
                           ------------  -----------  -------------  -----------      -------      ---------------
Net income per share.....                                                                          $       0.43(9)
Weighted average shares
 outstanding.............                                                                                13,234(9)

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                                                                              THREE MONTHS ENDED MARCH 31, 1996
                                                                         -------------------------------------------
                                                                                        PRO FORMA
                                                                          ACTUAL     ADJUSTMENTS (3)     PRO FORMA
                                                                         ---------  -----------------  -------------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Vehicle sales........................................................  $  64,009         --          $      64,009
  Other operating revenues.............................................      7,220         --                  7,220
                                                                         ---------         ------      -------------
      Total revenues...................................................     71,229         --                 71,229
Cost of sales..........................................................     59,896         --                 59,896
Gross profit...........................................................     11,333         --                 11,333
Selling, general and administrative....................................      7,537            222(4)           7,759(5)
Depreciation and amortization..........................................        353         --                    353
Management fees........................................................     --             --               --
                                                                         ---------         ------      -------------
Operating income.......................................................      3,443           (222)             3,221
Interest expense, net..................................................       (975)         500(4)              (475)
                                                                         ---------         ------      -------------
Income before income taxes.............................................      2,468            278              2,746
Income tax expense.....................................................        913            104 (10)         1,017
                                                                         ---------         ------      -------------
Net income.............................................................  $   1,555  $         174      $       1,729
                                                                         ---------         ------      -------------
                                                                         ---------         ------      -------------
Net income per share...................................................                                $        0.13(9)
Weighted average shares outstanding....................................                                       13,234(9)

- --------------------------
(1) Actual results of operations reflect the results of operations of the Company for the year ended December 31, 1995 and actual results for Performance Dodge, Inc. (formerly Jim Glover Dodge, Inc.), for the fiscal year ended November 30, 1995.
(2) Entry reverses the one month of sales and expenses (December 1994) of Performance Dodge, Inc. recorded in its statement of operations for the year ended November 30, 1995.
(3) The Company will use the proceeds from the Offering primarily to acquire other dealerships in the future. Until these proceeds are used to acquire other dealerships, including the Dodge Acquisition, the Company intends to invest the remaining proceeds of approximately $20.1 million in the GMAC Deposit Account, which currently pays interest at an annual rate of 8.0%, and in other cash equivalents. See "Use of Proceeds." The pro forma financial information above does not reflect any interest income related to the investment of proceeds in the GMAC Deposit Account or other cash equivalents.
(4) Reflects the Company's estimate of the net additions to selling, general and administrative expenses and reductions in interest expense which would have occurred if the Offering had been effected as of the beginning of each period and consists of (a) a net increase in management compensation pursuant to new compensation arrangements to be in place subsequent to the Offering, (b) an increase in administrative expenses associated with public ownership of the Company's Common Stock and (c) a reduction in interest expense reflecting estimated proceeds used to pay down floorplan debt. See "Use of Proceeds." The reduction in interest expense was calculated based on an average reduction in floorplan debt of $25.0 million at the actual interest rate in effect during each respective period.
(5) The pro forma combined statement of operations for the year ended December 31, 1995 and the first quarter ended March 31, 1996 exclude compensation expense that the Company expects to recognize in the second quarter of 1996 related to the issuance of 303,750 shares of Common Stock to Mr. Mager pursuant to an agreement dated April 1, 1996. The amount of compensation expense that will be recognized in the quarter ending June 30, 1996 will be equal to the difference between the fair value of the Common Stock issued to Mr. Mager and the cash consideration to be paid of $250,000. The Company has engaged an independent third party appraisal expert to estimate the fair value of the stock as of the date of Mr. Mager's agreement to purchase the shares. The Company expects that the charge will have a material non-cash impact on its results of operations for the quarter ending June 30, 1996 and for the year ending December 31, 1996. The pro forma combined balance sheet at March 31, 1996 also excludes the increase in equity that would result from the issuance of Common Stock to Mr. Mager pursuant to this agreement.
(6) Reflects additional interest expense, depreciation and amortization of goodwill as if Performance Dodge, Inc. had been acquired as of the beginning of the period.
(7) Reflects elimination of the management fees as discussed under "Certain Transactions" and Note 17 to the Notes to Combined Financial Statements. See footnote (4) above for increase in selling, general and administrative expenses for executive compensation paid to these individuals.
(8) Reflects the income tax effect of the adjustments described in footnotes (2) and (6) above and Performance Dodge, Inc. for its fiscal year ended November 30, 1995 as if it were a taxable entity, using the Company's incremental tax rate of approximately 37%.
(9) Pro forma earnings per share are based upon the assumption that 13,234,375 shares of Common Stock are outstanding for each period. This amount represents the Shares to be issued in the Offering (3,125,000), the number of shares of Common Stock owned by the Company's stockholders immediately following the Reorganization (9,821,250) and the number of common stock equivalents (288,125) relating to 303,750 shares of Common Stock to be issued to Mr. Mager for $250,000. See "Certain Transactions" and Note 15 to the Notes to Combined Financial Statements.
(10)Reflects the estimated income tax effect of the adjustments described in footnotes (4) and (7) above, using the Company's incremental tax rate of approximately 37%.

                        PRO FORMA COMBINED BALANCE SHEET

                                                                                   AS OF MARCH 31, 1996
                                                                          ---------------------------------------
                                                                                       PRO FORMA
                                                                           ACTUAL     ADJUSTMENTS   PRO FORMA (1)
                                                                          ---------  -------------  -------------
                                                                                      (IN THOUSANDS)
                                                     ASSETS
Current Assets:
  Cash and cash equivalents.............................................  $  10,326  $      14,700(3)  $    25,026
  Accounts receivable...................................................     10,297       --              10,297
  Inventories...........................................................     36,092       --              36,092
                                                                          ---------  -------------  -------------
      Total current assets..............................................     56,715         14,700        71,415
                                                                          ---------  -------------  -------------
  Net property, plant and equipment.....................................     12,175       --              12,175
  Goodwill, net, and other assets.......................................      9,649       --               9,649
                                                                          ---------  -------------  -------------
      Total assets......................................................  $  78,539  $      14,700   $    93,239
                                                                          ---------  -------------  -------------
                                                                          ---------  -------------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Currrent Liabilities:
  Floorplan debt........................................................  $  33,345  $     (25,000 (3) $      8,345
  Current maturities of long-term debt..................................      1,470       --               1,470
  Accounts payable......................................................      4,631       --               4,631
  Due to affiliates.....................................................      5,881         (5,400 (3)          481
  Accrued expenses and other liabilities................................      7,761       --               7,761
  Deferred income taxes.................................................      2,032       --               2,032
                                                                          ---------  -------------  -------------
      Total current liabilities.........................................     55,120        (30,400)       24,720
                                                                          ---------  -------------  -------------
Long-term Liabilities:
  Long-term debt, excluding current maturities..........................     11,533       --              11,533
  Deferred warranty revenue -- long-term portion........................      3,230       --               3,230
                                                                          ---------  -------------  -------------
      Total long-term liabilities.......................................     14,763       --              14,763
                                                                          ---------  -------------  -------------
Stockholders' Equity:
  Preferred Stock, $.01 par value, 10,000,000 shares authorized, no
   shares issued and outstanding........................................     --           --             --
  Common Stock, $.01 par value; 100,000,000 shares authorized, no shares issued and outstanding, actual; 12,946,250 shares issued and
   outstanding, as adjusted(1)..........................................     --                129(2)          129
  Paid-in capital.......................................................      1,064         44,971(2)       46,035
  Retained earnings.....................................................      7,592       --               7,592
                                                                          ---------  -------------  -------------
      Total stockholders' equity........................................      8,656         45,100        53,756
                                                                          ---------  -------------  -------------
        Total liabilities and stockholders' equity......................  $  78,539  $      14,700  $     93,239
                                                                          ---------  -------------  -------------
                                                                          ---------  -------------  -------------

- --------------------------
(1) The Company will not receive the proceeds of the sale, if any, of the over-allotment Shares. Such amount will be remitted to the Selling Stockholders. As a result, there is no increase in stockholders' equity or to the number of shares issued and outstanding.
(2) Reflects the issuance of 9,821,250 shares of Common Stock issued to effect the Reorganization and the issuance of 3,125,000 shares of Common Stock at an assumed initial public offering price of $16.00 per share, net of estimated offering expenses of $4.9 million. Excludes the purchase of 303,750 shares of Common Stock by Mr. Mager for $250,000 pursuant to an agreement dated April 1, 1996. The Company has engaged an independent third party valuation expert to value the stock as of the date of the agreement. The fair value of the stock purchased by Mr. Mager will increase stockholder's equity and the difference between the cash consideration of $250,000 and the fair value of the stock will be recognized as a non-cash compensation expense in the quarter ended June 30, 1996.
(3) Reflects the application of the estimated net proceeds of the Offering. Approximately $25 million will be used to reduce floorplan debt and the remainder of the estimated net proceeds, approximately $20.1 million, will be invested in the GMAC Deposit Account and cash equivalents. The reduction in due to affiliates represents the remittance of funds that have been advanced to the Company to invest in the GMAC Deposit Account. See "Certain Transactions" and "Use of Proceeds." The pro forma balance sheet as of March 31, 1996 does not reflect the application of net proceeds that is expected to be used for the Dodge Acquisition.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE  FOLLOWING  DISCUSSION  OF  THE  RESULTS  OF  OPERATIONS  AND  FINANCIAL
CONDITION OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S COMBINED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company owns and operates six franchised automobile dealerships in the Amarillo and Oklahoma City markets and has grown primarily through dealership acquisitions since the founders of the Company acquired their first dealership in 1982. Given the relatively stable demand for new and used vehicles in the United States generally, and in the markets served by its dealerships in particular, the Company expects that future growth will be primarily derived from acquisitions of additional dealerships. Based on management's experience in acquiring and integrating dealerships, the Company believes that it takes two to three years to integrate an acquired dealership into the Company's operations and realize the full benefit of the Company's strategies and systems. Significant management attention, capital investment and an increase in operating expenses are typically required for acquisitions, particularly in the first year after the acquisition. The Company anticipates that general and administrative expenses may increase in the future as the Company continues its expansion by acquiring other dealerships.

    The Company generates its revenues from sales of new and used vehicles, fees for repair and maintenance services, sales of replacement parts, sales of extended warranties on vehicles, and fees and commissions from arranging financing and credit insurance in connection with vehicle sales. While sales of new vehicles are sensitive to general economic conditions, the Company believes that its used car sales and parts and service operations are less affected and help to mitigate, in part, the effects of general economic downturns. The Company also believes that its strong market share in the Amarillo market has contributed to its revenues and profitability. In 1995 the Company derived approximately 71% of its gross profit from its three Chevrolet dealerships in Amarillo. The Company does not have as large a market share in Oklahoma City and there can be no assurance that it will be able to obtain such a position in any other market that it may enter.

    New vehicle revenues include sales of new vehicles and revenue attributable to vehicle leases arranged by the Company ($114.5 million in the aggregate in 1995). Sales or trades of new vehicles to other franchised dealers are not included in Company revenues but result in an adjustment to inventory and flooring debt. Used vehicle revenues include amounts received for used vehicles sold to retail customers, other dealers and wholesalers ($98.5 million in the aggregate in 1995). Other operating revenues include parts and service revenues, fees and commissions for F&I transactions and sales of the Company's extended warranties for vehicles. The Company recognizes revenue attributable to sales of its warranties over the term of the warranties for accounting purposes, although it receives payment in full at the time of sale. In contrast, when the Company sells warranties of third party vendors, as it does in the Oklahoma City market and is likely to do in new markets it may enter, the Company receives and, for accounting purposes, immediately recognizes a commission at the time of sale. In connection with vehicle financing contracts, the Company receives a fee (a "finance fee") from the lender for originating the loan but is assessed a charge (a "chargeback") by the lender if the contract terminates before its scheduled maturity, which can result from early repayment because of refinancing the loan, selling or trading in the vehicle or default on the loan. The amount of the chargeback depends on how long the related loan was outstanding. As a result, the Company establishes a reserve based on its historical chargeback experience.

    At each of its dealerships, the Company's management focuses on maximizing profitability in each area of operations rather than on volumes of vehicle sales. The key factors affecting the Company's profitability are costs of sales and selling, general and administrative expenses. The average gross margins obtained by franchised vehicle dealers in the United States on sales of new vehicles have declined from over 7.0% in 1991 to 6.5% in 1995. Although the Company's gross margins on new vehicle sales have also declined, they have consistently been higher than the industry average. The Company's gross margin on sales of used vehicles is currently higher than its margin on new vehicles; however, with increasing numbers of vehicles coming off relatively short term leases, the supply of late model used vehicles has been increasing and the Company's gross margin on sales of used cars has declined in recent years. See "Risk Factors -- Competition."

    The Company's cost of sales and profitability are also affected by the allocations of new vehicles which its dealerships receive from automakers. When the Company does not receive allocations of new vehicle models adequate to meet customer demand, it purchases additional vehicles from other dealers at a premium to the manufacturer's invoice, reducing the gross margin realized on the sales of such vehicles. In addition, the Company follows a disciplined approach in selling vehicles to other dealers and wholesalers when the vehicles have been in the Company's inventory longer than the guidelines set by the Company. Such sales are frequently at or below cost and, therefore, affect the Company's overall gross margin on vehicle sales. The Company's salary expense, employee benefits costs and advertising expenses comprise the majority of its selling, general and administrative ("SG&A") expenses. The Company's interest expense fluctuates based primarily on the level of the inventory of vehicles held at its dealerships, substantially all of which is financed (such financing being called "floorplan financing" or "flooring").

    As a privately held company, Cross-County Auto historically reimbursed the Gilliland Group Family Partnership ("GGFP") for costs incurred by GGFP on behalf of the Company, including the Company's proportionate share of GGFP's administrative, clerical and other corporate overhead costs. In addition, the Company paid GGFP a fee for management services generally based on the Company's profits and the level of management services rendered. The Company's financial statements included in this Prospectus reflect allocated costs and expenses attributable to administrative, clerical and corporate assistance provided by GGFP as selling, general and administrative expenses. That portion of the fee paid to GGFP that represented a share of the overall profitability of the Company has been reflected in the financial statements as management fees. As of January 1, 1996, Cross-Country Auto began providing the administrative and corporate oversight previously provided by GGFP and discontinued its practice of paying management fees to GGFP. See "Management."

    The Company has accounted for the purchase of each of its dealerships on a purchase basis and, as a result, does not include in its financial statements the results of operations of these dealerships prior to the date they were acquired by the Company. The combined financial statements of the Company reflect the results of operations, financial position and cash flows of each of the Company's dealerships. The financial information included in this Prospectus may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Reorganization and Offering occurred during the periods presented in the financial statements.

RESULTS OF OPERATIONS

    The following table summarizes, for the periods presented, the percentages of total revenues represented by certain items reflected in the Company's statement of operations.

                                                                                  PERCENTAGE OF REVENUES
                                                              ---------------------------------------------------------------
                                                                                                     THREE MONTHS ENDED MARCH
                                                                     YEAR ENDED DECEMBER 31,                   31,
                                                              -------------------------------------  ------------------------
                                                                 1993         1994        1995(1)      1995(2)       1996
                                                              -----------  -----------  -----------  -----------  -----------
Revenues:
  New vehicle sales.........................................       55.0%        50.0%        48.5%        47.6%        48.7%
  Used vehicle sales........................................       35.8         40.1         41.7         42.4         41.2
  Other operating revenues (3)..............................        9.2          9.9          9.8         10.0         10.1
                                                                  -----        -----        -----        -----        -----
      Total revenues........................................      100.0        100.0        100.0        100.0        100.0
Cost of sales...............................................       84.5         84.4         84.1         84.8         84.1
                                                                  -----        -----        -----        -----        -----
Gross profit................................................       15.5         15.6         15.9         15.2         15.9
  Selling, general and administrative.......................       10.4         10.2         10.9         10.7         10.6
  Depreciation and amortization.............................        0.6          0.5          0.4          0.5          0.5
  Management fees (4).......................................        1.5          1.8          1.8          1.6        --
                                                                  -----        -----        -----        -----        -----
Operating income............................................        3.0          3.1          2.8          2.4          4.8
Interest expense, net.......................................      (1.1)        (1.1)        (1.3)        (1.4)        (1.3)
                                                                  -----        -----        -----        -----        -----
Income before income taxes..................................        1.9          2.0          1.5          1.0          3.5
Income tax expense..........................................        0.7          0.7          0.6          0.4          1.3
                                                                  -----        -----        -----        -----        -----
Net income..................................................        1.2%         1.3%         0.9%         0.6%         2.2%
                                                                  -----        -----        -----        -----        -----
                                                                  -----        -----        -----        -----        -----

- --------------------------
(1) The results for the year ended December 31, 1995 include the results of Performance Nissan, Inc. from the date of acquisition, February 2, 1995 and the results of Performance Dodge, Inc. from the date of acquisition, December 4, 1995.
(2) The results for the three months ended March 31, 1995 include the results of Performance Nissan, Inc. from the date of acquisition, February 2, 1995.
(3) Reflects primarily parts and service sales and F&I-related revenue.
(4) Management fees reflect certain payments made to GGFP prior to 1996, which payments have been discontinued in anticipation of the Offering.

FIRST QUARTER 1996 VERSUS FIRST QUARTER 1995

    REVENUES

    Revenues grew in each of the Company's primary revenue areas for the first quarter of 1996 as compared with the first quarter of 1995, causing total sales to increase 42.3% to $71.2 million. New vehicle sales revenue increased 45.4% in the first quarter of 1996 to $34.6 million, compared with $23.8 million in the first quarter of 1995. Approximately 81.4% of this increase was attributable to the Company's dealerships in Oklahoma City, sales of which were included for a full quarter in 1996 while only one of the Company's Oklahoma City dealerships was included for a portion of the first quarter of 1995. The remainder of the increase was primarily due to a net increase of 9.1% in new vehicle sales in the Company's Amarillo dealerships, which was primarily attributable to an increase of approximately 6% in the average selling price resulting from changes in vehicle mix.

    Used vehicle sales increased by 38.7% in the first quarter of 1996 to $29.4 million, compared with $21.2 million in the first quarter of 1995. The inclusion of the Company's Oklahoma City dealerships in the Company's results for the 1996 quarter accounted for 56.3% of this increase. The remainder of the increase was largely attributable to an increase in sales of used vehicles to wholesalers and other dealers in accordance with the Company's inventory management guidelines. An improvement in the mix of used vehicles purchased by retail customers also resulted in higher unit prices and contributed to the overall increase in used vehicle sales.

    The Company's other operating revenue increased 44.0% to $7.2 million in the first quarter of 1996 from $5.0 million in the first quarter of 1995 largely because of inclusion of the parts and service sales and F&I sales by the Company's Oklahoma City dealerships, which accounted for 86.4% of the increase. The remaining increase was primarily attributable to increased volume of vehicle sales by the Company's Amarillo dealerships and increased F&I revenue per vehicle sold.

    GROSS PROFIT

    Gross profit increased 48.7% in the first quarter of 1996 to $11.3 million, compared with $7.6 million for the first quarter of 1995 primarily because of the addition of sales from the Company's Oklahoma City dealerships in the 1996 period. Gross profit as a percentage of sales increased to 15.9% in the first quarter of 1996 from 15.2% in the first quarter of 1995. The increase in gross margin was caused principally by enhanced margins for new vehicle sales, parts and service and F&I, partially offset by a slight decline in gross margins on used vehicle sales because of increased sales to other dealers and wholesalers.

    The increase in gross margin on new vehicles was primarily attributable to the Company's Oklahoma City dealerships, which earned a higher gross margin on new vehicle sales than the Company's Amarillo dealerships. The Company attributes the higher gross margin in Oklahoma City in large part to a one-time allocation of a favorable new vehicle supply from the manufacturers subsequent to the acquisition of the Oklahoma City dealerships.

    Used vehicle gross margins decreased slightly while total gross profit on used vehicle sales increased in the first quarter of 1996 from the first quarter of 1995. The increase in gross profit was primarily attributable to the inclusion of the Oklahoma City dealerships. The reduction in margin on used vehicles was largely because of a greater volume of sales of used vehicles to other dealers and wholesalers (which sales are frequently at or slightly below cost) to avoid carrying charges associated with used vehicle inventory. In the first quarter of 1996, approximately 28% of the Company's used vehicle sales were to other dealers and wholesalers as compared to approximately 23% in the first quarter of 1995.

    The increase in the Company's overall gross profit on other operating revenue was primarily due to an increase in the gross profit on parts and service sales from the addition of the Company's Oklahoma City dealerships.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES; MANAGEMENT FEES

    The Company's selling, general and administrative expenses increased to $7.5 million in the first quarter of 1996 compared to $5.4 million in the first quarter of 1995, and declined as a percentage of revenue to 10.6% from 10.7%. The Oklahoma City dealerships' SG&A expenses were higher as a percentage of their total revenues compared with the Company's Amarillo dealerships. This was due to certain expenses incurred by the Oklahoma City dealerships in integrating the Company's systems into their operations and implementing the Company's strategies. In addition, in anticipation of the implementation of the Company's Stock Option Plan, the Company's management instituted a bonus system for its dealership general managers in the first quarter of 1996, which lowered the cash bonus earned in the first quarter compared with the first quarter of 1995.

    As of January 1, 1996, the Company ceased paying management fees to GGFP. See Notes 4 and 7 to the Pro Forma Combined Financial Data and Note 17 to the Combined Financial Statements.

    The Company anticipates a non-cash charge to earnings in the second quarter ending June 30, 1996 representing the difference between the purchase price and the fair market value of the 303,750 shares of Common Stock issued to Mr. Mager. The Company expects this charge to have a material non-cash effect on its second quarter earnings. See "Certain Transactions" and Note 15 to the Notes to Combined Financial Statements.

    INTEREST EXPENSE

    The Company's interest expense increased 34.4% to $1.2 million for the first quarter of 1996 compared to $893,000 for the corresponding quarter of 1995. The increase was due to interest expense associated with the acquisitions of the Oklahoma City dealerships and related inventories, which were financed primarily with debt. This increase was partially offset by a reduction in the Company's interest expense at its Amarillo dealerships caused by lower levels of floorplan financing due to fewer vehicles held in inventory during the first quarter of 1996 compared with the first quarter of 1995.

    NET INCOME

    As a result of the factors noted above, the Company's net income increased by 396.9% to $1.6 million in the first quarter of 1996 compared to $322,000 in the first quarter of 1995.

1995 VERSUS 1994

    REVENUES

    The Company's total revenue increased 29.9% to $236.2 million in 1995 from $181.8 million in 1994. New vehicle sales increased 26.1% to $114.5 million in 1995 from $90.8 million in 1994, primarily because of the acquisitions in February and December 1995, respectively, of the Company's Performance Nissan and Performance Dodge dealerships in Oklahoma City. The inclusion of the results of these two dealerships accounted for 64.7% of the Company's overall increase in new vehicle sales in 1995. The remainder of the increase in new vehicle sales in 1995 was largely attributable to a net increase in sales volume of 9.2% at the Company's dealerships in Amarillo, which the Company believes was primarily due to changes in inventory mix, population growth and, to a lesser extent, increases in new vehicle sales prices.

    Used vehicle sales increased 35.1% to $98.5 million in 1995 from $72.9 million in 1994. The inclusion of the results of the Company's Oklahoma City dealerships accounted for 68.8% of this increase in used vehicle sales. In addition, the Company's Quality Nissan dealership in Amarillo, which began selling used vehicles in May 1994, accounted for 16.4% of the Company's overall increase in used vehicle sales in 1995. The Company attributes the remainder of the increase in its used vehicle sales in 1995 to increases in volume resulting from improvements in stocking and selling used vehicles in demand in the Amarillo market and an increase of approximately 18% in the average retail selling price per vehicle sold related in part to increases in retail prices and in part to changes in the vehicle mix.

    The Company's other operating revenue increased 28.9% to $23.2 million for 1995, compared to $18.0 million for 1994 largely due to the inclusion of the Company's Oklahoma City dealerships in the 1995 results of operations. The addition of the Oklahoma City dealerships accounted for approximately 77% of the increase in other operating revenue. The Company attributes the remainder of the increase mainly to an increase in parts and service sales by its dealerships in Amarillo, which the Company believes was caused by population growth in the Amarillo market, and to an increase in the Amarillo dealerships' F&I sales caused by the growth in vehicle sales and an increase in the volume of F&I products sold by the Company, such as extended warranties and credit insurance policies.

    GROSS PROFIT

    Gross profit increased 32.5% in 1995 to $37.5 million from $28.3 million in 1994 primarily due to the Oklahoma City dealerships. Gross profit as a percentage of sales increased to 15.9% in 1995 from 15.6% in 1994. The increase in gross margin was principally caused by higher gross margins on used vehicle sales and parts and service sales, which were partially offset by a reduction in the gross margin on new vehicles. The increase in gross margin on used vehicles was primarily due to the success of the Company's strategy to mirror the market in Amarillo. The new vehicle margin declined because the Company purchased more new vehicles from other dealers in 1995, at prices above what the automakers would have charged, due to General Motors' inability to supply the Company with its desired mix of the more popular-selling models.

    The Company's gross margin on used vehicle sales increased due to improvements by the Company in stocking and selling used vehicles in demand in its local markets and fewer used vehicle sales to other dealers and wholesalers (which sales are frequently at or below cost). In 1995, 23.0% of the Company's used vehicle sales were to other dealers and wholesalers as compared to 31.2% in 1994.

    The Company's overall gross margin also improved in 1995 due to higher parts and service margins resulting from increased labor efficiencies in its parts and service work, including the use of a variable pricing system that reflected the difficulty and sophistication of different types of repairs, and productivity-based compensation for its parts and service teams.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES; MANAGEMENT FEES

    The Company's selling, general and administrative expenses increased to $25.6 million, or 10.9% of the Company's revenues, in 1995 from $18.5 million, or 10.2% of total revenues, in 1994. Expenses associated with the Oklahoma City dealerships acquired by the Company in 1995 accounted for approximately 79% of this increase. The Company attributes the remainder of the increase in selling, general and administrative expenses primarily to higher compensation levels in 1995 and to an increase in advertising expenses. Due primarily to transition costs, selling, general and administrative expenses of the Oklahoma City dealerships represented 15.2% of the total revenue in 1995, compared with 10.0% for the Company's Amarillo dealerships.

    The Company's management fees increased 34.4% to $4.3 million in 1995 from $3.2 million in 1994.

    INTEREST EXPENSE

    The Company's interest expense in 1995 increased 56.0% to $3.9 million from $2.5 million in 1994. The Company attributes 38.4% of this increase to floorplan financing at the Company's Oklahoma City dealership acquired in February 1995. The remainder of the increase primarily reflects higher levels of flooring due to higher vehicle inventories in 1995 as compared to 1994, interest expense on the debt incurred to acquire Performance Nissan and an increase in the financing rate charged by GMAC during 1995.

    NET INCOME

    The Company's net income in 1995 decreased 8.3% to $2.2 million from $2.4 million in 1994. This decrease was principally caused by an increase of $1.1 million in management fees in 1995. Excluding management fees, which were eliminated beginning in 1996, the Company's net income would have increased by 13.1% to $4.9 million in 1995.

1994 VERSUS 1993

    REVENUES

    Total revenues increased 9.9% to $181.8 million in 1994 as compared with $165.4 million in 1993. New vehicle sales were relatively unchanged at $90.8 million in 1994 compared with $91.0 million in 1993. The slight decline in new vehicle sales was attributable to the Company's inability to obtain an appropriate mix of new Chevrolet vehicles to meet customer demand and a disruption in sales because of the relocation of one of the Company's dealerships during the year. These factors were mitigated by increases in new vehicle sales at two of the Company's dealerships because of a higher level of truck sales and an increase in the average new vehicle retail sales price.

    Used vehicle sales increased 23.1% to $72.9 million in 1994 compared with $59.2 million in 1993. This increase was primarily attributable to the introduction of used vehicles at one of the Company's dealerships and to an increase in the volume of used vehicle inventory sold to other dealers and wholesalers.

    The Company's other operating revenue increased 18.4% to $18.0 million in 1994 from $15.2 million in 1993. An increase of 20.8% in parts and service revenue was largely due to sales originating from newly renovated parts and service facilities at one of the Company's dealerships. The increase in parts and service revenue also was the result of inventory management systems that were implemented in 1993. The Company's other operating revenue also increased in 1994 due to a net increase of 8.1% in the level of F&I activity at the Company's dealerships, which was directly related to a greater volume of sales of used vehicles at the Company's dealerships.

    GROSS PROFIT

    Gross profit increased 10.1% to $28.3 million in 1994 from $25.7 million in 1993 primarily because of increased profits in parts and service sales and higher profits on new vehicle sales primarily due to an increase in truck sales, which typically carry a higher margin than new car sales. Overall gross profit as a percentage of sales remained unchanged at 15.6% in 1994 and 1993.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES; MANAGEMENT FEES

    The Company's selling, general and administrative expenses increased to $18.5 million in 1994, which represented a slight decline in SG&A expenses as a percentage of sales to 10.2% in 1994 compared to 10.4% in 1993. This percentage decrease was primarily attributable to the higher volume of sales in 1994.

    Management fees increased 28.0% to $3.2 million in 1994 compared to $2.5 million in 1993. This increase was primarily due to increased profitability.

    INTEREST EXPENSE

    The Company's interest expense increased 19.0% to $2.5 million in 1994 from $2.1 million in 1993. This increase was attributable to higher levels of floorplan financing caused by increased levels of inventory, interest on debt incurred in connection with the relocation of one of the Company's dealerships and a general increase in interest rates.

    NET INCOME

    As a result of the factors noted above, the Company's net income increased 20.0% to $2.4 million in 1994 from $2.0 million in 1993.

SELECTED QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth the Company's results of operations data for the quarterly periods presented. This presentation should be read in conjunction with the audited and unaudited financial statements of the Company appearing elsewhere in this Prospectus. Because of the seasonal nature of its business and based on past experience, the Company expects its operating income for the fourth quarter to be lower than that of the second and third quarters. Historically, the Company's first quarter results of operations also are lower than those of the second and third quarters. However, due to the particularly high volume of sales in the first quarter of 1996, the Company's results of operations for the first and second quarters of 1996 may not reflect this historical pattern.

                                                                            QUARTER ENDED
                                                   ----------------------------------------------------------------
                                                    MARCH 31,   JUNE 30,   SEPTEMBER 30,  DECEMBER 31,   MARCH 31,
                                                    1995 (1)      1995         1995         1995 (2)       1996
                                                   -----------  ---------  -------------  ------------  -----------
                                                                            (IN THOUSANDS)
Revenues:
  New vehicle sales..............................   $  23,840   $  29,789    $  31,521     $   29,344    $  34,649
  Used vehicle sales.............................      21,237      26,598       26,016         24,639       29,360
  Other operating revenues.......................       4,990       5,891        6,281          6,049        7,220
                                                   -----------  ---------  -------------  ------------  -----------
    Total revenues...............................      50,067      62,278       63,818         60,032       71,229
Cost of sales....................................      42,449      52,022       53,374         50,857       59,896
                                                   -----------  ---------  -------------  ------------  -----------
Gross profit.....................................       7,618      10,256       10,444          9,175       11,333
  Selling, general and administrative expenses...       5,377       6,580        6,685          6,987        7,537
  Depreciation and amortization..................         224         248          240            240          353
  Management fees (3)............................         798       1,357        1,393            770       --
                                                   -----------  ---------  -------------  ------------  -----------
Operating income.................................       1,219       2,071        2,126          1,178        3,443
Interest expense, net............................        (704)       (823)        (749)          (813)        (975)
                                                   -----------  ---------  -------------  ------------  -----------
Income before income taxes.......................         515       1,248        1,377            365        2,468
Income tax expense...............................         193         466          515            136          913
                                                   -----------  ---------  -------------  ------------  -----------
Net income.......................................   $     322   $     782    $     862     $      229    $   1,555
                                                   -----------  ---------  -------------  ------------  -----------
                                                   -----------  ---------  -------------  ------------  -----------

- ------------------------------
(1) Includes results of operations for Performance Nissan, Inc. from February 2, 1995.
(2) Includes results of operations for Performance Dodge, Inc. from December 4, 1995.
(3)  Discontinued beginning in 1996.

                                                                                QUARTER ENDED
                                                   ------------------------------------------------------------------------
                                                    MARCH 31,     JUNE 30,     SEPTEMBER 30,    DECEMBER 31,    MARCH 31,
                                                     1995 (1)       1995           1995           1995 (2)         1996
                                                   ------------  -----------  ---------------  --------------  ------------
Revenues:
  New vehicle sales..............................        47.6%        47.8%          49.4%           48.9%           48.6%
  Used vehicle sales.............................        42.4         42.7           40.8            41.0            41.2
  Other operating revenues.......................        10.0          9.5            9.8            10.1            10.2
                                                        -----        -----          -----           -----           -----
    Total revenues...............................       100.0        100.0          100.0           100.0           100.0
Cost of sales....................................        84.8         83.5           83.6            84.7            84.1
                                                        -----        -----          -----           -----           -----
Gross profit.....................................        15.2         16.5           16.4            15.3            15.9
  Selling, general and administrative............        10.7         10.6           10.5            11.6            10.6
  Depreciation and amortization..................         0.5          0.4            0.4             0.4             0.5
  Management fees (3)............................         1.6          2.2            2.2             1.3           --
                                                        -----        -----          -----           -----           -----
Operating income.................................         2.4          3.3            3.3             2.0             4.8
Interest expense, net............................        (1.4)        (1.3)          (1.2)           (1.4)           (1.3)
                                                        -----        -----          -----           -----           -----
Income before income taxes.......................         1.0          2.0            2.1             0.6             3.5
Income tax expense...............................         0.4          0.7            0.8             0.2             1.3
                                                        -----        -----          -----           -----           -----
Net income.......................................         0.6%         1.3%           1.3%            0.4%            2.2%
                                                        -----        -----          -----           -----           -----
                                                        -----        -----          -----           -----           -----

- ------------------------------
(1) Includes results of operations for Performance Nissan, Inc. from February 2, 1995.
(2) Includes results of operations for Performance Dodge, Inc. from December 4, 1995.
(3)  Discontinued beginning in 1996.

LIQUIDITY AND CAPITAL RESOURCES

    The Company requires cash primarily for financing its inventory of new and used vehicles and replacement parts, acquisitions of additional dealerships, capital expenditures and transition expenses in connection with its acquisitions. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floorplan financing and borrowings under credit agreements with GMAC and commercial banks. Floorplan financing from GMAC represents the primary source of financing for vehicle inventories.

    The Company finances its purchases of new vehicle inventory (including its Dodge and Nissan vehicles) with GMAC. The Company also maintains a line of credit with GMAC for the financing of used vehicles, pursuant to which GMAC provides financing for up to 80% of the cost of used vehicles that are less than five years old and that have been driven fewer than 70,000 miles. GMAC receives a security interest in all inventory it finances. The Company must repay all indebtedness with respect to any vehicle sold within two days of the sale of such vehicle by the Company. The Company periodically negotiates the terms of its financing with GMAC, including the interest rate. In 1995, the average annual interest rate under the GMAC floor plan was 8.6%. As of March 31, 1996, the Company had outstanding floorplan debt of $33.3 million at an average annual interest rate of 8.0%.

    From time to time the Company also finances its purchases of new and used vehicles, replacement parts and short-term receivables through borrowings from commercial banks at various rates. At May 31, 1996, there was no such indebtedness outstanding.

    During the first three months of 1996, the Company generated net cash of $8.5 million from operating activities. Net cash used for operating activities was $6.4 million in 1995 and was primarily attributable to increased inventory levels and accounts receivable, partially offset by increased sales of Company warranties and increased accounts payable. The increase in inventory levels in 1995 reflects an increase in the volume of sales and the timing of shipments from the manufacturer. Increased receivables reflect increased sales near year end primarily attributable to the Oklahoma City dealerships acquired in 1995. The Company generated net cash from operations of $5.0 million and $2.4 million in 1994 and 1993, respectively.

    Cash used for investing activities was approximately $300,000 for the first three months of 1996 and related primarily to acquisitions of property and equipment. Cash used for investing activities was $1.8 million, $1.8 million and $1.7 million in 1995, 1994 and 1993, respectively, including $1.5 million, $1.8 million and $0.8 million of capital expenditures during such periods. Capital expenditures in 1995 were primarily attributable to expenditures for renovations at the Amarillo dealerships and expenditures related to the Company's Oklahoma City dealerships. Capital expenditures in 1994 consisted of $1.8 million of cash expended for capital improvements at the Company's Amarillo dealerships, including expenditures in connection with the relocation of Quality Nissan, Inc.

    The Company's capital expenditures for the nine months remaining in 1996 are expected to approximate $600,000 relating to capital improvements to one of the Company's service departments. The Company anticipates that cash from operations will be sufficient to fund its planned capital expenditures for the remainder of 1996. The Company has entered into an agreement to complete the Dodge Acquisition for approximately $13.5 million in cash and warrants to acquire $1.0 million of Common Stock at the initial public offering price. In addition, the Company may purchase some or all of the used vehicle inventory associated with the Dodge Acquisition at a price to be agreed. See "Business -- Growth Strategy
- -- Acquisitions." The Company currently anticipates that it will finance this acquisition with a portion of the proceeds of the Offering. The Company anticipates that any future acquisitions will be financed with proceeds from the Offering, issuance of stock or debt or a combination of cash, stock and debt. There can be no assurance that such financial resources will be available or be available on favorable terms.

    Cash used by financing activities amounted to $6.2 million for the first three months of 1996 and was primarily attributable to the Company's reduced levels of inventory in the first quarter of 1996. In 1995, cash provided by financing activities reflected the increase in inventories, resulting in a $6.5 million increase in floorplan debt. At March 31, 1996, the Company's long term indebtedness totaled $11.5 million, primarily attributable to the Company's real estate holdings, with the remainder consisting primarily of indebtedness incurred in connection with prior acquisitions. Cash provided by financing activities totaled approximately $11.6 million in 1995 compared with a use of cash of $0.7 million in 1994. This fluctuation is primarily attributable to increases in inventory levels financed with floorplan debt.

    The Company believes that its operations will generate sufficient funds to run the Company's business in the ordinary course and fund its debt service requirements. The Company estimates that it will incur a tax liability of approximately $4.0 million in connection with the change in its tax basis of accounting for inventory from LIFO to FIFO. The Company believes that it will be required to pay this liability in three to six equal annual installments, beginning in March 1997, and believes that it will be able to pay such obligation with cash provided by operations.

SEASONALITY

    The Company generally experiences a higher volume of new and used vehicle sales in the second and third quarters of each year. If the Company acquires dealerships in other markets, it may be affected by other seasonal or consumer buying trends. See "-- Selected Quarterly Results of Operations."

                                    BUSINESS

OVERVIEW

    The Company owns and operates six franchised automobile dealerships in the Amarillo, Texas and Oklahoma City, Oklahoma markets. Through these dealerships, the Company sells new and used cars and light trucks, arranges related financing and insurance, sells replacement parts and provides vehicle maintenance and repair services.

    The Company's founder and Chief Executive Officer, Bill A. Gilliland, has managed automobile dealerships since 1966 and acquired the Company's first dealership, Quality Nissan, Inc. in Amarillo, in 1982. The Company continued its growth in the Amarillo area by acquiring three Chevrolet dealerships, two of which have been in continuous operation (under various owners) since the 1920s. The Company is the exclusive Chevrolet and Nissan dealer in Amarillo. The Company led the Amarillo market in vehicle unit sales in 1995, accounting for approximately 36% of new vehicle unit sales and 25% of used vehicle unit sales. In 1995, the Company entered the Oklahoma City market through the acquisition of a Nissan dealership in February and a Dodge dealership in December. In June 1996, the Company entered into an agreement to make the Dodge Acquisition, pursuant to which the Company would purchase another Dodge dealership located in the Oklahoma City market which is one of the largest Dodge dealerships in the United States. With this acquisition, the Company believes that, based on pro forma revenue, it would have been one of the 50 largest dealer groups out of more than 15,000 dealer groups nationwide in 1995.

    As a result of the Company's business strategy, including the acquisition of new dealerships, the Company's sales have increased from $74.5 million in 1991 to $236.2 million in 1995. Including the full year effect of the dealership acquired in December 1995, the Company's 1995 sales were $294.7 million. The Company believes that its business strategy and operations have also enabled it to achieve a level of profitability superior to the industry average. In 1995, the Company's gross profit margin was 15.9%, compared to the industry average of 12.9%. The Company's business strategy includes:

    EFFECTIVELY SERVING ITS TARGET CUSTOMERS. The Company's existing dealerships, which together offer the complete lines of Chevrolet, Nissan and Dodge vehicles, focus primarily on middle-income buyers seeking moderately priced vehicles that can be financed with relatively affordable monthly payments. The Company believes that working closely with its customers to identify appropriate vehicles and offering suitable financing and credit insurance products enhances the Company's overall profitability by increasing the percentage of vehicle purchases financed through its dealerships and by reducing the subsequent default rate on such financing contracts. In 1995, the Company arranged financing for approximately 76% of its sales of new vehicles and 83% of its sales of used vehicles, as compared to 42% and 51%, respectively, for the average automobile dealership in the U.S.

    OPERATING MULTIPLE DEALERSHIPS IN SELECTED MARKETS. By operating multiple dealerships within individual markets, the Company seeks to become a leading automotive dealer in each market that it serves. This strategy enables the Company to achieve economies of scale in advertising, inventory management, management information systems and corporate overhead. In 1995, the Company was the market share leader in the Amarillo vicinity, accounting for approximately 28% of the new car market and 46% of the new truck market. In Oklahoma City, the combined market shares in 1995 for the Company's existing Oklahoma City dealerships were 2% and 7% of new car and truck sales, respectively. The Company estimates that, including the Dodge Acquisition, the Company's combined market shares in Oklahoma City would have been 4% of the new car market and 15% of the new truck market in 1995, or 8% of total new vehicle sales.

    MAINTAINING DISCIPLINED INVENTORY MANAGEMENT. The Company believes that maintaining a vehicle mix that matches market demand is critical to dealership profitability. The Company's policy is to maintain a 60-day supply of new vehicles and a 39-day supply of used vehicles. If a new vehicle remains in inventory for 120 days, or a used vehicle for 60 days, the Company typically disposes of the vehicle by selling it to another dealer or wholesaler. The Company believes that this policy enhances profitability by increasing inventory turnover and reducing carrying costs. If the Company cannot obtain a sufficient supply of popular models from the manufacturers, it purchases the needed vehicles from other franchised dealers throughout the

United States. For example, because Chevrolet trucks are popular in Amarillo, the Company purchases trucks from Chevrolet dealers in other cities to supplement its allocation of trucks from Chevrolet. In managing its used vehicle inventory, the Company attempts to mirror the market by tracking new and used vehicle sales within its region and maintaining an inventory mix that matches consumer demand.

    EMPLOYING PROFIT-BASED MANAGEMENT COMPENSATION. Cross-Country Auto uses a management compensation system that differentiates it from most other automobile dealerships. The Company believes that at many other auto dealerships the heads of each sales department (new vehicles, used vehicles and F&I) are compensated based on the profitability or sales volumes of their own departments. This method of compensation does not encourage cooperation among departments and can affect overall profitability of the dealership. At Cross-Country Auto, each dealership's general manager and sales managers are trained in F&I analysis and receive bonuses based on the profitability of overall vehicle sales and related F&I income. The Company believes that this compensation system promotes teamwork and encourages each management team to maximize overall profitability.

    UTILIZING TECHNOLOGY THROUGHOUT OPERATIONS. The Company believes that it has achieved a competitive advantage in its markets by integrating computer-based systems into all aspects of its operations. The Company uses computer-based technology to monitor each dealership's gross profit, permitting senior management to gauge each dealership's daily and monthly gross margin "pace" and to quickly identify areas requiring additional focus. Sales managers also utilize a computer system to design for each customer an affordable financing and insurance package that maximizes the Company's total profit on each transaction. Computer technology is also an integral part of the inventory management system for new and used vehicles and vehicle parts.

    ACHIEVING HIGH LEVELS OF CUSTOMER SATISFACTION. Customer satisfaction and a dealer's reputation for fairness are key competitive factors and are crucial for establishing long-term customer loyalty. Cross-Country Auto's sales process is intended to satisfy customers by providing high-quality vehicles that customers can afford. A customer's experience with the parts and service departments at the Company's dealerships can also positively influence overall satisfaction. The Company strives to train its service managers as professionals, employs state-of-the-art service equipment, maintains a computer-managed inventory of replacement parts, and provides clean service and waiting areas to enhance customers' post-sale experience.

GROWTH STRATEGY -- ACQUISITIONS

    The Company intends to expand its business by acquiring additional dealerships and seeks to improve their profitability through implementation of the Company's business strategies. The Company believes that its management team has considerable experience in evaluating potential acquisition candidates and determining whether a particular dealership can be successfully integrated into the Company's existing operations. Based on trends affecting automobile dealerships, the Company also believes that an increasing number of acquisition opportunities will become available to the Company. See "Industry Overview."

    In June 1996, the Company entered into an agreement to purchase substantially all of the operating assets and the dealership franchise of one of the largest Dodge dealerships in the United States. The Company estimates that, including the sales of this dealership, its combined market share of total new vehicle unit sales in Oklahoma City would have increased from approximately 4% to approximately 8% overall for 1995. In addition to providing a means of increasing its local market share, the Company believes that the Dodge Acquisition will provide the Company with the opportunity to benefit from the economies of scale that it seeks in expanding its local presence in targeted markets.

    In the Dodge Acquisition, the Company has agreed to pay $13.5 million in cash and issue warrants to the seller to acquire $1.0 million of Common Stock at the initial public offering price. In addition, the Company may purchase some or all of the used vehicle inventory associated with the Dodge Acquisition at a price to be agreed. The acquisition is subject to customary closing conditions, including the receipt of approval from the Dodge division of Chrysler. Although there can be no assurance that such approval will be obtained or that the closing will occur, the Company anticipates completing the acquisition by September 1996.

    The Company intends to continue to focus its acquisition search primarily on markets that have fewer dealerships relative to the size of the population than the national average. The Company believes that the most attractive markets for acquisitions currently exist in selected cities in the Western and Southern regions of the United States. As part of its strategy to acquire a leading market share in any targeted market, the Company intends to focus its efforts on dealer groups that own multiple franchises in a single city, as well as on large, single-dealer franchises possessing significant market share. Other criteria for evaluating potential acquisitions will include the dealership or dealer group's current profitability, the quality of its management team, its local reputation with customers, and its location along an interstate highway or principal thoroughfare. The Company plans to evaluate acquisition candidates on a case-by-case basis, and there can be no assurance that future acquisitions by the Company will have all or any of these characteristics.

    Upon completion of each acquisition, the Company plans to implement its sales methods and philosophy, computer-supported management system and profit-based compensation plan in an effort to enhance the acquired dealership's overall profitability. Cross-Country Auto intends to focus initially on any underperforming departments within the acquired entity that the Company believes may yield the most rapid marginal improvements in operating results. The Company anticipates that it will take two to three years to integrate an acquired dealership into the Company's operations and realize the full benefit of the Company's strategies and systems. There can be no assurance, however, that the profitability of any acquired dealership will equal that achieved to date by the Company's existing dealerships. See "Risk Factors -- Risks Associated with Expansion."

INDUSTRY OVERVIEW

    In 1995, franchised automobile dealers in the United States sold over $290 billion in new cars and light trucks and $180 billion in used vehicles. After growing at an average rate of 7.1% each year from 1991 through 1994, new vehicle unit sales declined 2.0% in 1995. However, total franchised dealership dollar sales increased 7.0% during 1995, primarily due to increased used vehicle unit sales, increased parts and service revenues and inflation. Automobile sales are affected by many factors, including rates of employment, income growth, interest rates, weather patterns and other national and local economic conditions, automotive innovations and general consumer sentiment. See "Risk Factors -- Mature Industry; Cyclical and Local Nature of Automobile Sales."

                                                                      UNITED STATES FRANCHISED DEALERS' VEHICLE SALES
                                                                   -----------------------------------------------------
                                                                     1991       1992       1993       1994       1995
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                         (UNITS IN MILLIONS; DOLLARS IN BILLIONS)
New vehicle unit sales...........................................       12.3       12.9       13.9       15.1       14.8
New vehicle sales revenue........................................  $   182.9  $   191.7  $   225.1  $   261.8  $   293.3
Used vehicle unit sales*.........................................       14.2       14.6       14.8       15.1       15.7
Used vehicle sales revenue*......................................  $   114.1  $   130.0  $   146.0  $   167.8  $   181.7

- ------------------------------
*Reflects franchised dealerships sales at retail and wholesale. In addition, sales by independent retail used car and truck dealers were $77.2, $81.0, $100.3, $134.1 and $129.7 billion, respectively, for each of the five years ended December 31, 1995.

Sources: NADA; CNW Market Research.

    In the early years of the automobile industry, automakers established franchised dealership networks for the distribution of their vehicles. Under these franchise arrangements, automakers agreed to distribute their vehicles exclusively through their dealer network. In return, under these early arrangements automakers sought to prevent dealers from selling other automakers' vehicles, limited the transferability of ownership interests in dealerships, forced dealerships to accept vehicle inventory, defined the territory in which dealers could market their vehicles and retained the right to franchise other dealerships in those geographic areas. Most dealer agreements currently in effect continue to require manufacturer approval for the transfer of ownership of a dealership. Typically, however, these agreements require automakers to reasonably consider any acquisition request, taking into account the acquiring dealer's capital resources, industry experience and general reputation.

    Pressure from dealers and state legislative developments have caused automakers to ease a number of these restrictions during the last 50 years. For example, dealers may not have their franchises terminated without good cause, may designate family members as successors to their business and may not be forced to accept unordered inventory. In addition, although a dealership's agreement with the automaker does not provide for exclusivity with respect to the brand of cars and trucks sold by the dealership within a particular geographic area, many states now have licensing and procedural requirements that may impede the ability of another dealership selling the same brand to enter a geographic market already served by a dealership.

    Until the 1960s, dealerships typically were owned and operated by one individual who controlled one franchise. Competitive and economic pressures during the 1970s and 1980s, particularly the oil embargo of 1973 and the subsequent loss of market share experienced by U.S. auto manufacturers to imported vehicles, forced many dealerships to close or sell out to better-capitalized dealer groups. Continued economic pressure on dealers, combined with the easing of restrictions against multiple dealer ownership, have led to further consolidation in the industry.

    According to AUTOMOTIVE NEWS, the number of franchised dealerships has declined from 36,336 dealerships in 1960 to 22,288 in 1996. This consolidation has resulted in fewer and larger dealer groups. AUTOMOTIVE NEWS' data also reflect that each of the largest 100 dealer groups (ranked by unit sales) had more than approximately $150 million in revenues in 1995. Although significant consolidation has taken place among dealerships since 1960, the industry remains highly fragmented. The Company estimates that the largest 100 dealer groups generated less than 10% of total revenues, and controlled approximately 5% of all franchise dealerships, in the retail vehicle market in 1995.

    The Company believes that further consolidation of automobile dealers is likely due to the increased capital requirements of dealerships, the fact that many dealerships are owned by individuals nearing retirement age and the desire of certain automakers to strengthen their brand identity by consolidating their franchised dealerships. Cross-Country Auto believes that an opportunity exists for dealership groups with significant equity capital and experience in running dealerships to purchase additional franchises either for cash, stock, debt or a combination and that being able to offer prospective sellers tax-advantaged transactions through the use of publicly traded stock will, in certain circumstances, make Cross-Country Auto a more attractive acquiror to prospective sellers.

    As with retailers generally, auto dealership profitability varies widely and depends in part on the effective management of inventory, marketing, quality control and responsiveness to customers. Since 1991, retail automobile dealerships in the United States have earned on average between 12.9% and 14.1% total gross margin on sales. New vehicle sales were the smallest proportionate contributors to dealers' gross profits during this period, most recently earning an average gross margin of 6.5% in 1995. Used vehicles provided higher gross margins than new vehicles during this period, with an average used vehicle gross margin of 11.5% in 1995. Dealerships also offer a range of other services and products, including repair and warranty work, replacement parts, extended warranty coverage, financing and credit insurance. In 1995, the average dealership's revenue from parts and service was about 12.4% of its total sales.

DEALERSHIP OPERATIONS

    Four of the Company's six dealerships are in or within 10 miles of Amarillo, Texas and two are in suburban areas of Oklahoma City, Oklahoma. The Company derived approximately 71% of its gross profit from its three Chevrolet dealerships in the Amarillo area in 1995. The Company's retail unit sales of new and used vehicles in 1995 totalled more than 11,500, compared with the Company's estimate of under 1,000 for the average franchised dealer in the United States. The Company's sales, by market area on a pro forma basis, for 1995 and for the first three months of 1996 are as follows:

                                                                            COMPANY DEALERSHIPS
                                                                   -------------------------------------
                                                                   AMARILLO   OKLAHOMA CITY
                                                                    MARKET      MARKET (1)      TOTAL
                                                                   ---------  --------------  ----------
                                                                              (IN THOUSANDS)
1995 SALES
New vehicles.....................................................  $  99,164   $     42,612   $  141,776
Used vehicles....................................................     80,901         40,949      121,850
Other operating revenue (2)......................................     19,224         11,872       31,096

FIRST QUARTER 1996 SALES
New vehicles.....................................................     24,086         10,563       34,649
Used vehicles....................................................     21,774          7,586       29,360
Other operating revenue (2)......................................      4,683          2,537        7,220

- ------------------------------
(1) Figures shown are full-year sales figures for Performance Nissan, which the Company acquired February 2, 1995, and for Performance Dodge, which the Company acquired December 4, 1995.
(2) Primarily includes sales of parts and service (including at wholesale) and F&I income.

    Each of the Company's dealerships has a general manager who oversees all of the operations of that dealership. In addition, each dealership's new vehicle, used vehicle, parts and service, and F&I departments have managers who supervise the employees in their departments and report to that dealership's general manager. All general managers report to the Company's senior management on a daily basis. The Company's senior management tracks the daily sales and inventory turnover of each dealership. In addition to reporting directly to the general manager, the department managers of each dealership also work with Cross-Country Auto's central management staff, which includes specialists in new and used vehicle inventory management and control, parts and service operations and finance and insurance.

    NEW VEHICLE SALES. The Company's dealerships sell the complete product lines of new cars and light trucks manufactured by General Motors' Chevrolet division, the Nissan division of Nissan Motors Corp. U.S.A. ("Nissan") and Chrysler's Dodge division. Approximately 67% of new vehicles sold by the Company in 1995 were light trucks, as compared to 41.5% of all U.S. new vehicles sold, as reported by Automotive News. The Company believes that its new vehicle sales mix is influenced by regional preferences as well as the Company's inventory management policies. The Company believes that its mix of light trucks, as well as its personalized sales approach, permit it to achieve higher gross margins on new vehicle sales than the industry average. The Company earned gross margins for new vehicle sales of 12.1% in 1995, as compared to the industry average for 1995 of 6.5%.

                                                                  COMPANY'S NEW VEHICLE SALES
                                                ----------------------------------------------------------------
                                                   1991         1992         1993         1994          1995
                                                -----------  -----------  -----------  -----------  ------------
                                                                     (DOLLARS IN THOUSANDS)
Unit sales....................................      2,674        4,173        4,978        4,468         5,547
Sales revenue.................................  $  41,812    $  72,659    $  91,012    $  90,804    $  114,494
Gross margin..................................        9.0%        10.6%        11.8%        12.5%         12.1%

    The Company also arranges traditional retail lease transactions in the Oklahoma City market and lease-type transactions (such as GMAC's "smart-buy" program) in the Amarillo market. The Company does not believe that such leasing-related activities have significantly affected its business or will affect its business to a substantially greater degree in the future. In addition to its Chevrolet, Nissan and Dodge dealerships, the Company currently operates a Kia franchise at the Company's Westgate facility in Amarillo which had sales of less than 1.0% of the Company's total revenue in 1995. The Company is negotiating the sale of the Kia franchise and anticipates that it will complete the sale by October 1996. The sales data shown above reflect all of the Company's new vehicle sales and leasing-type transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    USED VEHICLE SALES. Used vehicle sales have become an increasingly important part of the Company's overall profitability. The Company's retail used car and truck sales have grown from 2,029 units in 1991 to 6,170 units in 1995. The Company attributes this growth, in part, to attractive product availability. The quality and selection of used vehicles available in the industry have improved in the last several years primarily due to an increase in the number of popular cars coming off short term leases. See "Risk Factors -- Competition." In addition, increases in new vehicle prices have prompted a growing segment of the vehicle-buying population to purchase used cars and trucks. The Company also sells used vehicles through its wholly owned subsidiary Working Man's Credit Plan, Inc. ("Working Man's Credit"). Working Man's Credit sells primarily older used vehicles and finances those purchases for customers who, due to their low income levels or past credit problems, may not be able to obtain credit for the vehicles more typically sold by the Company's dealerships. Working Man's Credit's sales accounted for less than 1.0% of the Company's total sales in each of 1994 and 1995.

    The Company believes that it has enhanced its used car and truck sales by monitoring its used vehicle inventory on a daily basis and distributing inventory to the dealership most likely to sell a particular vehicle. For example, a Nissan vehicle traded in at any one of the Company's dealerships typically will be placed in one of the Company's Nissan dealerships. The Company sells used vehicles to retail customers and, particularly in the case of used vehicles held in inventory more than 60 days, to other dealers and to wholesalers. See "Inventory Management." Excluding inter-dealer and wholesale transactions, the Company's gross margin on used vehicle sales was 13.7% in 1995, as compared to the industry average for 1995 of 11.5%. The following table reflects all used vehicle sale transactions of the Company from 1991 through 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                  COMPANY'S USED VEHICLE SALES
                                                 ---------------------------------------------------------------
                                                    1991         1992         1993         1994         1995
                                                 -----------  -----------  -----------  -----------  -----------
                                                                     (DOLLARS IN THOUSANDS)
Retail unit sales..............................      2,029        3,009        4,532        4,816        6,170
Retail revenue.................................  $  17,130    $  28,059    $  44,655    $  50,019    $  75,677
Retail gross margin............................       11.9%        13.5%        16.5%        15.7%        13.7%

Wholesale unit sales...........................      2,163        3,396        4,983        5,201        5,372
Wholesale revenue..............................  $   7,347    $  12,354    $  14,538    $  22,897    $  22,813
Wholesale gross margin.........................       -2.9%        -3.6%        -8.2%        -6.0%        -3.4%

Total unit sales...............................      4,192        6,405        9,515       10,017       11,542
Total revenue..................................  $  24,477    $  40,413    $  59,193    $  72,916    $  98,490
Total gross margin.............................        7.4%         8.3%        10.4%         8.9%         9.8%

    PARTS AND SERVICE. Historically, the automotive repair industry has been highly fragmented. However, the Company believes that the increased use of electronics and computers in vehicles has made it difficult for independent repair shops to retain the expertise to perform major or technical repairs. Given the increasing technological complexity of motor vehicles and extended warranty periods for new vehicles, the Company believes that an increasing percentage of repair work will take place at dealerships that have the sophisticated equipment and skilled personnel necessary to perform such repairs.

    The Company's parts and service business has grown along with the Company's growth in sales of new and used vehicles. The Company provides parts and service primarily for the vehicle makes sold by its dealerships but also services other makes of vehicles. In 1995, the Company's parts and service operation generated gross margins of 52.4%, including the sale of parts at wholesale to independent repair shops. Excluding the sale of parts at wholesale, the Company's gross margin for parts and service would have been 63.3% in 1995, which the Company believes compares favorably to the industry average.

    The Company attributes its profitability in parts and service to its comprehensive management system, including the use of a variable rate pricing structure, the adoption of a team concept in servicing vehicles and the cultivation of strong customer relationships through an emphasis on preventive maintenance. Also critical to the profitability of the Company's parts and service business is the efficient management of parts inventory. See "-- Inventory Management -- Parts."

    In charging for its mechanics' labor, the Company uses a variable rate structure designed to reflect the difficulty and sophistication of different types of repairs. The percentage mark-ups on parts are similarly varied based on market conditions for different parts. The Company believes that variable rate pricing helps the Company to achieve overall profit margins in parts and service superior to those of certain competitors who rely on fixed labor rates and percentage mark-ups.

    The Company also believes that the profitability of its parts and service business is significantly enhanced by its use of teams in servicing vehicles. Each vehicle that is brought into one of the Company's dealerships for service typically is assigned to a team of service professionals, ranging from master technicians with multiple skills to less experienced apprentices. The experienced technicians perform more complicated repairs, while apprentices assist technicians, track down needed parts and perform simple functions, such as oil changes. Each team is responsible for servicing multiple vehicles each day, depending upon the complexity of the services required. When possible, the team performs multiple service functions simultaneously and, as a result, enhances productivity and completes repairs more quickly. Team members receive supplemental compensation based on the overall productivity of their team. The Company believes this team system increases the productivity of its service personnel and results in reduced training costs and higher quality repairs.

    The Company also makes extensive efforts to notify owners of vehicles purchased at the dealerships when their vehicles are due for periodic service, thereby encouraging preventive maintenance rather than repairing cars only after breakdowns. The Company regards its parts and service activities as an integral part of its overall approach to customer service, providing an opportunity to strengthen relationships with the Company's customers and deepen customer loyalty.

    Since March 1996, the Company has operated a body shop, Allied 2000 Collision Center, Inc., adjacent to its Plains Chevrolet dealership in Amarillo, Texas. The Company intends to perform all body work for the vehicles it services in Amarillo at this location. Previously, the Company contracted with third parties for body repair work. The Company believes that by operating its own body shop it can enhance its profitability on vehicle repairs and maintain quality control. Currently, the Company contracts with third parties for body repair work in the Oklahoma City market. However, with the Dodge Acquisition, it will acquire a body shop and intends to perform all body work for vehicles it services in the Oklahoma City market at the new Dodge dealership.

    FINANCE AND INSURANCE. The Company also arranges financing for its customers' vehicle purchases, sells vehicle warranties and arranges selected types of credit insurance in connection with the financing of vehicle sales. The Company places heavy emphasis on F&I and trains its general and sales managers in F&I. This emphasis resulted in the Company's arranging of financing for 76.3% of its new vehicle sales and 82.8% of its used vehicle sales in 1995, as compared to 42% and 51%, respectively for the average U.S. dealership in 1995. Typically, the Company's dealerships review the credit history of their customers and forward proposed financing contracts to automakers' captive finance companies, selected commercial banks or other financing parties. The Company receives a finance fee from the lender for arranging the financing and is typically assessed a chargeback against a portion of the finance fee if the contract is terminated prior to its scheduled maturity for any reason, such as early repayment or default. As a result, it is important that the Company arrange financing for a customer that is competitive (I.E., the customer is more likely to accept the financing terms and the loan is less likely to be refinanced) and affordable (I.E., the loan is more likely to be repaid).

    The Company's subsidiary, Working Man's Credit, sells used vehicles and provides financing to customers with low income levels or past credit problems. Typically, the Company requires these customers to make weekly payments. If these payments are not made, the Company may repossess the vehicle. In 1995, less than 1% of the Company's used vehicle sales were financed by Working Man's Credit.

    As the number of dealerships operated by the Company increases, the Company may decide to create a finance subsidiary to offer financing to the Company's customers and further enhance its F&I activities. The Company believes that such a subsidiary could provide a source of additional profits. There is no assurance that Cross-Country Auto will create such a subsidiary or that it will enhance profitability.

    At the time of a new vehicle sale, the Company offers extended warranties to supplement warranties offered by automakers. Additionally, the Company sells primary warranties for used vehicles. Currently, the Company primarily sells its own warranties and recognizes the associated revenue over the life of the warranty. The Company also sells warranties of third-party vendors, for which it recognizes a commission upon the sale of the warranty, in the Oklahoma City market and is likely to sell such third-party warranties in other markets that the Company may enter. In 1995, the Company sold warranties on 59.1% and 74.7%, respectively, of its new and used vehicle sales, which penetration rates the Company believes exceed industry averages.

    The Company also offers certain types of credit insurance to customers who finance their vehicle purchases through the Company. The Company sells credit life insurance policies to these customers, which policies provide for repayment of the vehicle loan if the obligor dies while the loan is outstanding. The Company also sells accident and health insurance policies, which provide payment of the monthly loan obligations during any period in which the obligor is disabled. These policies are underwritten by Enterprise Life Insurance Company, which pays the Company a commission upon the sale of a policy and a bonus based on whether payments are made under the policy. In 1995, the Company sold such insurance on 22.3% and 32.2%, respectively, of the new and used vehicle purchases for which it arranged financing.

SALES AND MARKETING

    To promote customer satisfaction, minimize problem loans on vehicles sold and enhance profitability, the Company seeks to "match" its customers' economic situation to appropriate vehicles. The Company assesses (i) the customer's equity position in the vehicle being traded in (I.E., the value of the vehicle relative to the amount still owed on the vehicle), (ii) the ability and willingness of the customer to make a down payment, (iii) the customer's credit profile and (iv) the cost of the desired vehicle and the likely automobile insurance premium the customer will be required to pay. After reviewing these facts using a computer-based system, if it appears that a customer will not be able to finance the vehicle purchase or prudently service the vehicle loan, the Company may suggest a lower priced vehicle, a vehicle with fewer options or a larger down payment to reduce the monthly payments. The Company believes that most dealerships generally perform this financial analysis only after the customer has agreed to purchase the vehicle at a particular price, which can lead to customer dissatisfaction. The Company believes that its "counseling" approach during the sales process increases the likelihood that a customer will be satisfied with the vehicle purchase over a longer time period. Additionally, the Company believes this approach enables it to sell more vehicles at higher gross margins.

    The salespeople employed by the Company's dealerships are compensated with a salary plus bonus. The bonus is based on the profit to the dealership of each vehicle sold by that salesperson, excluding F&I income. Salespeople also may receive additional bonuses based on the total number of vehicles they sell.

    The Company's marketing and advertising activities vary among its dealerships and among its markets. Generally, the Company advertises primarily through newspapers and does not conduct special promotions. The Company intends to continue tailoring its marketing efforts, such as using radio or television, to the relevant marketplace in order to reach the Company's targeted customer base. Under arrangements with the automakers, the Company receives a subsidy for its advertising expenses incurred in connection with that automaker's vehicles. The Company expects to realize cost savings on its advertising expenses as it acquires multiple dealerships in particular markets, due to volume discounts and other concessions from media.

VEHICLE AND PARTS SUPPLIERS

    NEW VEHICLES AND PARTS. Cross-Country Auto depends primarily on General Motors' Chevrolet division, Nissan and Chrysler's Dodge unit for its supply of new vehicles and replacement parts. Currently, the Company's total sales of new vehicles may be adversely affected by an automaker's inability or unwillingness to furnish one or more dealerships with an adequate supply of models popular in the Company's markets. A dealership that lacks sufficient inventory to satisfy demand for a particular model may purchase additional vehicles from other franchised dealers throughout the United States. Although the Company's gross profit margin on sales of new vehicles purchased from other dealers is typically lower than on vehicles supplied by the manufacturers, such sales generate gross profit and additional income from financing, insurance, warranties and parts and service transactions.

    USED VEHICLES. The majority of the Company's dealerships' used car inventory is derived from trade-ins. Substantially all of the remainder of the Company's used car inventory is obtained by purchases at auctions and from wholesalers. The Company monitors the sales of used vehicles by all franchised and independent dealers within its geographic regions and attempts to maintain used vehicle inventories at each dealership which mirror the market. The Company strives to maintain a broad selection of used vehicles that generally are less than five years old and that automakers' captive finance companies and other commercial lenders are likely to finance for customers.

    RELATIONSHIPS WITH AUTOMAKERS. Each of the Company's dealerships operates under a separate Dealer Agreement with the relevant automaker. These agreements establish a framework of reciprocal obligations between the dealerships and each automaker addressing, among other things, sales and service, personnel training, monitoring of customer satisfaction by each automaker, working capital requirements, changes in ownership and dispute resolution procedures. In general, the Dealer Agreements with each dealership give each automaker the right to approve the dealership's general manager and any material change in ownership of the dealership. Each automaker also is entitled to terminate its Dealer Agreement if the dealership is in material breach of its terms. In anticipation of the Offering, the Company renegotiated these agreements to remove restrictions that would have prevented the Company from selling its Common Stock to the public. Under the terms of its Dealer Agreements with GM, as renegotiated in anticipation of the Offering, the Company is subject to several additional obligations.

    Following the Offering, if any person or entity acquires 20% or more of the Company's issued and outstanding shares with the intention of acquiring additional shares or effecting a material change in the Company's business or corporate structure, retention of the Company's Chevrolet dealerships could be at risk. If GM reasonably determines that such person or entity has interests incompatible with GM's or is not qualified to own a GM dealership, the Company must either (i) transfer the assets of the Company's GM dealerships to a third party reasonably acceptable to GM, (ii) voluntarily terminate its Dealer Agreements with GM divisions, or (iii) demonstrate that such person or entity in fact owns less than 20% of the Company. See "Description of Capital Stock -- Anti-Takeover Effect of Provisions in Dealer Agreements."

    Under its agreements with GM, the Company also agreed to comply with GM's Network 2000 Channel Strategy ("Project 2000"). Project 2000 includes a plan to eliminate 1,500 GM dealerships by the year 2000, primarily through dealership buybacks and approval by GM of inter-dealership acquisitions, and encourages dealers to align GM divisions' brands as may be requested by General Motors. The agreements require that the Company must bring any GM dealership acquired after the Offering into compliance with the Project 2000 plan within one year of the acquisition. Failure to achieve such compliance will result in termination of the Dealer Agreement and a buyback of the related dealership assets by GM. The Company believes that this aspect of the agreements does not present a significant risk to its business or future operating results. The Company believes that all of its Chevrolet dealerships currently comply with GM's guidelines.

    The Company has also agreed that its dealerships offering new vehicles manufactured by GM will not attempt to sell new vehicles of other automakers. The Company believes that this requirement of exclusive representation at its GM dealerships will not adversely affect the Company's overall profitability.

    Texas and Oklahoma laws, and the laws of many other states, attempt to limit automakers' control over dealerships. See "Industry Overview." For example, under Texas law, despite the terms of contracts between automakers and dealers, automakers may not prevent the sale of a dealership unless it would harm the public or the reputation of the automaker. In addition, under Texas law and the laws of other states, franchised dealerships may challenge automakers' attempts to establish new franchises in the franchised dealers' markets, and state regulators may deny applications to establish new dealerships for a number of reasons, including a determination that the automaker is adequately represented in the region. Other laws in Texas and elsewhere limit the ability of automakers to terminate franchises, withhold their approval for the relocation of a franchise or require that disputes be arbitrated.

INVENTORY MANAGEMENT

    VEHICLES. The Company makes extensive efforts to tailor its vehicle inventory to meet changes in local consumer demand for different vehicle models and types and may acquire vehicles from other dealers if it cannot obtain a sufficient supply from the automakers. The Company is not required by the terms of its Dealer Agreements to take particular vehicle inventory from the automakers. New and used vehicle inventory at the Company's dealerships is continually monitored using an integrated computer inventory system that allows the Company to track the age and size of its entire inventory and to coordinate vehicle transfers between its dealerships in response to specific customer demand. This computerized system also links the Company's dealerships with secondary-market wholesalers, auctions and other dealers. In addition, the Company assembles data from on-site surveys of customers at its dealerships and draws upon automakers' online reports analyzing local, regional and national vehicle purchasing trends.

    The Company generally maintains a 60-day supply of new vehicles. If Cross-Country Auto has not sold a new vehicle to a customer within 120 days after receiving the vehicle into inventory, it attempts to transfer the vehicle to other franchised dealers. Such a transfer does not impact new vehicle sales, as compared with sales of used vehicles to other dealers and wholesalers, which are reflected in total used vehicle sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Cross-Country Auto's policy on its used vehicle inventory is to maintain a 39-day supply and to offer to other dealers and wholesalers used vehicles remaining unsold for more than 60 days. The Company estimates that sales of used vehicles to other dealers and wholesalers constituted approximately 23% of its total used vehicle dollar sales in 1995.

    The Company's vice president in charge of dealer operations establishes guidelines for, and coordinates the purchases of, vehicles to ensure an efficient allocation of inventory among the dealerships generally. In addition, each of the Company's dealerships employs new and used vehicle inventory managers who supervise the size and composition of inventories at their individual dealerships. Inventory managers are encouraged to act as "brokers" on behalf of their dealerships, using computerized systems, surveys and market information to anticipate customer preferences and buy and sell to other Company dealerships and in secondary markets. The Company believes that its coordinated system of inventory management is unusual in the industry and enhances its overall profitability.

    Although there can be no assurance either that the Company's acquisition strategy will be successful or that it will produce the anticipated benefits, the Company believes that the acquisition of additional dealerships would expand its internal market for transfers of vehicles among its dealerships and, therefore, reduce the need to acquire vehicles from other dealers or wholesalers or sell vehicles in the wholesale market, which frequently results in lower gross margins. The acquisition of additional dealerships may reduce the total amount of transportation and other fees paid to other franchised dealers. The Company believes that its acquisition of additional dealerships also may reduce its reliance on any particular automaker so that it may be less affected by changes in buying trends or the automaker's inability to supply requested inventory. The Company also believes that its acquisition of additional dealerships may produce economies of scale in its purchasing of used vehicle inventory.

    PARTS. Each of the Company's dealerships sells factory-approved parts for vehicle makes and models sold by that dealership. These parts are either used in repairs made by the dealership or sold at wholesale to independent repair shops. While a majority of the Company's dealerships sell parts primarily through their own service departments, two of the dealerships sell predominantly at wholesale to other dealers, body shops and repair businesses.

    Currently, each of the Company's dealerships employs its own parts manager and independently controls its parts inventory and sales. Dealerships that sell the same new vehicle makes have access to each other's computerized inventories and frequently obtain unstocked parts from the Company's other dealerships. The Company uses a computerized tracking system to manage the inventory of vehicle parts at its dealerships. This system allows each dealership to monitor customer requests for parts not in stock and the length of time each part has remained in inventory.

    The Company intends to further centralize its inventory system by establishing uniform standards for inventory control and increasing the efficiency of cross-dealership exchanges. In addition, the Company intends to expand the volume of its wholesale parts business.

COMPETITION

    The retail automotive industry is highly competitive. Depending on the geographic market, the Company competes with both dealers offering the same product line as the Company and dealers offering other automakers' vehicles. The Company also competes for vehicle sales with auto brokers and leasing companies. Cross-Country Auto competes with small, local dealerships and with large multi-franchise auto dealerships. Some of the Company's larger competitors have greater financial resources and are more widely known than the Company. Some of the Company's competitors also may utilize marketing techniques, such as Internet visibility or "no negotiation" sales methods, not currently used by the Company.

    In the Amarillo market, the Company competes with over 10 franchised dealerships and numerous other independent dealers of used vehicles, most of which sell vehicles suited to the same customer group that the Company targets. In the Oklahoma City market, the Company estimates that there are at least 13 multi-franchise dealer groups, many of which have significantly greater market share and experience than the Company has in the Oklahoma City area.

    The Company believes that the principal competitive factors in vehicle sales are the marketing campaigns conducted by automakers, the ability of dealerships to offer a wide selection of the most popular vehicles, the location of dealerships and the quality of customer service. Other competitive factors include customer preference for makes of automobiles, pricing (including manufacturer rebates and other special offers) and warranties. The Company believes that its dealerships are competitive in all of these areas.

    In addition to competition for vehicle sales, the Company also competes with other auto dealers, service stores, auto parts retailers and independent mechanics in providing parts and service. The Company believes that the principal competitive factors in parts and service sales are price, the use of factory-approved replacement parts, the familiarity with a dealer's makes and models and the quality of customer service. A number of regional or national chains offer selected parts and service at prices that may be lower than the Company's prices.

    In arranging or providing financing for its customers' vehicle purchases, the Company competes with a broad range of financial institutions. The Company believes that the principal competitive factors in offering financing are convenience, interest rates and contract terms.

    In addition to being affected by national competitive trends, the Company's success depends, in part, on regional auto-buying trends, local and regional economic factors and other regional competitive pressures. Currently, the Company sells its vehicles in the Amarillo and Oklahoma City markets. Conditions and competitive pressures affecting these markets, such as price-cutting by dealers in these areas, or in any new markets the Company enters, could adversely affect the Company, although the retail automobile industry as a whole might not be affected.

GOVERNMENTAL REGULATIONS

    A number of regulations affect the Company's business of marketing, selling, financing and servicing automobiles. The Company also is subject to laws and regulations relating to business corporations generally.

    Under Texas and Oklahoma law, the Company must obtain a license in order to establish, operate or relocate a dealership or operate an automotive repair service. See "Vehicle and Parts Suppliers -- Relationships with Automakers." These laws also regulate the Company's conduct of business, including its advertising and sales practices. Other states may have similar requirements.

    The Company's financing activities with its customers are subject to federal truth in lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales. State and federal environmental regulations, including regulations governing air and water quality and the storage and disposal of gasoline, oil and other materials, also apply to the Company.

    The Company believes that it complies substantially with all laws affecting its business. Possible penalties for violation of any of these laws include revocation of the Company's licenses and fines. In addition, many laws may give customers a private cause of action.

PROPERTY

    The Company's principal executive offices are located at 1201 South Taylor Street, Amarillo, Texas 79101, and its telephone number is (806) 374-8653. The Company has four dealerships at other locations in the Amarillo vicinity. In addition, the Company operates a Kia dealership at its Westgate facility in Amarillo. The Company also has two dealerships at adjacent locations in the Oklahoma City, Oklahoma market. The Company's facilities occupy an aggregate of approximately 270,000 square feet and are situated on approximately 45 acres of land.

    All of the Company's dealerships are located along interstate highways. One of the principal factors considered by the Company in evaluating an acquisition candidate is its location. The Company prefers to acquire dealerships located along major thoroughfares, primarily interstate highways with ease of access, which can be easily visited by prospective customers.

    The Company owns all of the real estate on which its dealerships are located, except for its Performance Nissan facility, a portion of its Quality Nissan facility in Amarillo and a small portion of its Performance Dodge facility near Oklahoma City. Cross-Country Auto's lease of its Performance Nissan facility extends until February 2002 and provides the Company with an option to extend the lease for an additional seven years and an option to purchase the property in 2002 for $2.2 million. The Company's lease for a portion of its Quality Nissan facility runs through 1998, with an option to purchase the property for $400,000 or extend the lease for five years. The Company also leases its principal corporate offices from GGFP for a lease term ending 2003. The Company believes that its facilities are adequate for its current needs. In connection with its acquisition strategy, the Company intends to evaluate, on a case-by-case basis, the relative benefit of owning or leasing the real estate associated with a particular dealership.

    Under the terms of its Dealer Agreements, the Company must maintain an appropriate appearance and design of its facilities and is restricted in its ability to relocate its dealerships. See "Vehicle and Parts Suppliers -- Relationship with Automakers."

EMPLOYEES

    As of June 1, 1996 the Company employed 512 people, of whom approximately 84 were employed in managerial positions, 203 were employed in non-managerial sales positions, 92 were employed in non-managerial parts and service positions and 133 were employed in administrative support positions.

    The Company believes that many dealerships in the retail automobile industry have difficulty in attracting and retaining qualified personnel for a number of reasons, including the historical inability of dealerships to provide employees with an equity interest in the profitability of the dealerships. The Company intends, upon completion of the Offering, to provide certain executive officers, managers and other employees with stock options and believes this type of equity incentive will be attractive to existing and prospective employees of the Company. See "Management -- Stock Option Plan."

    The Company believes that its relationship with its employees is good. None of the Company's employees is represented by a labor union. Because of its dependence on the automakers, however, the Company may be affected by labor strikes, work slowdowns and walkouts at the automakers' manufacturing facilities. See "Risk Factors -- Dependence on Automakers." The Company has a policy of requiring prospective employees to undergo physical examinations, including tests for illegal substances, prior to being hired and of requiring employees to consent to drug tests at the Company's discretion during their employment with the Company.

LEGAL PROCEEDINGS AND INSURANCE

    From time to time, the Company is named in claims involving the manufacture of automobiles, contractual disputes and other matters arising in the ordinary course of the Company's business. Currently, no legal proceedings are pending against or involve the Company that, in the opinion of management, could be expected to have a material adverse effect on the business, financial condition or results of operations of the Company.

    Because of their vehicle inventory and nature of business, automobile retail dealerships generally require significant levels of insurance covering a broad variety of risks. The Company's insurance includes an umbrella policy as well as insurance on its real property, comprehensive coverage for its vehicle inventory, general liability insurance, employee dishonesty coverage and errors and omissions insurance in connection with its vehicle sales and financing activities.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The executive officers and directors of Cross-Country Auto, and their ages as of June 21, 1996, are as follows:

         NAME                                    AGE                            POSITION
- -------------------------------------------      ---      -----------------------------------------------------
Bill A. Gilliland..........................          58   Chairman, Chief Executive Officer and Director
Robert W. Hall.............................          39   Senior Vice Chairman and Director
Ezra P. Mager..............................          54   Vice Chairman and Director
Emmett M. Rice, Jr.........................          38   Senior Vice President, Chief Operating Officer and
                                                           Director
Charles D. Winton..........................          33   Vice President, Chief Financial Officer and Secretary
Thomas A. Corchado.........................          38   Vice President -- Fixed Operations
John W. Gaines.............................          36   Vice President -- Systems
James H. Holman............................          45   Vice President -- City Manager
Benjamin J. Quattrone......................          32   Vice President -- Dealer Operations

    Bill A. Gilliland has been the Chairman and Chief Executive Officer and a Director of Cross-Country Auto since its formation. Since 1987, Mr. Gilliland has been the Managing Partner of the Gilliland Group Family Partnership, which prior to the Reorganization owned a majority interest in the Company's dealerships. Mr. Gilliland currently is, and since their acquisition by the Gilliland Group Family Partnership has been, a director and the president of each of the Company's dealerships. Mr. Gilliland has worked in the retail automobile industry for over 30 years. He is a member of the National Auto Dealers Association and a former board member of the Texas Auto Dealers Association. Mr. Gilliland's initial term as a director of Cross-Country Auto will expire at the annual meeting of stockholders of the Company to be held in 1999.

    Robert W. Hall has been the Senior Vice Chairman and a Director of Cross-Country Auto since its formation. Mr. Hall currently is, and since the acquisition of the Company's dealerships by the Gilliland Group Family Partnership has been, a director and the treasurer of each of the dealerships. Since 1988, Mr. Hall has been a partner of the Gilliland Group Family Partnership. Mr. Hall is the son-in-law of Mr. Gilliland. Mr. Hall's initial term as a director of Cross-Country Auto will expire at the annual meeting of stockholders of the Company to be held in 1997.

    Ezra P. Mager has been the Vice Chairman and a Director of Cross-Country Auto since its formation. From 1990 to January 1996, Mr. Mager was in charge of acquisition activity for United Auto Group and its predecessors, one of the largest automobile dealership groups in the United States, and served as its Executive Vice Chairman from 1995 to January 1996. Prior to that time, Mr. Mager was an executive vice president and director of Furman Selz, Mager, Dietz &
Birney, Incorporated. Mr. Mager's initial term as a director of Cross-Country Auto will expire at the annual meeting of stockholders of the Company to be held in 1998.

    Emmett M. Rice, Jr. has been the Senior Vice President, Chief Operating Officer and a Director of Cross-Country Auto since its formation. Mr. Rice currently is, and since their acquisition by the Gilliland Group Family Partnership has been, a director and the vice president of each of the Company's dealerships. Mr. Rice has worked in and managed certain of the Company's dealerships for over 13 years. He is a member of the National Auto Dealers Association and the Texas Auto Dealers Association. Mr. Rice's initial term as a director of the Company will expire at the annual meeting of stockholders of Cross-Country Auto be held in 1999.

    Charles D. Winton has been a Vice President, the Chief Financial Officer and the Secretary of Cross-Country Auto since its formation. Mr. Winton currently is, and since June 1995 has been, the secretary of the Company's Texas-based dealerships. Prior to that time, Mr. Winton was Vice President of Accounting and Taxes for Sims-Plummer Financial Services. From 1990 to 1993, Mr. Winton was a supervisor with George B. Jones & Company, an accounting firm serving franchised auto dealers.

    Thomas A. Corchado has been Vice President -- Fixed Operations of Cross-Country Auto since the Reorganization. From June 1993 to that time, Mr. Corchado was employed by GGFP, where he supervised the parts and service operations of the Company's dealerships. From June 1990 to May 1993, Mr. Corchado was a senior consultant at Automotive Service Consultants.

    John W. Gaines has been the Vice President -- Systems of Cross-Country Auto since the Reorganization. From February 1992 to that time, Mr. Gaines was employed by GGFP as the coordinator of projects and systems for the Company's dealerships. Mr. Gaines was the Controller for the Amarillo National Bank in Amarillo, Texas, from 1983 to 1992.

    James H. Holman has been the Vice President--City Manager of Cross-Country Auto since the Reorganization, with responsibility for the Oklahoma City dealerships. From November 1994 to that time, Mr. Holman served as the General Manager of the Plains Chevrolet Dealership. Mr. Holman also was the General Manager of the Westgate Chevrolet Dealership from January 1994 to November 1994. From February 1992 to January 1994, Mr. Holman was the Sales Manager at the Plains Chevrolet dealership. From 1991 to 1992, Mr. Holman worked for Park Place Lexus in Dallas, Texas.

    Benjamin J. Quattrone has been the Vice President -- Dealer Operations of Cross-Country Auto since the Reorganization. Prior to that time, Mr. Quattrone was employed as the Management/Dealer Trainee of the Quality Nissan Dealership from June 1995. Mr. Quattrone was the District Sales Manager with the Chevrolet Motor Division of General Motors from August 1989 to February 1995.

    As soon as practicable after the Offering, the Company intends to name two individuals not employed by or affiliated with the Company to Cross-Country Auto's Board of Directors.

    The Board of Directors of Cross-Country Auto is divided into three classes, each of which, after a transitional period, will serve for three years, with one class being elected each year. The executive officers are elected annually by, and serve at the discretion of, the Company's Board of Directors. Following the appointment of at least two outside directors, the Company intends to establish and maintain an Audit Committee, the members of which will consist solely of outside directors, and a Compensation Committee and a Nominating Committee of its Board of Directors. Cross-Country Auto has not previously had any of these committees.

    The Company may compensate the members of the Board of Directors who are not full-time employees of the Company on an annual and per meeting basis as may be determined in the future. The Company also may decide to compensate members of committees of the Board of Directors for each meeting attended. Directors of Cross-Country Auto receive reimbursement of their reasonable out-of-pocket expenses incurred in connection with their board activities.

EXECUTIVE COMPENSATION

    Cross-Country Auto was incorporated in May 1996 and did not conduct any operations prior to that time. The Company anticipates that during 1996 its most highly compensated executive officers with annual salaries exceeding $100,000, and their annual base salaries for 1996, will be: Mr. Gilliland -- $300,000; Mr. Hall -- $240,000; Mr. Mager -- $240,000; Mr. Rice -- $240,000; and Mr. Holman --
$120,000 (collectively, the "Named Executives"). See Note 5 to the "Pro Forma Combined Financial Data."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Because the Company was formed in 1996, it did not have a Compensation Committee for a prior fiscal year. Following the appointment of at least two outside directors to the Company's Board, the Company intends to form a Compensation Committee and anticipates naming its two outside directors to serve on the committee.

STOCK OPTION PLAN

    The Company expects to have in place its 1996 Stock Option Plan (the "Stock Option Plan") immediately prior to completion of the Offering. The Company anticipates granting, under the Stock Option Plan, options to purchase 6,250 shares of Common Stock to Mr. Mager immediately before completion of the Offering. Such options will have an exercise price equal to the per share initial public offering price of the Common Stock. The per share exercise price of options granted under the Stock Option Plan must equal at least 100% of the Fair Market Value (as defined in the Stock Option Plan) of a share of Cross-Country Auto's Common Stock on the date of grant (or 110% in the case of incentive stock options ("ISOs") granted to employees owning more than 10% of the Common Stock).

    The purpose of the Stock Option Plan is to provide key employees (including officers) and directors of the Company with additional incentives by increasing their equity ownership in the Company. The Company intends to reserve a total of 1,325,000 authorized but unissued shares of Common Stock for issuance under the Stock Option Plan. These reserved shares will represent 10% of the shares of Common Stock outstanding after the Offering.

    Options granted under the Stock Option Plan are intended to qualify as ISOs under Section 422 of the Internal Revenue Code of 1986, as amended, or be non-qualified. Holders of ISOs are not taxed until they sell the stock received upon the exercise of an ISO. The entire spread between the sale proceeds and the ISO exercise price is a long-term capital gain. Holders of non-qualified options receive ordinary income upon exercise of the option in an amount equal to the spread between the value of the purchased stock on exercise and the exercise price.

    The Stock Option Plan is intended to satisfy the conditions of Section 16 of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder, which rule exempts certain short-swing gains from recapture by the Company. A committee of Cross-Country Auto's Board of Directors comprised of at least two directors, each of whom is "disinterested" within the meaning of Rule 16b-3, will administer the Stock Option Plan. Subject to the terms of the Stock Option Plan, this committee will have the sole authority and discretion to grant options, construe the terms of the plan and make all other determinations and take all other action with respect to the Stock Option Plan.

    Options will be exercisable during the period specified by the committee administering the Stock Option Plan, except that options will become immediately exercisable if there is a Change in Control (as defined in the Stock Option
Plan) of the Company. See "Risk Factors -- Concentration of Voting Power and Anti-Takeover Provisions." Generally, options will vest over a five-year period. Option holders may not exercise their options more than 10 years from the date of grant (or five years in the case of ISOs granted to holders of more than 10% of Common Stock) or after they leave Cross-Country Auto's employ (other than by reason of death). Options are nontransferable, except by will or the laws of intestate succession. Shares underlying options that terminate unexercised are available for reissuance under the Stock Option Plan.

                             PRINCIPAL STOCKHOLDERS

    The following table describes the beneficial ownership of the Common Stock as of June 21, 1996 (and after giving effect to the Offering) by (i) each person who has granted the Underwriters an option to purchase shares of Common Stock held by such person if the Underwriters' over-allotment option is exercised (a "Selling Stockholder"), (ii) by each person (or group of affiliated persons) who is known by Cross-Country Auto to own beneficially more than 5% of the Common Stock, (iii) by each of the Company's directors and executive officers and (iv) by all directors and executive officers as a group.

                                             SHARES       PERCENT        PERCENT      NUMBER OF SHARES   PERCENT IF OVER-
                                           BENEFICIALLY    BEFORE         AFTER       SUBJECT TO OVER-   ALLOTMENT OPTION
BENEFICIAL OWNER (1)                        OWNED (2)     OFFERING     OFFERING (3)   ALLOTMENT OPTION     EXERCISED (4)
- -----------------------------------------  -----------  ------------  --------------  ----------------  -------------------
Bill A. Gilliland (5)....................   6,925,500         68.4%         52.3%           330,541              49.8%
Robert W. Hall (6).......................   1,731,375         17.1          13.1             82,635              12.4
Emmett M. Rice, Jr. (7)..................   1,012,500         10.0           7.6             48,325               7.3
Ezra P. Mager............................     303,750          3.0           2.3             --                   2.3
Charles D. Winton........................      --            --             --               --                 --
Thomas A. Corchado.......................      --            --             --               --                 --
John W. Gaines...........................      --            --             --               --                 --
James H. Holman..........................      --            --             --               --                 --
Benjamin J. Quattrone....................      --            --             --               --                 --
All executive officers and directors as a
 group (9 persons) (5)...................   9,973,125         98.5          75.3            461,501              71.8

- ------------------------
(1) The address for each beneficial owner is in care of Cross-Country Auto Retailers, Inc., 1201 South Taylor Street, Amarillo, Texas 79101.

(2) Except as indicated in the footnotes to this table, to the knowledge of Cross-Country Auto, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, except to the extent authority is shared by spouses under applicable state law.

(3) Assumes no exercise of the Underwriters' over-allotment option.

(4) Assumes that the Underwriters' over-allotment option is exercised in full.

(5) Of these shares, 1,731,375 are owned of record by Xaris, Ltd., a Texas limited partnership. Pursuant to the terms of an agreement among Mr. Gilliland, Lori D'Atri (Mr. Gilliland's daughter) and Mr. and Mrs. Robert W. Hall, Mr. Gilliland controls Xaris Management Co., the general partner of Xaris, Ltd. Mr. Gilliland disclaims beneficial ownership of these shares.

(6) Mr. Hall and his wife, Robin W. Hall, hold a controlling interest in the general partner of Twenty-Two Ten, Ltd., a Texas limited partnership, which is the record owner of these shares.

(7) Mr. Rice and his wife, Nancy J. Rice, hold a controlling interest in the general partner of Benji Investments, Ltd., a Texas limited partnership, which is the record owner of these shares.

    Pursuant to the Underwriting Agreement, the Underwriters have agreed to purchase shares of Common Stock from the Selling Stockholders, if the Underwriters' over-allotment option is exercised, in proportion to the Selling Stockholders' respective ownership interests in the Company.

                              CERTAIN TRANSACTIONS

    In anticipation of the Offering, the shareholders of Midway Chevrolet, Inc., Plains Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc. and Working Man's Credit Plan, Inc. exchanged their shares of stock in those companies for shares of Common Stock. Those companies then became wholly owned subsidiaries of Cross-Country Auto. Prior to the Reorganization, Midway, Plains and Westgate owned the common stock of Performance Nissan, Inc., Performance Dodge, Inc. and Allied 2000 Collision Center, Inc. After Midway, Plains and Westgate became subsidiaries of Cross-Country Auto, the shares of common stock of Performance Nissan, Performance Dodge and Allied 2000 were distributed to Cross-Country Auto, making them wholly owned subsidiaries of Cross-Country Auto. The table under the heading "Principal Stockholders" shows the aggregate number of shares of Common Stock that certain officers and directors and significant stockholders of the Company received in exchange for their shares of common stock of Midway Chevrolet, Plains Chevrolet, Westgate Chevrolet, Quality Nissan and Working Man's Credit.

    In connection with its business travel, the Company from time to time uses an airplane that is owned by Plains Air, Inc. Messrs. Gilliland and Hall, the Chairman and Senior Vice Chairman, respectively, of the Company, own Plains Air, Inc. Currently, the Company pays Plains Air, Inc. $13,050 per month plus a fee of approximately $488 per hour for use of the airplane. In 1995, the Company paid an aggregate of $199,000 for the use of the airplane. The Company believes that these fees are no less favorable to the Company than could be obtained in an arm's-length transaction between unrelated parties. The Company anticipates that as it pursues its acquisition strategy, its use of this airplane will increase and its costs associated with the plane will correspondingly increase.

    As a privately held company, Cross-Country Auto historically reimbursed GGFP, which is a Texas partnership controlled by Bill A. Gilliland, the Company's Chairman and Chief Executive Officer, for costs incurred by GGFP on behalf of the Company, including the Company's proportionate share of GGFP's administrative, clerical and other corporate overhead costs. In addition, the Company paid GGFP a fee for management services generally based on the Company's profits and the level of management services rendered. Each of Messrs. Gilliland and Hall holds in excess of 10% of the partnership interests of GGFP. Payments to GGFP for 1993, 1994 and 1995 were $3.0 million, $3.7 million and $5.4 million, respectively. A portion of these fees have been classified as selling, general and administrative expenses in the Company's financial statements included in this Prospectus. The management fees shown separately on the accompanying financial statements have been discontinued as of January 1, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    In 1994, GGFP loaned $1.05 million to the Company in connection with the relocation of the Company's Quality Nissan dealership. Interest on the loan accrues at 8.0% per annum and is payable monthly. Principal is payable in quarterly installments, and the Company expects to repay the loan in full out of funds from operations by the end of 1996. At March 31, 1996, the amount outstanding under the loan was $500,000.

    As with other franchised dealerships, the Company is entitled to deposit funds in the GMAC Deposit Account in an amount up to 75% of the amount of inventory financed by GMAC. These funds so deposited earn interest at a rate equal to the rate charged under the GMAC floorplan. Historically, the Company has permitted its employees (including its principal stockholders and Named Executives) to advance funds to the Company for the purpose of investing in the GMAC Deposit Account. The Company has acted only as an intermediary in this process. At December 31, 1995 and March 31, 1996, funds advanced and outstanding from the Company's principal stockholders and Named Executives aggregated $2.9 million and $5.2 million, respectively. Following completion of the Offering, the Company intends to deposit its funds in the GMAC Deposit Account before permitting its employees, including its principal stockholders and Named Executives, to make deposits into the account.

    During 1995, GGFP advanced funds aggregating $2.6 million to the Company for working capital purposes relating primarily to acquisitions. These advances accrued interest at an annual rate of 8.0% and were repaid in full in February 1996.

    GGFP was the contracting agent for the construction of certain facilities for the Company during 1995. The total cost of the facility approximated $570,000, which included approximately $52,000 as payment to GGFP for architectural and construction management fees.

    GGFP leases the Company its corporate offices for an annual rent of $64,800 under a five-year lease extending through June 2001.

    In June 1996, the Company issued 303,750 shares of Common Stock to Mr. Mager for $250,000 in cash pursuant to an agreement dated April 1, 1996. The Company expects to recognize in the second quarter of 1996 a noncash charge that will be equal to the difference between the fair value of the Common Stock issued to Mr. Mager and the cash consideration of $250,000. The Company has engaged an independent third party appraisal expert to estimate the fair value of the stock as of April 1, 1996.

    It is anticipated that in addition to options to purchase 6,250 shares of Common Stock that will be granted to him under the Stock Option Plan immediately before completion of the Offering, Mr. Mager will receive from the Company upon completion of the Offering an option to purchase an aggregate of 127,588 shares of Common Stock at the initial public offering price. This option will be exercisable at any time or from time to time after the first anniversary and before the tenth anniversary of the completion of the Offering, so long as Mr. Mager is an employee or serves as a consultant or other advisor to the Company at the time the option is exercised.

    Bill A. Gilliland has unconditionally guaranteed substantially all, and Emmett M. Rice, Jr. has unconditionally guaranteed a portion, of the Company's debt to non-affiliates. At March 31, 1996, the aggregate amount of such debt was $46.3 million. To the extent proceeds of the Offering are applied to reduce any of this debt, these guarantee obligations will be reduced. Following the Offering, the Company intends to seek the release of Messrs. Gilliland and Rice from these guarantees.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, $.01 par value per share.

COMMON STOCK

    As of June 21, 1996, there were 10,125,000 shares of Common Stock outstanding that were held of record by six stockholders. Immediately following the Offering, 13,250,000 shares of Common Stock will be outstanding.

    Holders of Common Stock have one vote per share on matters to be voted upon by the stockholders of Cross-Country Auto. They do not have cumulative voting rights. As a result, the holders of more than 50% of the shares of the Common Stock will have the ability to elect all of Cross-Country Auto's directors. See "Risk Factors -- Concentration of Voting Power and Anti-Takeover Provisions." Holders of Common Stock may receive dividends when, as and if declared by the Board of Directors from any assets legally available therefor and may share ratably in the assets of the Company legally available for distribution to its stockholders in the event of the liquidation, dissolution or winding up of the Company, in each case subject to the rights of the holders of Preferred Stock. The Company does not intend to pay cash dividends on the Common Stock for the foreseeable future. See "Dividend Policy." Holders of Common Stock have no preemptive, subscription, redemption or conversion rights and are subject to the rights of the holders of any Preferred Stock that the Company may issue. Holders of Common Stock are not subject to calls or assessments by the Company. All outstanding shares of Common Stock are, and the shares of Common Stock being issued and sold hereby will be, when issued, fully paid and non-assessable. The rights, privileges, preferences and priorities of holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

    Prior to the Offering, there has been no public market for the Common Stock. Application has been made for listing the Common Stock on the New York Stock Exchange, subject to official notice of issuance.

PREFERRED STOCK

    The Board of Directors of the Company may, subject to applicable law, from time to time issue up to an aggregate of 10,000,000 shares of Preferred Stock. The Preferred Stock may be issued in one or more series with such designations, rights, preferences, privileges and restrictions as the Board of Directors may determine, in each case without further vote or action by the stockholders. Such rights may include dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund provisions and the number of shares constituting any series or the designation of such series. Because of the broad discretion of the Board of Directors with respect to the creation and issuance of Preferred Stock without stockholder approval, the issuance of Preferred Stock may delay, defer or prevent a change in control of Cross-Country Auto and may adversely affect the rights of the holders of Common Stock. The issuance of Preferred Stock with voting or conversion rights may adversely affect the voting power of the holders of Common Stock. In addition, because the terms of such Preferred Stock may be fixed by the Board of Directors without stockholder approval, the Preferred Stock could be designated and issued quickly in the event that the Company requires additional equity capital. Under certain circumstances, this could have the effect of decreasing the market price of the Common Stock. As of the date hereof, the Board of Directors has not provided for the issuance of any series of Preferred Stock, and except as described below under "-- Stockholders' Rights Plan," there are no agreements or understandings for the issuance of Preferred Stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

    CERTIFICATE OF INCORPORATION AND BYLAWS

    Cross-Country Auto has included provisions in its Certificate of Incorporation and Bylaws to help assure fair and equitable treatment of the Company's stockholders if a person or group should seek to gain control of Cross-Country Auto in the future. Such provisions, which are discussed below, may make a takeover attempt more difficult, whether by tender offer, proxy contest or otherwise. These provisions may diminish the likelihood that a potential acquiror will make an offer for the Company's Common Stock, impede a transaction favorable to the interests of the stockholders, or increase the difficulty of removing the incumbent Board of Directors and management, even if such removal would benefit the stockholders.

    The Company's Board of Directors is divided into three classes, each of which, after a transitional period, will serve for three years, with one class being elected each year. Under the Delaware General Corporation Law, stockholders of a corporation with a classified board may remove a director only for cause. Under Cross-Country Auto's Certificate of Incorporation, an affirmative vote of the holders of at least two-thirds of the shares is required to amend or repeal the provisions related to the classified board. In addition, all stockholder action must be taken at a duly called meeting and not by a consent in writing. The Company's Bylaws do not permit stockholders of Cross-Country Auto to call a special meeting of stockholders. See "Risk Factors
- -- Concentration of Voting Power and Anti-Takeover Provisions."

    DELAWARE TAKEOVER STATUTE

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless prior to the date the stockholder became an interested stockholder the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or unless one of the two exceptions to the prohibitions is satisfied: (i) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans) or (ii) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding that stock owned by the interested stockholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation), together with affiliates and associates, owns (or, as an affiliate or associate, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. It is possible that these provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

ANTI-TAKEOVER EFFECT OF PROVISIONS IN DEALER AGREEMENTS

    Under the Company's Dealer Agreements with the Chevrolet division of General Motors, if any person or entity acquires more than 20% of the Common Stock issued and outstanding at any time and the Chevrolet division determines that such person or entity does not have interests compatible with those of the Chevrolet division, or is otherwise not qualified to have an ownership interest in a Chevrolet dealership (an "Adverse Person"), the Company must transfer its Chevrolet dealerships to a third party acceptable to the Chevrolet division or terminate its Dealer Agreements with Chevrolet unless, within 90 days after Chevrolet's determination, the Adverse Person's ownership interest in the Company is reduced to less than 20%. See "Risk Factors -- Concentration of Voting Power and Anti-Takeover Provisions" and "Business -- Vehicle and Parts Suppliers -- Relationship with Automakers." These change of control provisions in the Dealer Agreements could discourage a third party from acquiring a significant equity position in the Company or from seeking control of the Company.

STOCKHOLDERS' RIGHTS PLAN

    Simultaneously with the completion of the Offering, the Company's Stockholders' Rights Plan (the "Rights Plan") will take effect. The purpose of the Rights Plan is to promote negotiations between a prospective acquiror and the Company's Board of Directors in order to ensure that the stockholders' interests will be best served.

    Under the Rights Plan, each stockholder of the Company (including the Company's existing stockholders) will be issued one right (a "Right") with each share of Common Stock issued prior to the "Distribution Date" (as defined below). The Rights are not exercisable, will not be represented by separate certificates and are transferable with the Common Stock until the tenth day after such time as a person or entity, together with affiliates and associates, acquires beneficial ownership of 19.9% of the Common Stock or the tenth day after a person or entity announces its intention to make such an acquisition (such person or entity being the "Acquiring Person" and such date being the "Distribution Date"). Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or receive dividends.

    Each Right is exercisable after the Distribution Date for one one-hundredth of a share of Junior Preferred Stock at a purchase price of $ per share, subject to adjustment. However, once the Rights are triggered, the holders of Common Stock (other than the Acquiring Person) have the right, in lieu of acquiring Junior Preferred Stock, to purchase Common Stock having a market value, as of the time the Acquiring Person crossed the 19.9% threshold, of twice the Right's exercise price.

    The Company has the right to reduce the threshold to 10%. The Company also has the right, after the Acquiring Person has crossed the 19.9% or 10% threshold but before the Acquiring Person has acquired 50% of the Common Stock, to exchange one new share of Common Stock for each Right (other than Rights held by the Acquiring Person).

    Under the Rights Plan, if the Company is merged or combined with the Acquiring Person or if the Company sells 50% or more of its assets to the Acquiring Person, each holder of a Right (other than an Acquiring Person) has the right, in lieu of acquiring Junior Preferred Shares, to purchase shares of common stock of the Acquiring Person having a market value at that time of two times the exercise price of the Rights.

    If the Company is unable to issue a sufficient number of shares of Common Stock to permit the exercise in full of the Rights for Common Stock, it will issue shares of Junior Preferred Stock upon exercise of the Rights. The Junior Preferred Stock is non-redeemable and junior to any other preferred stock of the Company. The provisions of the Junior Preferred Stock are designed to provide that each one one-hundredth of a share of Junior Preferred Stock issuable upon exercise of a Right approximates the value of one share of Common Stock. Each whole share of Junior Preferred Stock accrues a quarterly dividend of $1 and a dividend equal to 100 times any dividend paid on the Common Stock. Upon liquidation of the Company, each whole share of Junior Preferred Stock has a liquidation preference of $100 plus an amount equal to 100 times the amount paid on any Common Stock. Each share of Junior Preferred Stock entitles its holder to 100 votes on matters submitted to the Company's stockholders, which votes are cast with the votes of the holders of Common Stock. If the Company were merged, consolidated or involved in a similar transaction, each share of Junior Preferred Stock would entitle its holder to receive 100 times the amount received by holders of Common Stock in the merger or similar transaction.

    Any exercise of the Rights would have a dilutive effect on an Acquiring Person both economically and in terms of its percentage ownership of the Company's Common Stock. Therefore, the existence of the Rights may discourage a third party from attempting to acquire control of the Company. In order to ensure that the Rights will not interfere with negotiated and approved transactions between the Company and a potential acquiror, the Company may redeem the Rights at a price of $.01 per Right at any time prior to the acquisition by any person or entity of beneficial ownership of 19.9% or more the Common Stock.

    Reference is hereby made to the Rights Agreement to be entered into between the Company and The Bank of New York, as rights agent, specifying the terms of the Rights, which includes as an exhibit the form of Rights Certificate, and this description is qualified in its entirety by reference to the terms and conditions thereof. The Rights Agreement is an exhibit to the Registration Statement of which this Prospectus is a part.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    Cross-Country Auto's Certificate of Incorporation and Bylaws contain certain provisions permitted under the Delaware General Corporation Law that limit the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate the rights of Cross-Country Auto or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Certificate of Incorporation and Bylaws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the Delaware General Corporation Law. The Company believes that these provisions will assist it in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

    The Company has appointed The Bank of New York as the transfer agent and registrar for the Common Stock, as well as rights agent under the Rights Plan.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this Offering, the Company will have approximately 13,250,000 shares of Common Stock issued and outstanding, assuming no exercise of options or warrants outstanding. Of the Common Stock outstanding upon completion of this Offering, the 3,125,000 shares of Common Stock sold in this Offering will be freely transferable by the holders thereof without restriction or further registration under the Securities Act, except for any shares held by "affiliates" of the Company, as that term is defined under the Securities Act and the regulations promulgated thereunder (an "Affiliate"), or persons who have been Affiliates within the preceding three months. Holders of the remaining 10,125,000 shares of Common Stock will not be able to sell their shares in reliance on Rule 144 under the Securities Act prior to June 1998.

    In general, under Rule 144 as currently in effect, a holder (or holders whose shares are aggregated) of "restricted securities," including persons who may be deemed affiliated with the Company, whose shares meet a two-year holding period requirement are entitled to sell, within any three-month period, a number of these shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of the sale is given, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. Under Rule 144(k), a holder of "restricted securities" who is deemed not to have been an affiliate of the Company during the three months preceding a sale by him, and whose shares meet a three-year holding period requirement, is entitled to sell those shares, without regard to these restrictions and requirements. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of Common Stock which are not "restricted securities" (such as shares acquired by affiliates in the Offering).

    The Securities and Exchange Commission (the "Commission") has recently proposed amendments to Rule 144 and Rule 144(k) that would permit resales of restricted securities under Rule 144 after a one-year, rather than a two-year, holding period, subject to compliance with the other provisions of Rule 144, and would permit resale of restricted securities by non-affiliates under Rule 144(k) after a two-year, rather than a three-year, holding period. Adoption of such amendments could result in resales of restricted securities sooner than would be the case under Rule 144 and Rule 144(k) as currently in effect.

    Cross-Country Auto, each of its directors and officers and each current stockholder of the outstanding Common Stock have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock or options or any other rights to acquire shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, except for shares offered or sold by the Company under the Company's Stock Option Plan. Following the expiration of the 180-day period, none of these shares will be eligible for sale in the public market under Rule 144 until June 1998. See "Management -- Stock Option Plan" and "Underwriters."

    Cross-Country Auto has reserved 1,325,000 shares of Common Stock for issuance under the Stock Option Plan. See "Management -- Stock Option Plan." After the Offering, the Company may file registration statements under the Securities Act to register the Common Stock to be issued under this plan. After the effective date of such registration statement, shares issued under the Stock Option Plan will be freely tradeable without restriction or further registration under the Securities Act, unless acquired by affiliates of Cross-Country Auto. In addition, as part of any acquisition it may complete in the future, the Company may issue additional shares of Common Stock. See "Business -- Growth Strategy -- Acquisitions."

    Prior to the Offering, there has been no market for the Common Stock. No prediction can be made regarding the effect, if any, that public sales of shares of the Common Stock or the availability of shares for sale will have on the market price of the Common Stock after the Offering. Sales of substantial amounts of the Common Stock in the public market following the Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock and could impair the ability of Cross-Country Auto to raise capital through sales of its equity securities.

                                  UNDERWRITERS

    Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

NAME                                                                                   NUMBER OF SHARES
- -------------------------------------------------------------------------------------  -----------------
Morgan Stanley & Co. Incorporated....................................................
Furman Selz LLC......................................................................
Rauscher Pierce Refsnes, Inc.........................................................

                                                                                       -----------------
    Total............................................................................       3,125,000
                                                                                       -----------------
                                                                                       -----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

    The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the Price to Public to set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in  excess  of $         per share  under  the public  offering  price.  The
Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by Morgan Stanley & Co. Incorporated, Furman Selz LLC and Rauscher Pierce Refsnes, Inc. (the "Representatives").

    Application has been made for listing the Common Stock on the New York Stock Exchange under the symbol "XCA".

    The Company and the Selling Stockholders (if the Underwriters' over-allotment option is exercised) have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Pursuant to the Underwriting Agreement, the Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 468,750 additional shares of Common Stock at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. The Selling Stockholders will participate in the Offering only if and to the extent the Underwriters exercise the over-allotment option, and each Selling Stockholder will bear its or his pro rata share of the expenses related to the exercise of the over-allotment option. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the Offering. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby. See "Principal Stockholders."

    The Company, its directors and executive officers and all existing stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not for a period of 180 days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by the delivery of Common Stock or such other securities, in cash or otherwise, other than (a) the shares of Common Stock offered hereby, (b) any options or similar securities issued pursuant to the Stock Option Plan, as such plan is in effect on the date hereof, and (c) any shares of Common Stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the Underwriters have been advised in writing. See "Shares Eligible for Future Sale."

    The Underwriters have informed the Company that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

    At the request of the Company, the Underwriters have reserved approximately 31,000 shares of Common Stock, representing approximately 1% of the shares of Common Stock to be sold in the Offering, for sale to certain of its employees and certain other persons at the public offering price set forth on the cover page hereof. If such shares are not so sold to employees of the Company, they will be sold to the public.

PRICING OF THE OFFERING

    Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiations between Cross-Country Auto and the Representatives. Among the factors that will be considered in determining the initial public offering price of the Common Stock are the sales, earnings and certain other pro forma financial and operating information of the Company in recent periods, the future prospects of the Company and its industry in general, and certain ratios, market price of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. Since the Company will be one of the first public companies in the auto dealership business, the Company and the Representatives will not be able to use the market prices of other companies in the same industry as a benchmark in setting the initial public offering price.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Howard, Darby & Levin, New York, New York. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The combined financial statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    Cross-Country Auto has filed with the Commission a Registration Statement on Form S-1 under the Securities Act for the Shares. This Prospectus, filed as part of the Registration Statement, omits certain information contained in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements contained herein concerning the provisions of any documents filed as exhibits to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such document. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Room 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450, Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois. The Commission also maintains a Website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    Cross-Country Auto intends to furnish its stockholders with annual reports containing audited financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                    INDEX TO COMBINED FINANCIAL INFORMATION

                                                                                                               PAGE
                                                                                                             ---------
HISTORICAL FINANCIAL STATEMENTS
CROSS-COUNTRY AUTO RETAILERS, INC. AND SUBSIDIARIES

    Report of Independent Accountants......................................................................        F-2

    Combined Statements of Operations for the years ended December 31, 1993, 1994 and 1995 and for the
     three months ended March 31, 1995 and 1996 (unaudited)................................................        F-3

    Combined Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996 (unaudited)................        F-4

    Combined Statement of Changes in Stockholders' Equity for the three years ended December 31, 1995, and
     for the three months ended March 31, 1996 (unaudited).................................................        F-5

    Combined Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and for the
     three months ended March 31, 1995 and 1996 (unaudited)................................................        F-6

    Notes to Combined Financial Statements.................................................................        F-7

HISTORICAL FINANCIAL STATEMENTS
JIM GLOVER DODGE, INC.

    Report of Independent Accountants......................................................................       F-21

    Statements of Operations for the years ended November 30, 1994 and 1995................................       F-22

    Balance Sheets as of November 30, 1994 and 1995 .......................................................       F-23

    Statement of Changes in Stockholders' Equity for the two years ended November 30, 1995.................       F-24

    Statements of Cash Flows for the years ended November 30, 1994 and 1995................................       F-25

    Notes to Financial Statements..........................................................................       F-26

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Cross-Country Auto Retailers, Inc.

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Cross-Country Auto Retailers, Inc. and its subsidiaries at December 31, 1994 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Fort Worth, Texas
June 21, 1996

                       CROSS-COUNTRY AUTO RETAILERS, INC.

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                             THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,           MARCH 31,
                                           -------------------------------  --------------------
                                             1993       1994       1995       1995       1996
                                           ---------  ---------  ---------  ---------  ---------
                                                                                (unaudited)
Sales:
  Vehicle sales                            $ 150,205  $ 163,721  $ 212,984  $  45,077  $  64,009
  Other operating revenue                     15,159     18,047     23,210      4,990      7,220
                                           ---------  ---------  ---------  ---------  ---------
    Total sales                              165,364    181,768    236,194     50,067     71,229
                                           ---------  ---------  ---------  ---------  ---------
Cost and expenses:
  Cost of sales                              139,626    153,446    198,702     42,449     59,896
  Selling, general and administrative         17,194     18,522     25,630      5,377      7,537
  Depreciation and amortization                  992        934        951        224        353
  Management fees paid to related party        2,536      3,183      4,318        798      -
                                           ---------  ---------  ---------  ---------  ---------
                                             160,348    176,085    229,601     48,848     67,786
                                           ---------  ---------  ---------  ---------  ---------
                                               5,016      5,683      6,593      1,219      3,443
Other income (expense):
  Interest income                                265        576        830        189        219
  Interest expense                            (2,113)    (2,526)    (3,918)      (893)    (1,194)
                                           ---------  ---------  ---------  ---------  ---------
  Income before income taxes                   3,168      3,733      3,505        515      2,468
  Income tax provision                         1,173      1,351      1,310        193        913
                                           ---------  ---------  ---------  ---------  ---------
    Net income                             $   1,995  $   2,382  $   2,195  $     322  $   1,555
                                           ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------

                     The accompanying notes are an integral
                      part of these financial statements.

                       CROSS-COUNTRY AUTO RETAILERS, INC.

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                              DECEMBER 31,
                                                          --------------------
                                                            1994       1995
                                                          ---------  ---------   MARCH 31,
                                                                                   1996
                                                                                -----------
                                                                                (unaudited)
Current assets:
  Cash and cash equivalents                               $   5,001  $   8,362   $  10,326
  Accounts receivable                                         4,523      9,383      10,297
  Inventories                                                23,243     43,731      36,092
                                                          ---------  ---------  -----------
    Total current assets                                     32,767     61,476      56,715
                                                          ---------  ---------  -----------
Property and equipment, at cost, less accumulated
 depreciation                                                 9,283     12,107      12,175
Goodwill, net                                                 3,523      7,385       7,314
Other assets                                                  2,006      2,439       2,335
                                                          ---------  ---------  -----------
    Total assets                                          $  47,579  $  83,407   $  78,539
                                                          ---------  ---------  -----------
                                                          ---------  ---------  -----------

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Floor plan notes payable                                $  18,964  $  39,088   $  33,345
  Current maturities of long-term debt                          655      1,525       1,470
  Accounts payable                                            1,571      4,846       4,631
  Due to affiliates                                           2,225      5,954       5,881
  Accrued expenses and other liabilities                      6,966      7,495       7,761
  Deferred income taxes                                       2,336      2,032       2,032
                                                          ---------  ---------  -----------
    Total current liabilities                                32,717     60,940      55,120
                                                          ---------  ---------  -----------
Long-term debt                                                7,150     11,859      11,533
Deferred warranty revenue - long-term portion                 2,671      3,507       3,230
                                                          ---------  ---------  -----------
    Total long-term liabilities                               9,821     15,366      14,763
                                                          ---------  ---------  -----------
Stockholders' equity:
  Preferred stock, $.01 par value, 10,000,000 shares
   authorized, none issued                                    -          -           -
  Capital stock, $.01 par value, 100,000,000 shares
   authorized, none issued                                    -          -           -
  Paid-in capital                                             1,064      1,064       1,064
  Retained earnings                                           3,977      6,037       7,592
                                                          ---------  ---------  -----------
    Total stockholders' equity                                5,041      7,101       8,656
                                                          ---------  ---------  -----------
Commitments and contingencies (Notes 4, 15, 18 and 19)
                                                          ---------  ---------  -----------
    Total liabilities and stockholders' equity            $  47,579  $  83,407   $  78,539
                                                          ---------  ---------  -----------
                                                          ---------  ---------  -----------

                     The accompanying notes are an integral
                      part of these financial statements.

                       CROSS-COUNTRY AUTO RETAILERS, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE THREE YEARS ENDED DECEMBER 31, 1995 AND
                       THREE MONTHS ENDED MARCH 31, 1996
                                 (IN THOUSANDS)

                                           PREFERRED STOCK           COMMON STOCK
                                        ----------------------  ----------------------   PAID-IN    RETAINED
                                          SHARES      AMOUNT      SHARES      AMOUNT     CAPITAL    EARNINGS      TOTAL
                                        -----------  ---------  -----------  ---------  ---------  -----------  ---------
Balance at December 31, 1992                 -       $   -           -       $   -      $     764   $    (234)  $     530
Contributions by Control Group                                                                300                     300
Dividends paid                                                                                            (86)        (86)
Net income                                                                                              1,995       1,995
                                             -----   ---------       -----   ---------  ---------  -----------  ---------
Balance at December 31, 1993                 -           -           -           -          1,064       1,675       2,739
Net income                                                                                              2,382       2,382
Dividends paid                                                                                            (80)        (80)
                                             -----   ---------       -----   ---------  ---------  -----------  ---------
Balance at December 31, 1994                 -           -           -           -          1,064       3,977       5,041
Net income                                                                                              2,195       2,195
Dividends paid                                                                                           (135)       (135)
                                             -----   ---------       -----   ---------  ---------  -----------  ---------
Balance at December 31, 1995                 -           -           -           -          1,064       6,037       7,101
Net income (unaudited)                                                                                  1,555       1,555
                                             -----   ---------       -----   ---------  ---------  -----------  ---------
Balance at March 31, 1996 (unaudited)        -       $   -           -       $   -      $   1,064   $   7,592   $   8,656
                                             -----   ---------       -----   ---------  ---------  -----------  ---------
                                             -----   ---------       -----   ---------  ---------  -----------  ---------

                     The accompanying notes are an integral
                      part of these financial statements.

                       CROSS-COUNTRY AUTO RETAILERS, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                  THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,           MARCH 31,
                                                -------------------------------  --------------------
                                                  1993       1994       1995       1995       1996
                                                ---------  ---------  ---------  ---------  ---------
                                                                                     (unaudited)
Cash flows from operating activities:
  Net income                                    $   1,995  $   2,382  $   2,195  $     322  $   1,555
  Adjustments to reconcile net income to net
   cash provided (used) by operating
   activities:
    Depreciation and amortization                     992        934        951        224        353
    Proceeds from extended warranty sales           2,667      2,614      3,345        657      1,040
    Amortization of deferred warranty revenue      (1,089)    (1,648)    (2,136)      (420)      (516)
    Deferred taxes and other                          367     (1,121)      (836)    (1,038)        77
  (Increase) decrease in:
    Accounts receivable                            (2,383)       (74)    (4,860)    (1,430)      (914)
    Inventory                                      (1,697)     1,052     (8,285)    (5,890)     7,639
  Increase (decrease) in:
    Accounts payable - trade                          458       (604)     3,275      1,452       (215)
    Accrued expenses and other liabilities          1,041      1,452        (68)       593       (534)
                                                ---------  ---------  ---------  ---------  ---------
        Net cash provided (used) by operating
         activities                                 2,351      4,987     (6,419)    (5,530)     8,485
                                                ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Acquisition of property and equipment              (739)    (1,813)    (1,485)      (273)      (323)
  Acquisition of minority interest                 (1,000)     -          -          -          -
  Acquisition of dealerships                        -          -           (302)     -          -
                                                ---------  ---------  ---------  ---------  ---------
        Net cash used by investing activities      (1,739)    (1,813)    (1,787)      (273)      (323)
                                                ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Change in floor plan notes payable                  800       (937)     9,381      6,460     (5,743)
  Due to affiliates                                   473      1,640      3,729      2,230        (73)
  Long-term debt repayments                          (584)    (1,277)    (1,408)      (209)      (382)
  Paid-in capital                                     300      -          -          -          -
  Dividends paid                                      (86)       (80)      (135)     -          -
                                                ---------  ---------  ---------  ---------  ---------
        Net cash provided (used) by financing
         activities                                   903       (654)    11,567      8,481     (6,198)
                                                ---------  ---------  ---------  ---------  ---------
Increase (decrease) in cash and cash
 equivalents                                        1,515      2,520      3,361      2,678      1,964
Cash and cash equivalents at beginning of
 period                                               966      2,481      5,001      5,001      8,362
                                                ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period      $   2,481  $   5,001  $   8,362  $   7,679  $  10,326
                                                ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------

                     The accompanying notes are an integral
                      part of these financial statements.

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

NOTE 1 - GENERAL INFORMATION AND BASIS OF PRESENTATION
The accompanying financial statements reflect the combined operations of Plains Chevrolet, Inc., Midway Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc., Performance Nissan, Inc., Performance Dodge, Inc. and Working Man's Credit Plan, Inc. During June 1996, the shareholders of these entities exchanged their shares of stock in these companies for 9,821,250 shares of common stock in a newly created Delaware corporation, Cross-Country Auto Retailers, Inc., representing all of such corporation's outstanding common stock prior to the Offering. The shareholders' ownership interest of the newly created company subsequent to the reorganization and prior to the Offering are as follows:

Gilliland Group Family Partnership ("GGFP")                        88.5%
Emmett M. Rice, Jr.                                                10.0%
Other                                                               1.5%

All of the GGFP partnership interests are owned and controlled by Bill A. Gilliland, Chairman and CEO, Bobby Hall, Senior Vice Chairman and son-in-law to Bill Gilliland, and Lori D'Atri, daughter of Bill Gilliland. The ownership group described above is hereafter referred to as the Control Group.

Prior to the exchange of stock, Cross-Country Auto Retailers, Inc. did not conduct business or have any assets and liabilities and, thus, has not operated as a stand-alone company. The term "Company," when used hereafter, includes Cross-Country Auto Retailers, Inc., its subsidiaries and its predecessors.

The  Company will  sell 3,125,000  shares of common  stock in  an initial public
offering  (the  "Offering").  The  Control  Group  will  remain  the   principal
stockholders of the Company immediately following the Offering.

The Company operates in one business segment - the retail sales of new and used automobiles and the service thereof. The Company has three Chevrolet dealerships, two Nissan dealerships and a Dodge dealership. The three Chevrolet dealerships and one Nissan dealership are located in the Amarillo, Texas vicinity and the Dodge and other Nissan dealership are located in the Oklahoma City, Oklahoma vicinity.

The accompanying combined financial statements are presented as if the Company had existed as a corporation separate from the Control Group during the periods presented and include the historical assets, liabilities, revenues and expenses that are directly related to the Company's operations. All material intercompany transactions have been eliminated. For the periods presented, certain expenses reflected in the financial statements include allocations of certain expenses from GGFP. These allocations include expenses for general management, use of an airplane, treasury, legal and benefits administration, insurance, tax compliance and other miscellaneous services. The allocation of expenses was generally based upon actual costs incurred and such costs were apportioned to the Company on various methods such as volume of sales, number of employees, profit and actual expense or time incurred as it related to the Company's business.

Financing associated with working capital needs and mortgage financing used to purchase property for the dealership operations and their related interest expense have been historically recorded on the Company's financial statements. No other interest expense or income has been allocated to the Company in these financial statements.

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

Management believes that the foregoing allocations were made on a reasonable basis; however, the allocations of costs and expenses do not necessarily indicate the costs that would have been or will be incurred by the Company on a stand-alone basis. Also, the financial information included in the financial statements may not necessarily reflect the financial position, results of operations and cash flows of the Company in the future or what the financial position, results of operations and cash flows would have been if the Company had been a separate, stand-alone company during the periods presented. It is expected that after the Offering, the Company will incur additional corporate expenses as a result of being a public company and will no longer remit management fees to the Control Group (see Note 17). The pro forma adjustments described in the unaudited Notes to Combined Pro Forma Financial Data reflect the elimination of the management fee to GGFP as well as management's estimate of the additional costs the Company would have incurred for the year ended December 31, 1995 and the three-month period ended March 31, 1996 as if the Offering and reorganization had occurred at the beginning of those periods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
UNAUDITED INTERIM PERIODS - The following notes, insofar as they are applicable to March 31, 1996 and the three-month periods ended March 31, 1995 and 1996, are unaudited. These interim combined financial statements have been prepared on the same basis as the annual financial statements included herewith. In the opinion of management, all adjustments, consisting only of ordinary recurring accruals considered necessary to fairly state the unaudited financial position at March 31, 1996 and the unaudited results of operations and cash flows for the three months ended March 31, 1995 and 1996 have been included. Results for the three months ended March 31, 1995 and 1996 are not necessarily indicative of results which may be expected for any other interim period or for any year as a whole.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of three months or less when purchased.

REVENUES - Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed.

FINANCE FEES AND INSURANCE COMMISSIONS - Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fees are recognized in income upon acceptance of the credit by the financial institution. Insurance income represents commissions earned on credit life, accident and disability insurance sold in connection with the vehicle on behalf of third-party insurance companies.

The Company is charged back for a portion of these fees and commissions should the customer terminate the finance contract prior to its scheduled maturity. The estimated allowance for these chargebacks ("chargeback allowance") is based upon the Company's historical experience for prepayments or defaults on the finance contracts. Finance fees and insurance commissions, net of chargebacks, are classified as other operating revenue in the accompanying combined statement of operations. See Note 7 for an analysis of the allowance for estimated chargebacks.

INVENTORIES - Vehicles are stated at the lower of cost or market, cost being determined on a specific identification basis. Parts are stated at the lower of cost or market, cost being determined on the first-in, first-out (FIFO) basis.

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

POSTRETIREMENT BENEFITS - The Company has no material postretirement or postemployment benefits as defined in SFAS No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, or SFAS No. 112, EMPLOYERS' ACCOUNTING FOR POSTEMPLOYMENT BENEFITS.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the respective lives of the assets. The ranges of estimated useful lives are as follows:

Buildings                                                  30 years
Furniture and equipment                                3 to 7 years
                                                            7 to 15
Leasehold improvements                                        years

When depreciable assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts. Any gains or losses are included in selling, general and administrative expenses. Major additions and betterments are capitalized. Maintenance and repairs which do not materially improve or extend the lives of the respective assets are charged to operating expenses as incurred.

GOODWILL AND OTHER ASSETS - The values assigned to noncompete agreements are being amortized on a straight-line basis over their contractual lives of five years. Values assigned to noncompete agreements arising from business combinations are included as other assets in the accompanying combined balance sheet. At December 31, 1994 and 1995, the unamortized portion of such noncompete agreements approximated $192,000 and $92,000, respectively, net of accumulated amortization of $608,000 and $708,000, respectively. Goodwill represents the excess of the purchase price over the estimated fair value of the net assets of acquired businesses and is being amortized over a 40-year period. The cumulative amount of goodwill amortization at December 31, 1994 and 1995 approximated $309,000 and $447,000, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS - In March 1995, the FASB issued FAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF ("FAS 121"), which is effective for fiscal years beginning after December 15, 1995. Effective December 31, 1995, the Company adopted FAS 121 which requires that long-lived assets (i.e., property, plant and equipment and goodwill) held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss will be recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. Generally, the amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related assets. The adoption of this statement at December 31, 1995 had no impact on the Company's results of operations or its financial position.

ADVERTISING AND PROMOTIONAL COSTS - Advertising and promotional costs are expensed as incurred and are included in selling, general and administrative expense in the accompanying combined statement of operations. Total advertising and promotional expenses approximated $1,433,000, $1,636,000 and $2,638,000 in 1993, 1994 and 1995, respectively.

EXTENDED WARRANTY CONTRACTS - The Company's dealerships offer extended warranty contracts on new and used vehicles sold. These contracts generally provide extended coverage for periods of one to six years or 12,000 to 100,000 miles, whichever comes first. The Company accounts for the sale of its

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
extended warranty contracts in accordance with FASB Technical Bulletin No. 90-1, ACCOUNTING FOR SEPARATELY PRICED EXTENDED WARRANTY AND PRODUCT MAINTENANCE
CONTRACTS, which requires that revenues from sales of extended warranty contracts be recognized ratably over the lives of the contracts. Costs directly related to sales of extended warranty contracts are deferred and charged to expense proportionately as the revenues are recognized. A loss is recognized on extended warranty contracts if the sum of the expected costs of providing services under the contracts exceed related unearned revenue. The Company also
sells  extended  service  contracts  on  behalf  of  unrelated  third   parties.
Commission revenue for the unrelated third-party extended service contracts is recognized at the time of sale. Revenue and commissions recognized from the sale of extended warranty contracts are classified as other operating revenue and the related costs of parts and service associated therewith are classified as cost of sales in the accompanying combined statement of operations.

ACCOUNTING FOR STOCK-BASED COMPENSATION - In October 1995, the FASB issued FAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("FAS 123"), which is effective for fiscal years beginning after December 15, 1995. Effective January 1, 1996, the Company will adopt FAS 123 which establishes financial accounting and reporting standards for stock-based employee compensation plans. The pronouncement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock option compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in FAS 123 had been applied. The Company will account for stock-based employee compensation plans under the intrinsic method pursuant to APB 25 and will make the disclosures in its footnotes as required by FAS 123.

INCOME TAXES - Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The operations of each of the dealerships have historically filed separate tax returns from the Control Group.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The fair value of financial statements is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair value of financial instruments approximates their recorded values due primarily to the short-term nature of their maturities.

EARNINGS PER SHARE - Earnings per share data is not presented, as the historical capital structure prior to the Offering is not comparable to the capital structure that will exist after the Offering.

OTHER OPERATING REVENUE - Other operating revenue primarily consists of finance fees, insurance commissions, sales for parts and service and revenue recognized from the sale of extended warranty contracts.

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

PERVASIVENESS OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenues and expenses, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 - ACQUISITIONS
Effective February 2, 1995, the Company acquired Performance Nissan, Inc. (formerly Jim Glover Nissan, Inc.). Performance Nissan is engaged in the retail sales of new and used vehicles and in the retail and wholesale of replacement parts and vehicle servicing. The total purchase price of approximately $1.4 million was funded originally by bank debt and was subsequently refinanced with GMAC. The acquisition has been accounted for as a purchase, and the results of Performance Nissan have been included in the accompanying combined statements of operations since the date of acquisition. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and the liabilities assumed.

A summary of the purchase price allocation for Performance Nissan is presented below (in thousands):

Net working capital                                          $      76
Equipment                                                           61
Excess of cost over fair value of net assets acquired            1,300
                                                             ---------
    Total                                                    $   1,437
                                                             ---------
                                                             ---------

Effective December 4, 1995, the Company acquired Performance Dodge, Inc. (formerly Jim Glover Dodge, Inc.). Performance Dodge is engaged in the retail sales of new and used automobiles and in the retail and wholesale of replacement parts and vehicle servicing. The total purchase price of approximately $5.9 million was financed with debt proceeds of $3.7 million and a mortgage of $1.85 million, both of which were provided by GMAC. The remaining purchase price approximating $302,000 was provided with available cash from existing dealerships. The acquisition has been accounted for as a purchase, and the results of Performance Dodge have been included in the accompanying combined statements of operations since the date of the acquisition. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and the liabilities assumed.

A summary of the purchase price allocation for Performance Dodge is presented below (in thousands):

Net working capital                                          $   1,160
Property and equipment                                           1,992
Excess of cost over fair value of net assets acquired            2,700
                                                             ---------
    Total                                                    $   5,852
                                                             ---------
                                                             ---------

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

The unaudited combined statement of operations data is presented below on a pro forma basis as though Performance Nissan and Performance Dodge had been acquired as of the beginning of 1994 and 1995 (in thousands):

                                                1994       1995
                                              ---------  ---------
Sales and operating revenue                   $ 287,849  $ 298,312
                                              ---------  ---------
                                              ---------  ---------
Net income                                    $   2,884  $   2,600
                                              ---------  ---------
                                              ---------  ---------

The pro forma results of operations information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the beginning of each period, nor are they necessarily indicative of future operations.

In March 1993, the Company acquired the remaining 40% minority interest in Westgate Chevrolet, Inc. for $1.0 million, resulting in additional goodwill of $773,000 which is being amortized over 40 years. Minority interest for the two months ended February 28, 1993 approximated $30,000.

NOTE 4 - MAJOR SUPPLIERS AND FRANCHISE AGREEMENTS
The Company has three GM, two Nissan and one Dodge auto dealerships. The Company enters into agreements ("Dealer Agreements") with the automakers that supply new vehicles and parts to its dealerships. The Company's overall sales could be impacted by the automakers' ability or unwillingness to supply the dealerships with an adequate supply of popular models. The Company's existing GM Dealer Agreements have remaining terms of approximately five years, expiring in 2000. The Nissan and Dodge Dealership Agreements have no stated expiration date. Management currently believes that it will be able to renew all the GM Dealer Agreements upon expiration; however, there can be no assurance that the GM Dealer Agreements will be renewed.

The Dealer Agreements generally limit locations of dealerships and retain automaker approval rights over changes in dealership management and ownership greater than 20%. Each automaker also is entitled to terminate the dealership agreement if the dealership is in material breach of the terms. In addition, under the June 1996 agreements with GM, the Company has agreed to comply with GM's Network 2000 Channel Strategy ("Project 2000"). Project 2000 includes a plan to eliminate 1,500 GM dealerships by the year 2000, primarily through dealership buybacks and approval by GM of interdealership acquisitions, and encourages dealers to align GM divisions' brands as may be requested by GM. The June 1996 agreements require that the Company bring any GM dealership acquired after the Offering into compliance with the Project 2000 plan within one year of the acquisition. Failure to achieve such compliance will result in termination of the Dealer Agreement and a buy back of the related dealership assets by GM. The Company believes that this aspect of the June 1996 agreements does not present a significant risk to its business or future operating results. The Company's ability to expand operations depends, in part, on obtaining the consent of the automakers to the acquisition or establishment of additional dealerships.

NOTE 5 - ACCOUNTS RECEIVABLE
Contracts in transit and vehicle receivables primarily represent receivables from financial institutions such as GMAC, Chrysler Credit Corporation, and regional banks who provide funding for customer vehicle financing. These receivables are normally collected in less than 30 days of the sale of the vehicle.

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
Trade receivables primarily relate to the sale of parts to commercial customers and finance fees representing amounts due from financial institutions earned from arranging financing with the Company's customers. Amounts due from auto manufacturers represent receivables for parts and service work performed on vehicles pursuant to the auto manufacturer's warranty coverage. Receivables from auto manufacturers also include amounts due from the auto manufacturer in connection with the purchase of vehicles ("holdback") pursuant to the dealership agreement; such amounts are generally remitted to the Company on a quarterly basis.

The accounts receivable balances at December 31, 1994 and 1995 are comprised of the following (in thousands):

                                                            1994       1995
                                                          ---------  ---------
Contracts in transit and vehicle receivables              $   2,099  $   4,837
Trade                                                         1,345      2,596
Due from auto manufacturers                                   1,085      1,923
Other                                                           129        162
                                                          ---------  ---------
                                                              4,658      9,518
Less: allowance for doubtful accounts                          (135)      (135)
                                                          ---------  ---------
    Total accounts receivable                             $   4,523  $   9,383
                                                          ---------  ---------
                                                          ---------  ---------

NOTE 6 - CONCENTRATIONS OF CREDIT RISK
Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company invests a substantial portion of its excess cash with GMAC and, to a lesser extent, with financial institutions with strong credit ratings. Cash invested with GMAC can be withdrawn at any time. At December 31, 1995, amounts invested approximated $7,705,000, with the interest rate approximating 8.5%. At times, amounts invested with financial institutions may be in excess of FDIC insurance limits. As of December 31, 1995, the Company has not experienced any losses on its cash equivalents.

Concentrations of credit risk with respect to customer receivables are limited primarily to auto manufacturers and financial institutions such as GMAC and regional banks. Credit risk arising from receivables from commercial customers is minimal due to the large number of customers comprising the Company's customer base. However, they are concentrated in the Company's two market areas located in the panhandle area of Texas and central Oklahoma.

NOTE 7 - PROVISION FOR FINANCE FEES AND INSURANCE COMMISSION CHARGEBACKS Presented below is the change in the allowance for estimated finance fees and insurance commission chargebacks for the years ended December 31, 1993, 1994 and 1995 (in thousands):

                                                 1993       1994       1995
                                               ---------  ---------  ---------
Balance January 1                              $   1,131  $   1,523  $   1,595
Provision                                          1,292      1,252      1,917
Actual chargebacks                                  (900)    (1,180)    (1,456)
                                               ---------  ---------  ---------
Ending allowance balance at December 31        $   1,523  $   1,595  $   2,056
                                               ---------  ---------  ---------
                                               ---------  ---------  ---------

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

NOTE 8 - INCOME TAX MATTERS
Components of income tax expense consist of the following (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                   1993       1994       1995
                                                 ---------  ---------  ---------
Paid or payable on currently taxable income:
  Federal                                        $     941  $   1,160  $   1,910
  State                                                135        178        265
Net increase (decrease) due to deferred income
  taxes                                                 97         13       (865)
                                                 ---------  ---------  ---------
    Total income tax expense                     $   1,173  $   1,351  $   1,310
                                                 ---------  ---------  ---------
                                                 ---------  ---------  ---------

Income tax expense for the years ended December 31, 1993, 1994 and 1995 is different than the amount computed by applying the U.S. federal income tax rate to income before income taxes. The reasons for these differences are as follows (in thousands except percentages):

                                                   1993       1994       1995
                                                 ---------  ---------  ---------
Pre-tax income                                   $   3,168  $   3,733  $   3,505
Statutory tax rate                                     34%        34%        34%
                                                 ---------  ---------  ---------
Federal income tax at statutory rate                 1,077      1,269      1,192
State income tax, net of federal benefit                91        103         97
Other                                                    5        (21)        21
                                                 ---------  ---------  ---------
Total income tax expense                         $   1,173  $   1,351  $   1,310
                                                 ---------  ---------  ---------
                                                 ---------  ---------  ---------
Effective tax rate                                   37.0%      36.2%      37.4%
                                                 ---------  ---------  ---------
                                                 ---------  ---------  ---------

Net deferred tax liabilities consist of the following components as of December 31, 1994 and 1995 (in thousands):

                                                           1994       1995
                                                         ---------  ---------
Deferred tax liabilities:
  Goodwill amortization                                  $    (514) $    (500)
  Inventory                                                 (3,723)    (3,990)
  Other                                                     --            (37)
                                                         ---------  ---------
                                                            (4,237)    (4,527)
                                                         ---------  ---------
Deferred tax assets:
  Accrued compensation                                      --            401
  Deferred warranty revenue                                  1,624      2,069
  Chargeback allowance                                         588        761
  Net operating loss carryforward                              141        244
  Other                                                         63         96
                                                         ---------  ---------
                                                             2,416      3,571
                                                         ---------  ---------
    Net deferred tax liability                           $  (1,821) $    (956)
                                                         ---------  ---------
                                                         ---------  ---------

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

As of December 31, 1995, the Company has net operating loss carryforwards totaling $677,000, which expire in 2004 through 2010. Management believes that it is more likely than not that the Company will utilize all of these loss carryforwards; accordingly, no valuation allowance has been provided.

The Company is changing its tax basis method of valuing inventories from the LIFO method to the FIFO and specific identification methods in 1996. The balance of the LIFO reserve as of December 31, 1995 will be amortized into taxable income over a three to six year period, thereby increasing current taxes payable. This amortization will create a corresponding reduction in the deferred tax liability related to inventory and will not impact the Company's effective tax rate.

NOTE 9 - INVENTORIES
The inventory balances are comprised of the following (in thousands):

                                                         DECEMBER 31,
                                                     --------------------
                                                       1994       1995
                                                     ---------  ---------   MARCH 31,
                                                                              1996
                                                                           -----------
                                                                           (unaudited)
Inventories at cost:
  New vehicles and demonstrators                     $  15,887  $  32,502   $  25,876
  Used vehicles                                          6,067      9,316       8,486
  Parts and accessories                                  1,289      1,913       1,730
                                                     ---------  ---------  -----------
    Total inventory                                  $  23,243  $  43,731   $  36,092
                                                     ---------  ---------  -----------
                                                     ---------  ---------  -----------

NOTE 10 - DEBT
Notes payable and long-term debt (in thousands):

                                                                 1994       1995
                                                               ---------  ---------
Floor plan notes payable to General Motors Acceptance
  Corporation with interest at prime, collateralized by
  vehicle inventory. The prime interest rate at December 31,
  1994 and 1995 was 8.50%.                                     $  18,964  $  39,088
Mortgage loans at prime rate, maturing in 2000 and 2002,
  monthly principal payments aggregating $45,500 plus
  interest inclusive of principal and interest,
  collateralized by related property.                              6,727      8,154
Notes payable to GMAC with interest at prime, collateralized by property and inventory, quarterly principal payments
  aggregating $255,000 with interest and maturing from 1996
  through 2002.                                                    1,078      5,230
Due to affiliates on demand, with an average rate of 8.50% at
  December 31, 1994 and 1995.                                      2,225      5,954
                                                               ---------  ---------
                                                                  28,994     58,426
Debt payable within one year:
  Floor plan notes payable                                       (18,964)   (39,088)
  Due to affiliates                                               (2,225)    (5,954)
  Current maturities and notes payable                              (655)    (1,525)
                                                               ---------  ---------
    Total long-term debt                                       $   7,150  $  11,859
                                                               ---------  ---------
                                                               ---------  ---------

Substantially all the Company's debt is unconditionally guaranteed by the Control Group.

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

Maturities of long-term debt for the five years subsequent to December 31, 1995 are as follows (in thousands):

1996.......................................................  $   1,525
1997.......................................................      1,345
1998.......................................................      1,345
1999.......................................................      1,345
2000.......................................................      1,592
2001 and thereafter........................................      6,232

Management believes that the fair value of the Company's long-term debt approximates its recorded value based on the floating nature of the related interest rates.

NOTE 11 - ACCRUED EXPENSES AND OTHER LIABILITIES (IN THOUSANDS)

                                                              DECEMBER 31,
                                                          --------------------
                                                            1994       1995
                                                          ---------  ---------
Payroll and bonuses                                       $   2,150  $   1,787
Deferred warranty revenue - current portion                   1,736      2,109
Chargeback allowance                                          1,595      2,056
Other                                                         1,485      1,543
                                                          ---------  ---------
                                                          $   6,966  $   7,495
                                                          ---------  ---------
                                                          ---------  ---------

NOTE 12 - PROPERTY AND EQUIPMENT (IN THOUSANDS)

                                                             DECEMBER 31,
                                                         --------------------
                                                           1994       1995
                                                         ---------  ---------
Land                                                     $   1,673  $   1,858
Buildings                                                    7,390     10,041
Furniture, fixtures and equipment                            4,288      4,830
                                                         ---------  ---------
                                                            13,351     16,729
Less: accumulated depreciation                              (4,068)    (4,622)
                                                         ---------  ---------
                                                         $   9,283  $  12,107
                                                         ---------  ---------
                                                         ---------  ---------

NOTE 13 - EMPLOYEE BENEFIT PLANS
The Company's defined contribution plan, available to substantially all employees, permits eligible participants to contribute from 1% to 15% of their annual compensation. The Company may make voluntary contributions to the plan as well. The Company has not made any contributions to the plan for the three years ended December 31, 1995.

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

The Company currently anticipates implementing the following employee benefit plans upon completion of the Offering:

The Company expects to implement its 1996 Stock Option Plan (the "Plan") immediately prior to completion of the Offering. The Company anticipates granting options to purchase 6,250 shares of common stock to a certain executive officer immediately prior to the Offering exercisable at the offering price. The Plan requires that the per share exercise price of options granted must equal at least 100% of the fair market value at date of grant or 110% in the case of incentive stock options granted to employees owning more than 10% of the outstanding common stock. The Company intends to reserve 1,325,000 authorized but unissued shares of common stock for issuance under the Plan. Options will generally vest over a five-year period.

The Company may grant shares of restricted stock, which are subject to forfeiture to the Company, under such conditions and for such period of time (not less than one year) as the Company may determine. The conditions or restrictions of any restricted stock awards may include restrictions on transferability, requirements of continued employment, individual performance or the Company's financial performance.

NOTE 14 - STOCKHOLDERS' RIGHTS PLAN
Simultaneously with the completion of the Offering, the Company's Stockholder's Rights Plan (the "Plan") will take effect. Pursuant to the Plan, each shareholder of the Company will be issued one right for each share of common stock owned. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company. Each right becomes exercisable upon certain events involving the acquisition of or stated intention by an entity to acquire 19.9% of the Company's common stock. Upon the occurrence of such an event, each right entitles its holder to purchase common stock of the Company or, in certain circumstances, of the acquiror, worth twice as much as the exercise price. The Company also has the right to reduce the 19.9% threshold to 10%. If the Company is unable to issue a sufficient number of shares of common stock to permit the exercise in full of the rights for common stock, it will issue shares of junior preferred stock upon exercise of the rights. The junior preferred stock is non-redeemable and junior to any other preferred stock of the Company. The provisions of the junior preferred stock are designed to provide that each one one-hundredth of a share of junior preferred stock issuable upon exercise of a right approximates the value of one share of common stock. Each whole share of junior preferred stock accrues a quarterly dividend of $1 and a dividend equal to 100 times any dividend paid on the common stock. Upon liquidation of the Company, each whole share of junior preferred stock has a liquidation preference of $100 plus an amount equal to 100 times the amount paid on any common stock. Each share of junior preferred stock entitles its holder to 100 votes on matters submitted to the Company's stockholders, which votes are cast with the votes of the holders of common stock. If the Company were merged, consolidated or involved in a similar transaction, each share of junior preferred stock would entitle its holder to receive 100 times the amount received by holders of common stock in the merger or similar transaction.

NOTE 15 - COMMITMENTS AND CONTINGENCIES
The Company is a party to various legal actions arising in the ordinary course of its business. The liability, if any, associated with these matters was not determinable at December 31, 1995. While it is not feasible

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
to determine the outcome of these actions, the Company's information, including discussions with legal counsel, at this time does not indicate that these matters will have a material adverse effect upon financial condition, results of operations or cash flows.

The Company is also subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil, other chemicals and waste. Local, state and federal regulations also affect automobile dealerships' advertising, sales, service and financing activities. The Company believes that it complies with all applicable laws relating to its business.

The Company has certain financial guarantees outstanding representing conditional commitments issued by the Company to guarantee the payment of certain customers' loans. These financial guarantees have historically represented an immaterial portion of its sales. The Company's exposure for financial guarantees is less than the customer's full contractual obligations outstanding under such financial guarantees which at December 31, 1995 approximated $14.4 million. No material loss is anticipated as a result of such guarantees.

Pursuant to an agreement dated April 1, 1996 between Mr. Ezra P. Mager, Vice Chairman and Director, and GGFP, Mr. Mager has agreed to purchase 3% (equal to 303,750 shares) of the common stock of the Company on a fully diluted basis for $250,000. Additionally, pursuant to such agreement, upon the closing of the Offering the Company is obligated to grant to Mr. Mager an option pursuant to the 1996 Stock Option Plan to purchase 1% (approximately 133,838 shares inclusive of the 6,250 shares issuable under grants as described in Note 15) of the shares of common stock that will then be outstanding, on a fully diluted basis, with an exercise price equal to the Offering price. The Company will record the difference between the estimated fair value of the common stock purchased and the cash consideration paid as employee compensation in its second quarter of 1996. The Company has engaged an independent third party expert to appraise the fair value of the stock as of the date of the agreement. The Company expects that the change will have a material non-cash impact on its results of operations for the quarter ending June 30, 1996 and for the year ending December 31, 1996.

NOTE 16 - SUPPLEMENTAL CASH FLOW INFORMATION

                                                          DECEMBER 31,
                                                 -------------------------------
(In thousands)                                     1993       1994       1995
                                                 ---------  ---------  ---------
Interest paid                                    $   2,104  $   2,398  $   3,697
Income taxes paid                                $     658  $   2,034  $   1,707

Additionally, the Company acquired two dealerships during 1995, both of which were financed primarily with debt (see Note 3).

NOTE 17 - RELATED PARTY TRANSACTIONS
The Company receives services provided by GGFP which include treasury, risk management, tax compliance, employee benefits administration and other miscellaneous services. The costs associated with these services have been allocated to the Company as described in Note 1. During fiscal 1993, 1994 and 1995, allocated expenses from GGFP to the Company approximated $419,000, $508,000 and $1,090,000, respectively. During the unaudited three months ended March 31, 1995 and 1996, allocated

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
expenses to the Company approximated $228,000 and $364,000, respectively. These allocations are classified as selling, general and administrative expense in the accompanying combined statement of operations.

In connection with its business travel, the Company from time to time uses an airplane that is owned and operated by Plains Air, Inc. Plains Air, Inc. is owned by Bill Gilliland and Bobby Hall, Chairman and Senior Vice Chairman, respectively. Currently, the Company pays Plains Air, Inc. $13,050 per month plus a fee of approximately $488 per hour for use of the airplane. During 1993, 1994 and 1995 the Company paid Plains Air, Inc. an aggregate of $131,000, $154,000 and $199,000, and $38,000 and $70,000 for the unaudited three months ended March 31, 1995 and 1996, respectively, for the use of the airplane.

In addition to the above corporate allocations, the Company has paid the Control Group a management fee for executive management services. This fee was generally based upon the profits earned and the level of executive management services rendered. These fees are shown separately on the face of the accompanying statement of operations. Commencing in 1996, the Company will no longer pay management fees to the Control Group. In 1996, the senior management group consisting of the Chairman, Senior Vice Chairman, Vice Chairman, and Senior Vice President and Chief Operating Officer, will receive cash compensation approximating $1,020,000, may receive restricted stock if certain performance objectives are met and may also receive grants of stock options.

In general, the Company is required to pay for all vehicles purchased from the automakers upon delivery of the vehicles to the Company. GMAC provides financing for all new vehicles and used vehicles that are less than five years old and have been driven less than 70,000 miles. This type of financing is known as "floor plan financing" or "flooring." Under this arrangement with GMAC, the Company may deposit funds with GMAC in an amount up to 75% of the amount of the floor plan financing. Such funds earn interest at the same rate charged by GMAC to the Company for its flooring. From time to time, the Control Group and other affiliates will advance funds to the Company primarily for the purpose of investing their excess cash with GMAC. The Company acts only as an intermediary in this process. At December 31, 1994 and 1995 and at March 31, 1996, funds advanced and outstanding from affiliates approximated $1,323,000, $2,895,000 and $5,388,000 (unaudited), respectively. Aggregate amounts outstanding pursuant to these arrangements at December 31, 1994 and 1995 and at March 31, 1996 are included in Due to Affiliates in the accompanying balance sheet. The amount of interest accrued pursuant to these arrangements during 1993, 1994, 1995 and for the unaudited three months ended March 31, 1995 and 1996 approximated $10,000, $122,000, $226,000, $35,000 and $84,000, respectively.

During 1994, GGFP advanced the Company $1.05 million to fund the relocation of one of its dealerships. During 1995, GGFP advanced funds aggregating $2.6 million to the Company for working capital purposes at the dealerships acquired in 1995. At December 31, 1994 and 1995 and at March 31, 1996, the amount outstanding pursuant to these advances approximated $.9 million, $3.1 million and $.5 million (unaudited), respectively.

GGFP was the contracting agent for the construction of certain facilities for the Company during 1995. The total cost of the facility approximated $570,000 which included approximately $52,000 as payment to GGFP for architectural and construction management fees.

The Company leases its corporate offices from GGFP under a five-year lease extending through June 2001 for an annual rent of approximately $64,800.

CROSS-COUNTRY AUTO RETAILERS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

NOTE 18 - LEASES
The Company leases, under operating leases, certain of the land and buildings relating to certain of its dealerships and certain computer equipment. The property leases expire in 1998 through 2002 and have renewal options ranging from 5 to 7 years. The Company has an option to purchase the property on which Performance Nissan, Inc. operates for $2.2 million upon the expiration of the lease in 2002. Additionally, the Company has an option to purchase a portion of the property on which Quality Nissan, Inc. operates for $400,000 upon expiration of that lease in 1998. The total rent expense under all operating leases approximated $301,000 in 1995.

The aggregate minimum rental commitments for all noncancellable operating leases are as follows:

Fiscal year:
  1996.................................................  $  385,000
  1997.................................................     385,000
  1998.................................................     385,000
  1999.................................................     385,000
  2000.................................................     279,000
  Thereafter...........................................     209,000
                                                         ----------
                                                         $2,028,000
                                                         ----------
                                                         ----------

NOTE 19 - SUBSEQUENT EVENT
Effective June 17, 1996, the Company executed a purchase and sale agreement in which it has agreed to purchase a Dodge dealership in Oklahoma City for cash consideration of approximately $12.8 million for fixed assets and intangible assets, plus an estimated $750,000 for parts inventory. The Company currently intends to use proceeds from the Offering to fund the purchase price. In addition, the Company will purchase the new and used vehicle inventory at their negotiated fair value, which will be funded by floor plan financing provided by GMAC and proceeds from the Offering. Additionally, the Company has agreed to issue warrants to the seller to purchase $1,000,000 of common stock at the Offering price. The warrants can be exercised over a five-year period commencing with the closing date of the purchase. The fair value of the warrants will represent additional purchase price consideration to be allocated to the estimated fair value of the assets acquired. The purchase is contingent upon the Company's successful completion of its Offering and upon approval of the change in ownership by Dodge. The dealership's revenue for 1995 approximated $121.0 million. The Company will account for this acquisition as a purchase and consolidate its results of operations from the date of consummation of the purchase.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Cross-Country Auto Retailers, Inc

 .

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Jim Glover Dodge, Inc. at November 30, 1994 and 1995 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Fort Worth, Texas
June 4, 1996

                             JIM GLOVER DODGE, INC.

                            STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED NOVEMBER 30,
                                                                   ------------------------
                                                                      1994         1995
                                                                   -----------  -----------
Revenues:
  Vehicle sales                                                    $56,719,000  $55,498,000
  Other operating revenues                                           8,178,000    8,419,000
                                                                   -----------  -----------
    Total revenues                                                  64,897,000   63,917,000
                                                                   -----------  -----------
Cost of sales and expenses:
  Cost of sales                                                     56,867,000   55,370,000
  Selling, general and administrative                                6,272,000    7,268,000
  Interest expense                                                     270,000      367,000
                                                                   -----------  -----------
                                                                    63,409,000   63,005,000
                                                                   -----------  -----------
    Net income                                                     $ 1,488,000  $   912,000
                                                                   -----------  -----------
                                                                   -----------  -----------

                     The accompanying notes are an integral
                      part of these financial statements.

                             JIM GLOVER DODGE, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                       NOVEMBER 30,
                                                                 ------------------------
                                                                    1994         1995
                                                                 -----------  -----------
Current assets:
  Cash                                                           $     4,000  $   632,000
  Accounts receivable                                              2,653,000    2,267,000
  Inventories                                                      9,348,000    7,475,000
                                                                 -----------  -----------
    Total current assets                                          12,005,000   10,374,000
Property and equipment, net of accumulated depreciation of
 $121,000 and $164,000, respectively                                  91,000      130,000
                                                                 -----------  -----------
                                                                 $12,096,000  $10,504,000
                                                                 -----------  -----------
                                                                 -----------  -----------

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Floor plan notes payable                                       $ 8,240,000  $ 6,688,000
  Accounts payable and accrued expenses                              696,000      292,000
  Due to affiliates                                                   -           552,000
                                                                 -----------  -----------
    Total current liabilities                                      8,936,000    7,532,000
                                                                 -----------  -----------
Stockholders' equity:
  Common stock, $1 par value - 250,000 shares authorized and
   outstanding                                                       250,000      250,000
  Retained earnings                                                2,910,000    2,722,000
                                                                 -----------  -----------
                                                                   3,160,000    2,972,000
                                                                 -----------  -----------
Commitments and contingencies (Notes 6, 7 and 8)
    Total liabilities and stockholders' equity                   $12,096,000  $10,504,000
                                                                 -----------  -----------
                                                                 -----------  -----------

                     The accompanying notes are an integral
                      part of these financial statements.

                             JIM GLOVER DODGE, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE TWO YEARS ENDED NOVEMBER 30, 1995

                                                          COMMON     RETAINED
                                                           STOCK     EARNINGS       TOTAL
                                                         ---------  -----------  -----------
Balance at November 30, 1993                             $ 250,000  $ 1,902,000  $ 2,152,000
Net income                                                   -        1,488,000    1,488,000
Distributions to stockholders                                -         (480,000)    (480,000)
                                                         ---------  -----------  -----------
Balance at November 30, 1994                               250,000    2,910,000    3,160,000
Net income                                                   -          912,000      912,000
Distributions to stockholders                                -       (1,100,000)  (1,100,000)
                                                         ---------  -----------  -----------
Balance at November 30, 1995                             $ 250,000  $ 2,722,000  $ 2,972,000
                                                         ---------  -----------  -----------
                                                         ---------  -----------  -----------

                     The accompanying notes are an integral
                      part of these financial statements.

                             JIM GLOVER DODGE, INC.

                            STATEMENTS OF CASH FLOWS

                                                                     YEAR ENDED NOVEMBER 30,
                                                                     -----------------------
                                                                        1994        1995
                                                                     ----------  -----------
Cash flows from operating activities:
  Net income                                                         $1,488,000  $   912,000
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                         22,000       24,000
  (Increase) decrease in:
    Accounts receivable                                                (300,000)     385,000
    Inventory                                                          (149,000)   1,872,000
  Increase (decrease) in:
    Accounts payable and accrued expenses                              (617,000)    (404,000)
                                                                     ----------  -----------
      Net cash provided by operating activities                         444,000    2,789,000
                                                                     ----------  -----------
Cash flows from investing activities:
  Investment of property and equipment                                  (34,000)     (62,000)
                                                                     ----------  -----------
Cash flows from financing activities:
  Change in floor plan notes payable                                    113,000   (1,551,000)
  Advance from affiliates                                               (44,000)     552,000
  Distributions to stockholders                                        (480,000)  (1,100,000)
                                                                     ----------  -----------
      Net cash used by financing activities                            (411,000)  (2,099,000)
                                                                     ----------  -----------
Increase (decrease) in cash                                              (1,000)     628,000
Cash at beginning of period                                               5,000        4,000
                                                                     ----------  -----------
Cash at end of period                                                $    4,000  $   632,000
                                                                     ----------  -----------
                                                                     ----------  -----------

Cash paid for interest                                               $  274,000  $   305,000
                                                                     ----------  -----------
                                                                     ----------  -----------

                     The accompanying notes are an integral
                      part of these financial statements.

JIM GLOVER DODGE, INC.

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BUSINESS OPERATIONS - Jim Glover Dodge, Inc.'s (the "Company") principal business is the retail sales of new Dodge automobiles obtained through an exclusive dealer agreement with the manufacturer/distributor and the sale of used cars. The Company operates in the Oklahoma City area. In addition, the Company retails and wholesales replacement parts and provides vehicle servicing.

MAJOR SUPPLIER AND DEALER AGREEMENT - The Company purchases substantially all of its new vehicles and parts inventory from Chrysler Motor Company, Inc. at the prevailing prices charged by the automobile manufacturer/distributor to all franchised dealers.

The Company's overall sales could be impacted by the automaker's ability or unwillingness to supply the dealership with an adequate supply of popular models. Management currently believes that it will be able to renew the Dealer Agreement upon expiration. However, there can be no assurance that the Dealer Agreement will be renewed.

The Dealer Agreement generally limits the location of the dealership and retains automaker approval rights over changes in dealership management and ownership.

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company generally limits its exposure to credit risks from balances on deposit in financial institutions in excess of the FDIC-insured limit. However, at November 30, 1995, cash in excess of the FDIC-insured limit approximated $532,000.

REVENUE RECOGNITION - Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed.

ACCOUNTS RECEIVABLE - An allowance for doubtful accounts is provided for accounts that are deemed to be uncollectible.

INVENTORIES - Vehicles are stated at the lower of cost or market, cost being determined on a specific identification basis. Parts are stated at the lower of cost or market, cost being determined on the first-in, first-out (FIFO) basis.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the respective lives of the assets.

RECOGNITION OF FINANCE FEES AND INSURANCE COMMISSIONS - The Company arranges financing for its customers' vehicle purchases and insurance in connection therewith. Financing contracts are reviewed by the dealership and are forwarded to Chrysler Financing and other financial institutions. The Company receives a fee from the financial institution for arranging the financing and receives a commission for the sale of an insurance policy. The Company is charged back for a portion of this fee should the customer terminate the finance contract before its scheduled term. Finance fees and insurance commissions, net of chargebacks, are classified as other operating revenue in the accompanying statement of operations. See Note 2 for an analysis of the reserve for estimated future chargebacks.

JIM GLOVER DODGE, INC.

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

FEDERAL INCOME TAXES - The Company is organized as a sub-chapter S-Corporation under the Internal Revenue Code; therefore, the income earned by the Company is reported on the personal tax returns of the stockholders. Consequently, no provision for income taxes has been recorded in the accompanying financial statements.

ADVERTISING AND PROMOTIONAL COSTS - Advertising and promotional costs are expensed as incurred and are included in selling, general and administrative expense in the accompanying combined statement of operations. Total advertising and promotional expenses approximated $1,260,000 and $1,436,000 in 1994 and 1995, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The fair value of financial instruments approximates their recorded values due primarily to the short-term nature of their maturities.

PERVASIVENESS OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of gain and loss contingencies at the date of the financial statements. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 2 - PROVISION FOR FINANCE FEE AND INSURANCE COMMISSION CHARGEBACKS Presented below is the change in the reserve for estimated finance and insurance chargebacks for the fiscal years 1994 and 1995:

                                                    1994          1995
                                                ------------  ------------
Beginning reserve balance at December 01        $    152,000  $     93,000
Provision                                            453,000       525,000
Actual chargebacks                                  (512,000)     (510,000)
                                                ------------  ------------
Ending reserve balance at November 30           $     93,000  $    108,000
                                                ------------  ------------
                                                ------------  ------------

NOTE 3 - CONTRACTS IN TRANSIT AND ACCOUNTS RECEIVABLE
Contracts in transit and vehicle receivables primarily represent receivables from financial institutions such as Chrysler Finance and regional banks who provide funding for customer vehicle financing. These receivables are normally collected in less than 30 days of the sale of the vehicle. Trade receivables primarily relate to the sale of parts to commercial customers and finance fees representing amounts due from financial institutions earned from arranging financing with the Company's customers. Amounts due from auto manufacturers primarily represent receivables for parts and service work performed on vehicles pursuant to the auto manufacturer's warranty coverage.

JIM GLOVER DODGE, INC.

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

The accounts receivable balance at November 30 is comprised of the following:

                                                  1994           1995
                                              -------------  -------------
Trade                                         $     487,000  $     437,000
Contracts in transit                              1,823,000      1,370,000
Due from manufacturer                               249,000        322,000
Due from finance companies                           94,000        138,000
                                              -------------  -------------
    Total accounts receivable                 $   2,653,000  $   2,267,000
                                              -------------  -------------
                                              -------------  -------------

NOTE 4 - INVENTORIES
The November 30 inventory balance is comprised of the following:

                                                  1994           1995
                                              -------------  -------------
New vehicles and demonstrators                $   5,988,000  $   5,386,000
Used vehicles                                     2,602,000      1,343,000
Parts and accessories                               758,000        746,000
                                              -------------  -------------
                                              $   9,348,000  $   7,475,000
                                              -------------  -------------
                                              -------------  -------------

NOTE 5 - FLOOR PLAN NOTES PAYABLE
The manufacturer/distributor finances new and used vehicle purchases by the Company. Floor plan notes payable bear interest at the finance company's prime rate (approximately 9.5% at November 30, 1995). The notes are collateralized by all of the Company's tangible and intangible personal property, including, but not limited to, substantially all new, used and demonstrator vehicles, parts and accessories inventory, accounts receivable, and all machinery and equipment. The notes are generally due within ten days of the sale of the vehicles or within three days after receiving the sales proceeds, whichever is sooner. Accordingly, floor plan notes payable have been classified as current in the accompanying balance sheet.

NOTE 6 - COMMITMENTS AND CONTINGENCIES
OPERATING LEASES - The Company leases the facility on which it conducts its retail automobile business. In connection with the sale of its business and inventory to Performance Dodge, Inc. (as more fully discussed in Note 9), the owners of Performance Dodge, Inc. acquired the Company's primary dealership facility and continued to lease the facility to the Company. This lease expired upon the sale of the business and inventory to Performance Dodge, Inc. Two other land and building leases require annual rent payments of $24,000 and $13,200 and expire in May 1997 and March 2000, respectively.

Rent expense on all operating leases was approximately $235,000 and $236,000 for the years ended November 30, 1994 and November 30, 1995, respectively. Additionally, the Company is liable for property taxes and insurance.

NOTE 7 - LITIGATION
From time to time, the Company is named in claims involving the manufacture and sale of automobiles, contractual disputes and other matters arising in the ordinary course of business. Currently, no legal

JIM GLOVER DODGE, INC.

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
proceedings are pending against or involve the Company that, in the opinion of management, could be expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Company in the year of ultimate settlement.

The Company is also subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil and other chemicals and waste. The Company is not aware of any pending environmental matters or matters of noncompliance with all applicable environmental laws relating to its business.

In limited circumstances, the Company will either partially or fully guarantee finance contracts of customers with the financial institutions issuing the credit. The amount of outstanding finance contracts on which the Company has either partially or fully guaranteed the financial performance of the customer approximated $418,000 and $203,000 at November 30, 1994 and November 30, 1995, respectively.

NOTE 8 - RELATED PARTY TRANSACTIONS
During fiscal 1994 and 1995, the Company leased the primary building and land from an affiliate of the Company. The Company has accounted for this lease as an operating lease. During fiscal 1994 and 1995, the Company paid rent of $120,000 and $100,000, respectively, to this affiliate.

Several affiliated corporations advanced the Company funds during fiscal 1995. These advances bear interest at 9.5% and are due upon demand. Accordingly, these advances have been classified as a current liability in the accompanying balance sheet. The balance of these advances at November 30, 1995 approximated $552,000. There were no outstanding advances from affiliates at November 30, 1994.

NOTE 9 - SUBSEQUENT EVENTS
Effective December 4, 1995, the Company sold substantially all its assets to Performance Dodge, Inc. for the assumption of its floor plan liability and cash consideration of approximately $5.9 million. Performance Dodge, Inc. is a wholly-owned subsidiary of Cross-Country Auto Retailers, Inc.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth all expenses, other than underwriting discounts and commissions, payable by Cross-Country Auto in connection with the sale of the Common Stock being registered. All the amounts shown are estimates, except for the registration fee with the Securities and Exchange Commission, the NASD filing fee and the New York Stock Exchange fees.

SEC Registration fee....................................................  $  21,067
NASD filing fee.........................................................      6,610
New York Stock Exchange fees............................................    119,600
Blue Sky fees and expenses..............................................     22,500
Printing and engraving expenses.........................................    142,000
Legal fees and expenses.................................................    400,000
Accounting fees and expenses............................................    550,000
Transfer agent and registrar fees.......................................      7,200
Miscellaneous...........................................................    131,023
                                                                          ---------
    TOTAL...............................................................  $1,400,000
                                                                          ---------
                                                                          ---------

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Cross-Country Auto's Certificate of Incorporation and Bylaws set forth the extent to which officers or directors of Cross-Country Auto may be indemnified against any liabilities which they may incur. The general effect of such provisions is that any person made a party to an action, suit or proceeding by reason of the fact that he is or was a director or officer of the Company, or of another corporation or other enterprise which he served as such at the request of the Company, shall be indemnified by the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted under the laws of the State of Delaware. Cross-Country Auto's Certificate of Incorporation and Bylaws give the Board of Directors the authority to extend such indemnification to employees of the Company as well. These provisions of the Company's Certificate of Incorporation and Bylaws are not exclusive of any other indemnification rights to which an officer or director may be entitled, whether by contract or otherwise.

    The general effect of the indemnification provisions contained in Section 145 of the Delaware General Corporation Law is as follows: A director or officer who, by reason of such directorship or officership, is involved in any action, suit or proceeding (other than an action by or in the right of the corporation) may be indemnified by the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director or officer who, by reason of such directorship or officership, is involved in any action or suit by or in the right of the corporation may be indemnified by the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the corporation unless and only to the extent that a court of appropriate jurisdiction shall approve such indemnification.

    Cross-Country Auto's Certificate of Incorporation provides that, to the maximum extent permitted under the General Corporation Law of the State of Delaware, a director of Cross-Country Auto shall not be personally liable to the Company or to any of its stockholders for monetary damages for breach of fiduciary duty as a director of the Company. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its charter a provision that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Cross-Country Auto was incorporated on May 16, 1996. The Company issued the following shares of Common Stock as of June 12, 1996 for $10 per share in cash:

              STOCKHOLDER                NUMBER OF SHARES ISSUED
- ---------------------------------------  -----------------------
Bill A. Gilliland                                       51
Twenty-Two Ten, Ltd.                                    17
Xaris, Ltd.                                             17
Benji Investments, Ltd.                                 10

    On June 20, 1996, the Company issued the following shares of its Common Stock in exchange for all of the issued and outstanding shares of common stock of Plains Chevrolet, Inc., Midway Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc. and Working Man's Credit Plan, Inc.:

              STOCKHOLDER                NUMBER OF SHARES ISSUED
- ---------------------------------------  -----------------------
Gilliland Group Family Partnership               8,656,790
Benji Investments, Ltd.                          1,012,490
KAPL, Ltd.                                         151,875

    On  June 21, 1996, the Company issued 303,750 shares of Common Stock to Ezra
P. Mager for an aggregate of $250,000 in cash.

    All of the issuances of securities described above were exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS

EXHIBIT NO.                                              DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------------
       *1.1  Form of Underwriting Agreement
       *2.1  Buy-Sell Agreement relating to the Dodge Acquisition
        3.1  Certificate of Incorporation of Cross-Country Auto Retailers, Inc.
        3.2  Proposed Form of Amended and Restated Certificate of Incorporation of Cross-Country Auto Retailers,
             Inc.
        3.3  By-laws of Cross-Country Auto Retailers, Inc.
        3.4  Proposed Form of Amended and Restated Bylaws of Cross-Country Auto Retailers, Inc.
       *4.1  Specimen Common Stock Certificate
       *4.2  Stockholders' Rights Plan
       *4.3  Proposed Form of Power of Attorney and Custody Agreement
       *4.4  Form of 1996 Stock Option Plan of Cross-Country Auto Retailers, Inc.
       *5.1  Opinion and Consent of Howard, Darby & Levin
      *10.1  Dealer Sales and Service Agreement, dated November 1, 1995, between the Chevrolet Division of
             General Motors Corporation and Plains Chevrolet, Inc.**
      *10.2  Sales and Service Agreement between Performance Dodge, Inc. and Chrysler Corporation
      *10.3  Dealer Sales and Service Agreement, dated February 8, 1995, between the Nissan Division of Nissan
             Motor Corporation in U.S.A. and Quality Nissan, Inc.***
      *10.4  Dollar Volume Contract, dated March 31, 1994, between Plains Chevrolet, Inc., Westgate Chevrolet,
             Inc., Midway Chevrolet, Inc., and Quality Nissan, Inc. and Amarillo Globe News
      *10.5  Sublease, dated June 1, 1995, between Gilliland Group Family Partnership and Performance Nissan,
             Inc.

EXHIBIT NO.                                              DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------------
      *10.6  Lease, dated March 1, 1994, among John W. Adams, Eleanore A. Braly as Trustee of the Eleanore A.
             Braly Trust, Romie G. Carpenter, Melody Lynn Goff, and Selden Simpson and Quality Nissan, Inc.
      *10.7  Lease, dated June 1, 1996, between Gilliland Group Family Partnership and Cross-Country Auto
             Retailers, Inc.
      *10.8  Wholesale Security Agreement, as amended, dated December 4, 1995, between General Motors Acceptance
             Corporation and Performance Dodge, Inc. ****
      *10.9  Corporation and Shareholders' Agreement of Xaris Management Co.
     *10.10  Documents, dated December 4, 1995, relating to $5,550,000 loan by General Motors Acceptance
             Corporation to Performance Dodge, Inc.
    10.10.1  Promissory Note by Performance Dodge, Inc. to General Motors Acceptance Corporation, in the amount of $1,850,000
    10.10.2  Promissory Note by Performance Dodge, Inc. by General Motors Acceptance Corporation, in the amount of $3,700,000
    10.10.3  Cross-Default and Cross-Collateralization Agreement between General Motors Acceptance Corporation and Performance Dodge, Inc.
    10.10.4  Security Agreement between General Motors Acceptance Corporation and Performance Dodge, Inc.
    10.10.5  Mortgage, Assignment and Security Agreement between General Motors Acceptance Corporation and
             Performance Dodge, Inc.
     *10.11  Documents relating to loan by General Motors Acceptance Corporation to Midway Chevrolet, Inc.
    10.11.1  Promissory Note, dated December 15, 1989, by Midway Chevrolet, Inc. to General Motors Acceptance
             Corporation, in the amount of $977,249.74
    10.11.2  Renewal, Extension and Modification Agreement, dated February 20, 1995, between General Motors
             Acceptance Corporation and Midway Chevrolet, Inc.
    10.11.3  Security Agreement, dated February 20, 1995, between General Motors Acceptance Corporation and
             Midway Chevrolet, Inc.
     *10.12  Documents, dated December 4, 1995, relating to $1,350,000 loan by General Motors Acceptance
             Corporation to Performance Nissan, L.L.C.
    10.12.1  Promissory Note by Performance Nissan, L.L.C. to General Motors Acceptance Corporation, in the
             amount of $1,350,000
    10.12.2  Cross-Default and Cross-Collateralization Agreement between General Motors Acceptance Corporation and Performance Nissan, L.L.C.
    10.12.3  Security Agreement between General Motors Acceptance Corporation and Performance Nissan, L.L.C.
     *10.13  Documents relating to used vehicle inventory financing agreements between General Motors Acceptance
             Corporation and Cross-Country Auto Retailers, Inc. dealership subsidiaries
    10.13.1  Used Vehicle Wholesale Borrowing Base Credit Line Loan Agreement, dated June 7, 1996, between
             General Motors Acceptance Corporation and Peformance Dodge, Inc.****
    10.13.2  Promissory Note, dated June 7, 1996, by Performance Dodge, Inc. to General Motors Acceptance
             Corporation, in the amount of $3,000,000*****
    10.13.3  Cross-Default and Cross-Collateralization Agreement between General Motors Acceptance Corporation and Performance Nissan, Inc., Performance Dodge, Inc., Midway Chevolet, Inc., Plains Chevrolet,
             Inc., Quality Nissan, Inc. and Westgate Chevrolet, Inc.
       21.1  Subsidiaries
       23.1  Consent of Price Waterhouse LLP, independent accountants, relating to the financial statements of
             Cross-Country Auto Retailers, Inc. and subsidiaries and Jim Glover Dodge, Inc.

EXHIBIT NO.                                              DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------------
      *23.2  Consent of Howard, Darby & Levin (included in Exhibit 5.1)
       24.1  Power of Attorney (see page II-5)
       27.1  Financial Data Schedule

- ------------------------
*    To be filed by amendment.
** Substantially identical Agreements exist between the Chevrolet Division and each of Midway Chevrolet, Inc. and Westgate Chevrolet, Inc.
*** Substantially identical Agreement exists between the Nissan Division and Performance Nissan, Inc.
**** Substantially identical Agreements exists between  GMAC and each of  Midway
     Chevrolet, Inc., Plains Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc. and Performance Nissan, Inc.
*****Substantially identical  Promissory  Notes  have been  executed  by  Midway
     Chevrolet, Inc., Plains Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc., and Performance Nissan, Inc., in the amounts indicated for each dealership subsidiary in the Cross-Default and Cross-Collateralization Agreement (Exhibit 10.13.3).

ITEM 17. UNDERTAKINGS.
    The undersigned registrant hereby undertakes:

       (1) To provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

       (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Amarillo, State of Texas, on June 21, 1996.

                                          CROSS-COUNTRY AUTO RETAILERS, INC.

                                          By        /s/ BILL A. GILLILAND

                                            ------------------------------------
                                             Name: Bill A. Gilliland
                                             Title: Chairman and Chief Executive
                                             Officer

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Bill A. Gilliland, Robert W. Hall , Emmet M. Rice, Jr. and Ezra P. Mager, any of whom may act without the joinder of the others, as his true and lawful
attorneys-in-fact  and   agents,   with   full   power   of   substitution   and
resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    PURSUANT   TO  THE  REQUIREMENTS  OF  THE   SECURITIES  ACT  OF  1933,  THIS
REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

                      SIGNATURE                                       TITLE                         DATE
- ------------------------------------------------------  ---------------------------------  ----------------------
                      /s/ BILL A. GILLILAND             Chairman, Chief Executive Officer
     -------------------------------------------         and Director                          June 21, 1996
                  Bill A. Gilliland                      (principal executive officer)

                        /s/ ROBERT W. HALL
     -------------------------------------------        Senior Vice Chairman and Director      June 21, 1996
                    Robert W. Hall

                        /s/ EZRA P. MAGER
     -------------------------------------------        Vice Chairman and Director             June 21, 1996
                    Ezra P. Mager

                    /s/ EMMETT M. RICE, JR.
     -------------------------------------------        Senior Vice President, Chief           June 21, 1996
                 Emmett M. Rice, Jr.                     Operating Officer and Director

                                                        Vice President and Chief
                     /s/ CHARLES D. WINTON               Financial Officer (principal
     -------------------------------------------         accounting and financial              June 21, 1996
                  Charles D. Winton                      officer)

                                 EXHIBIT INDEX

EXHIBIT NO.                                          DESCRIPTION                                             PAGE
- -----------  --------------------------------------------------------------------------------------------  ---------
       *1.1  Form of Underwriting Agreement
       *2.1  Buy-Sell Agreement relating to the Dodge Acquisition
        3.1  Certificate of Incorporation of Cross-Country Auto Retailers, Inc.
        3.2  Proposed Form of Amended and Restated Certificate of Incorporation of Cross-Country Auto
             Retailers, Inc.
        3.3  By-laws of Cross-Country Auto Retailers, Inc.
        3.4  Proposed Form of Amended and Restated Bylaws of Cross-Country Auto Retailers, Inc.
       *4.1  Specimen Common Stock Certificate
       *4.2  Stockholders' Rights Plan
       *4.3  Proposed Form of Power of Attorney and Custody Agreement
       *4.4  Form of 1996 Stock Option Plan of Cross-Country Auto Retailers, Inc.
       *5.1  Opinion and Consent of Howard, Darby & Levin
      *10.1  Dealer Sales and Service Agreement, dated November 1, 1995, between the Chevrolet Division of General Motors Corporation and Plains Chevrolet, Inc.**
      *10.2  Sales and Service Agreement between Performance Dodge, Inc. and Chrysler Corporation
      *10.3  Dealer Sales and Service Agreement, dated February 8, 1995, between the Nissan Division of
             Nissan Motor Corporation in U.S.A. and Quality Nissan, Inc.***
      *10.4  Dollar Volume Contract, dated March 31, 1994, between Plains Chevrolet, Inc., Westgate
             Chevrolet, Inc., Midway Chevrolet, Inc., and Quality Nissan, Inc. and Amarillo Globe News
      *10.5  Sublease, dated June 1, 1995, between Gilliland Group Family Partnership and Performance
             Nissan, Inc.
      *10.6  Lease, dated March 1, 1994, among John W. Adams, Eleanore A. Braly as Trustee of the
             Eleanore A. Braly Trust, Romie G. Carpenter, Melody Lynn Goff, and Selden Simpson and
             Quality Nissan, Inc.
      *10.7  Lease, dated June 1, 1996, between Gilliland Group Family Partnership and Cross-Country Auto
             Retailers, Inc.
      *10.8  Wholesale Security Agreement, as amended, dated December 4, 1995, between General Motors
             Acceptance Corporation and Performance Dodge, Inc. ****
      *10.9  Corporation and Shareholders' Agreement of Xaris Management Co.
     *10.10  Documents, dated December 4, 1995, relating to $5,550,000 loan by General Motors Acceptance
             Corporation to Performance Dodge, Inc.
    10.10.1  Promissory Note by Performance Dodge, Inc. to General Motors Acceptance Corporation, in the
             amount of $1,850,000
    10.10.2  Promissory Note by Performance Dodge, Inc. by General Motors Acceptance Corporation, in the
             amount of $3,700,000
    10.10.3  Cross-Default and Cross-Collateralization Agreement between General Motors Acceptance
             Corporation and Performance Dodge, Inc.
    10.10.4  Security Agreement between General Motors Acceptance Corporation and Performance Dodge, Inc.
    10.10.5  Mortgage, Assignment and Security Agreement between General Motors Acceptance Corporation and Performance Dodge, Inc.
     *10.11  Documents relating to loan by General Motors Acceptance Corporation to Midway Chevrolet,
             Inc.

EXHIBIT NO.                                          DESCRIPTION                                             PAGE
- -----------  --------------------------------------------------------------------------------------------  ---------
    10.11.1  Promissory Note, dated December 15, 1989, by Midway Chevrolet, Inc. to General Motors
             Acceptance Corporation, in the amount of $977,249.74
    10.11.2  Renewal, Extension and Modification Agreement, dated February 20, 1995, between General
             Motors Acceptance Corporation and Midway Chevrolet, Inc.
    10.11.3  Security Agreement, dated February 20, 1995, between General Motors Acceptance Corporation and Midway Chevrolet, Inc.
     *10.12  Documents, dated December 4, 1995, relating to $1,350,000 loan by General Motors Acceptance
             Corporation to Performance Nissan, L.L.C.
    10.12.1  Promissory Note by Performance Nissan, L.L.C. to General Motors Acceptance Corporation, in
             the amount of $1,350,000
    10.12.2  Cross-Default and Cross-Collateralization Agreement between General Motors Acceptance
             Corporation and Performance Nissan, L.L.C.
    10.12.3  Security Agreement between General Motors Acceptance Corporation and Performance Nissan,
             L.L.C.
     *10.13  Documents relating to used vehicle inventory financing agreements between General Motors
             Acceptance Corporation and Cross-Country Auto Retailers, Inc. dealership subsidiaries
    10.13.1  Used Vehicle Wholesale Borrowing Base Credit Line Loan Agreement, dated June 7, 1996, between General Motors Acceptance Corporation and Peformance Dodge, Inc.****
    10.13.2  Promissory Note, dated June 7, 1996, by Performance Dodge, Inc. to General Motors Acceptance
             Corporation, in the amount of $3,000,000*****
    10.13.3  Cross-Default and Cross-Collateralization Agreement between General Motors Acceptance
             Corporation and Performance Nissan, Inc., Performance Dodge, Inc., Midway Chevolet, Inc.,
             Plains Chevrolet, Inc., Quality Nissan, Inc. and Westgate Chevrolet, Inc.
       21.1  Subsidiaries
       23.1  Consent of Price Waterhouse LLP, independent accountants, relating to the financial statements of Cross-Country Auto Retailers, Inc. and subsidiaries and Jim Glover Dodge, Inc.
      *23.2  Consent of Howard, Darby & Levin (included in Exhibit 5.1)
       24.1  Power of Attorney (see page II-5)
       27.1  Financial Data Schedule

- ------------------------
*    To be filed by amendment.
** Substantially identical Agreements exist between the Chevrolet Division and each of Midway Chevrolet, Inc. and Westgate Chevrolet, Inc.
*** Substantially identical Agreement exists between the Nissan Division and Performance Nissan, Inc.
**** Substantially identical Agreements exists between  GMAC and each of  Midway
     Chevrolet, Inc., Plains Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc. and Performance Nissan, Inc.
*****Substantially identical  Promissory  Notes  have been  executed  by  Midway
     Chevrolet, Inc., Plains Chevrolet, Inc., Westgate Chevrolet, Inc., Quality Nissan, Inc., and Performance Nissan, Inc., in the amounts indicated for each dealership subsidiary in the Cross-Default and Cross-Collateralization Agreement (Exhibit 10.13.3).

                                       ii